

Latham Group Proxy Statement 2023



The Pool Company

To Our Stockholders:

We are pleased to invite you to attend the 2023 Annual Meeting of Stockholders of Latham Group, Inc. to be held on Tuesday, May 2, 2023, at 8:00 a.m. Eastern Daylight Time at Saratoga National Golf Club, 458 Union Avenue, Saratoga Springs, NY 12866.

In fiscal 2022, we delivered our 13th consecutive year of net sales and adjusted EBITDA growth in spite of a challenging macroeconomic environment. We are pleased with this strong performance, which was enabled by our progress in driving the material conversion from concrete to fiberglass swimming pools, strengthening our supply chain and driving operational efficiency. Together in close partnership, Latham's Board and management team have taken actions to respond to evolving market conditions while continuing to make strategic investments that position Latham for future growth.

In 2023, our focus remains on our mission to reimagine the pool-buying journey and to provide high-quality in-ground swimming pools as an attainable luxury for homeowners. We are confident in our ability to navigate through ongoing market challenges and position ourselves for long-term growth as we continue to execute on our strategic priorities and further transform the pool industry.

2023 Annual Meeting of Stockholders

Details regarding the business to be conducted at the 2023 Annual Meeting of Stockholders and admission thereto are described in the accompanying Notice of Annual Meeting of Stockholders and proxy statement.

Your vote is important. Whether or not you plan to attend the 2023 Annual Meeting of Stockholders, we hope you will vote by Internet, telephone or mail as soon as possible to ensure your vote is recorded promptly. Please carefully review the instructions on each of your voting options described in the accompanying proxy statement, as well as in the accompanying Notice of Internet Availability of Proxy Materials, proxy card or voting instruction card you received in the mail.

Thank you for your ongoing support of and continued interest in Latham Group, Inc. We look forward to your participation at our Annual Meeting.

Sincerely,

Scott M. Rajeski
President and Chief Executive Officer

James E. Cline
Chair of the Board

Latham, New York

March 21, 2023



The Pool Company

Latham Group, Inc. Notice of Annual Meeting of Stockholders to be held May 2, 2023

Notice is hereby given that the 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Latham Group, Inc., a Delaware corporation, will be held on Tuesday, May 2, 2023, at 8:00 a.m. Eastern Daylight Time at Saratoga National Golf Club, 458 Union Avenue, Saratoga Springs, NY 12866 to conduct the following items of business.

1. The election of three Class II directors named in the accompanying proxy statement, each to serve for a three-year term and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.

2. The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

3. The approval of an amendment to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan to increase by 8,000,000 shares the number of shares of Common Stock that may be issued pursuant to awards granted under such plan and make other specified changes.

4. The transaction of such other business as may properly come before the meeting, or any adjournment or postponement thereof.

These items of business are more fully described in the accompanying proxy statement. We have not received notice of any other matters that may be properly presented at our Annual Meeting.

Stockholders of record at the close of business on March 6, 2023 are entitled to notice of, and to vote at, our Annual Meeting and any adjournment or postponement thereof.

We have elected to provide access to our proxy materials over the Internet under the U.S. Securities and Exchange Commission's "notice and access" rules. We will furnish proxy materials to all of our stockholders via the Internet in order to expedite stockholders' receipt of proxy materials while lowering the cost of delivery and reducing the environmental impact of our Annual Meeting. Accordingly, we are mailing to our stockholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials, which provides instructions on how to access the accompanying proxy statement and our annual report to stockholders for the fiscal year ended December 31, 2022 via the Internet and how to vote online. The Notice of Internet Availability of Proxy Materials also contains instructions on how to obtain the proxy materials in printed form.

We intend to hold our Annual Meeting in person. In the event it is not possible or advisable to hold our Annual Meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication. Please monitor the investor relations page of our website at https://ir.lathampool.com for updated information. If you are planning to attend our Annual Meeting, please check the website prior to the meeting date.

You may cast your vote over the Internet, by telephone or by completing and mailing a proxy card or voting instruction card. Voting instruction cards forwarded by or for banks, brokers or other nominees should be returned as requested by them.

We encourage you to vote promptly to ensure your vote is represented at our Annual Meeting and that we have a quorum, regardless of whether you plan to attend in person. Voting in advance does not deprive you of your right to attend our Annual Meeting and to change your vote during our Annual Meeting.

By order of the Board of Directors,

Patrick M. Sheller

Patrick M. Sheller
Secretary
Latham, New York
March 21, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 2, 2023

The Notice of the 2023 Annual Meeting of Stockholders, the accompanying proxy statement for the 2023 Annual Meeting of Stockholders and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 are available at www.proxyvote.com.

Table of Contents

In this proxy statement, unless otherwise indicated or the context otherwise requires, references to the "Company," "Latham," "we," "us" and "our" refer to Latham Group, Inc. Latham Group, Inc. is a holding company that does not conduct any business operations and therefore references to our operations and financial performance include Latham Group, Inc. and its consolidated subsidiaries.

Proxy Summary

This proxy statement is furnished to stockholders of Latham Group, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies by our board of directors (our "Board") for use at our 2023 Annual Meeting of Stockholders to be held on Tuesday, May 2, 2023 (the "Annual Meeting"), at 8:00 a.m. Eastern Daylight Time, and at any adjournment or postponement thereof. Our Annual Meeting will be held at Saratoga National Golf Club, 458 Union Avenue, Saratoga Springs, NY 12866.

We are making this proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the "Annual Report") available to our stockholders electronically via the Internet at www.proxyvote.com. On or about March 21, 2023, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials (the "Internet Notice") containing instructions on how to access this proxy statement and vote online or by telephone. If you received an Internet Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them pursuant to the instructions provided in the Internet Notice. The Internet Notice also instructs you on how to access this proxy statement.

This proxy summary highlights information contained elsewhere in this proxy statement for our Annual Meeting. This proxy summary does not contain all of the information that you should consider, and you should read the entire proxy statement before voting. For more complete information regarding the 2022 operational and financial performance of Latham, you should review our Annual Report.

Annual Meeting Information

Meeting Date	Time	Location	Record Date
Tuesday, May 2, 2023	8:00 a.m. EDT	Saratoga National Golf Club 458 Union Avenue Saratoga Springs, NY 12866	March 6, 2023

Voting Methods Prior to Annual Meeting

Your vote is important. Whether or not you plan to attend our Annual Meeting, we urge you to vote promptly to save us the expense of additional solicitation. Please carefully review the proxy materials and cast your vote on all of the proposals.

If you are a record holder, you may vote using one of the following methods. If you are a beneficial owner, you may vote using one of the methods listed on your voting instruction card. Make sure to have your Internet Notice, proxy card or voting instruction card and follow the instructions.

Internet	By Phone	By Mail
www.proxyvote.com	1-800-690-6903	Request a printed copy of the proxy materials and complete, sign and return your proxy card or voting instruction card

Proposals, Board Recommendations and Required Vote

	Proposal	Board Recommendation	Required Vote
1	Election of Class II Directors	FOR each nominee	Plurality of votes cast
2	Ratification of Appointment of Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm for 2023	FOR	Majority of the voting power present in person or represented by proxy and entitled to vote
3	Approval of an Amendment to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan	FOR	Majority of the voting power present in person or represented by proxy and entitled to vote

Business Overview

Latham Group, Inc., headquartered in Latham, New York, is the largest designer, manufacturer and marketer of in-ground residential swimming pools in North America, Australia and New Zealand. With an operating history that spans over 65 years, we offer the industry's broadest portfolio of pools and related products, including fiberglass pools, packaged pools, pool liners and pool covers. We hold the #1 market position in North America in every product category in which we compete. We believe that we are the most sought-after brand in the pool industry and the only pool company that has established a direct relationship with the homeowner. We are Latham, The Pool Company™.

We have a heritage of innovation. In an industry that has traditionally marketed on a business-to-business basis (pool manufacturer to dealer), we pioneered the first "direct-to-homeowner" digital and social marketing strategy that has transformed the homeowner's purchase journey. Through this marketing strategy, we are able to create demand for our pools and generate and provide high quality, purchase-ready consumer leads to our dealer partners.

Partnership with our dealers is integral to our collective success, and we have enjoyed long-tenured relationships averaging over 14 years. We support our dealer network with business development tools, co-branded marketing programs and in-house training, as well as an operations platform consisting of approximately 2,200 employees across over 30 facilities. The full resources of the Company are dedicated to designing and manufacturing high-quality pool products with the homeowner in mind, and positioning ourselves as a value-added partner to our dealers.

2022 Company Performance Highlights

Highlights of Latham's 2022 operational and financial performance include:

Fiscal Year 2022 Highlights

Performance



Net Sales
($ in millions)
+10% YoY Growth

$630 $696

FY 2021   FY 2022

Adjusted EBITDA[1]
($ in millions)
+2% YoY Growth

$140 $143

FY 2021   FY 2022

Advanced our fiberglass conversion efforts

Grew fiberglass volume, overcoming a year-over-year decline in the industry for U.S. in-ground pool installations in fiscal year 2022

Made significant progress on our state-of-the-art Kingston, Ontario fiberglass facility, with production on track to begin in Q2 fiscal year 2023

Acquired fiberglass manufacturing assets in Oklahoma, enabling us to better tap into U.S. Southwest market; Latham quality pool production initiated in Q1 fiscal year 2023



Kingston, Canada



Seminole, Oklahoma

NOTE:
1. See our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for a reconciliation of Adjusted EBITDA to net income (loss) and related information.

Fiscal Year 2022 Highlights

Continued to drive homeowner interest in pool ownership

2x Pool Cost Estimator user growth year over year

3x MyLatham profile growth year over year

20,000
leads generated in FY 2022

Strengthened supply chain

Enhanced North American fiberglass production

Returned to **normalized lead times** across product portfolio

Drove operational efficiency

Implemented lean initiatives aimed at **driving continuous improvement** in our operations

Took **deliberate actions to manage costs** in response to challenging market environment

Advanced ESG efforts



Completed our first **materiality assessment**

Launched our **inaugural** ESG report

Established **ESG governance structure** overseen by our Board

Proposal 1—Election of Three Class II Director Nominees

In connection with our initial public offering ("IPO") and our related reorganization transactions, our Board was constituted on December 9, 2020. Our Board currently consists of eight directors. Following a review of the individual and aggregate qualifications, attributes, skills and experience of Board members, our Board has re-nominated the three Class II directors for election at our Annual Meeting. Our Board believes that the director nominees will continue to collectively serve in the best interests of stockholders and the Company and assist our Board to fulfill its significant oversight role.

Each of the Class II director nominees will serve a three-year term and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.

Name	Director Since	Independent	Primary or Most Recent Occupation	Current Board Committee(s)
Robert D. Evans	2020	Yes	Service as Board Director/Manager; Former Chief Financial Officer of Performance Food Group Company	Audit (Chair)
William M. Pruellage	2021	Yes	Managing Partner, Pamplona	Compensation
Scott M. Rajeski	2020	No	President and Chief Executive Officer, Latham	None

Mr. Evans and Mr. Pruellage are two of the four current designees of Pamplona under the Stockholders' Agreement.

Qualifications, Attributes, Skills and Experience of our Directors

The following table sets forth a summary of key qualifications, attributes, skills and experience that our current directors contribute to our Board.

	Number of Directors
Senior Leadership or Management Experience	7
Consumer Products Expertise	7
Manufacturing and Supply Chain Experience	7
International Business Operations Experience	6
Marketing and Brand Management Expertise	6
Strategic Growth and M&A Experience	7
Other Public Company Service	4
Finance or Accounting Experience	6
Digital Transformations, Technology or Cybersecurity Expertise	3
Risk Management/Compliance Expertise	3
Human Capital Management Expertise	4

Compensation Governance

See "Named Executive Officer Compensation" for a detailed discussion of our compensation programs and determinations for our named executive officers in 2022. The following table sets forth a summary of key compensation governance matters for our current program.

What We Do	What We Don't Do
• Our independent Compensation Committee retains and actively engages with an independent compensation consultant	• No single-trigger vesting of equity awards upon change-in-control
• Our equity plan aligns with stockholder interests (see *Proposal 3*)	• Forfeiture of all unvested equity for any termination event (subject to mutual agreement otherwise)
• We use peer group and executive compensation survey data, which is reviewed and updated annually, as a component of establishing target annual compensation	• No hedging or pledging of our securities, and no using derivatives
• Our rigorous, objective financial and individual goals align with our business strategy	• No tax gross-ups upon change-in-control or severance
• Our incentive programs have a fixed payout cap	• No guaranteed bonuses, except new hire or severance agreements, and no one-time equity awards, except new hires
• We use three-year or four-year pro rata annual vesting for equity awards	• No significant perquisites, supplemental benefits, pension plans or defined benefit plans
• We use a Clawback Policy applicable to our executive officers, including upon specified detrimental activity or receipt of amounts in excess of what should have been received (due to restatement, mistake or error)	• No repricing/replacing underwater stock options and stock appreciation rights
• We have employment agreements with named executive officers, which include restrictive covenants relevant to our business	
• Our named executive officers are paid a majority of their total target compensation in equity	

2022 Compensation Program

The compensation program for our named executive officers is designed to attract, motivate and retain qualified employees and to provide them incentives to achieve or exceed the Company's annual operational, financial and strategic goals and to increase long-term stockholder value. As a new public company in 2021, our Compensation Committee continues to evolve our compensation philosophy, policies and practices for our named executive officers. The 2022 compensation program for named executive officers consisted principally of a base salary, an annual cash bonus, and equity awards (annual stock option awards and new hire RSU awards).

Our Chief Executive Officer's target annual compensation included a base salary of $450,000 (an increase of 12.5%), a target bonus of 100% of base salary (consistent with 2021), and a target long-term incentive award of 250% of base salary (consistent with 2021). Based on Company performance and individual performance, he earned 13.8% of his target annual cash bonus, or $62,280.

Initial 2023 Compensation Determinations and Future Commitments

Our Compensation Committee intends to continue to evolve our compensation program for named executive officers. Our Compensation Committee has approved key components of the 2023 compensation program for named executive officers:

- The base salaries, target bonuses (as a % of base salary) and target annual equity (as a % of base salary) for named executive officers will remain unchanged from 2022.
- The annual bonus plan will be solely based on an Adjusted EBITDA performance goal.
- The annual equity program will consist of 70% RSUs and 30% stock appreciation rights ("SARs"); the SARs are contingent on stockholder approval of Proposal Three.

Our Compensation Committee also has made a commitment to:

- In 2023, adopt stock ownership guidelines for our named executive officers (and non-employee directors)
- For the 2024 annual equity program, include performance-based equity awards for our named executive officers

Key Corporate Governance Highlights

Our Board has taken a reasonable, measured approach in implementing our corporate governance policies and practices in light of our IPO in April 2021, our ongoing status as a controlled company and challenging macroeconomic conditions.

Our Board recognizes the importance of evolving our corporate governance practices as we become a mature publicly traded company. By no later than our 2028 annual meeting of stockholders, which is seven years following our IPO, our Board is committed to effectuate:

- Fully independent standing Committees (Audit, Compensation, and Nominating and Corporate Governance)
- A plurality plus resignation policy for uncontested director elections

Key elements of our current governance are set forth below.

- Independent, non-executive Chair of Board
- Five of eight independent directors, and fully independent Audit and Compensation Committees
- Regular executive sessions of non-management directors, and at least an annual executive session of independent directors
- Annual Board and Committee self-evaluations
- Significant strategy and risk oversight by Board and Committees
- Director onboarding and continuing director education
- Annual review of Committee charters and key governance policies

- Key oversight of human capital management and ESG initiatives and related public reporting
- Strong director attendance at Board and Committee meetings
- Management and director succession planning
- No dual classes of Common Stock (i.e. no unequal voting rights)
- No poison pill
- No director overboarding
- No hedging or pledging regarding our securities, and no using derivatives

On April 27, 2021, we entered into a stockholders' agreement (the "Stockholders' Agreement") with Pamplona Capital Partners V, L.P., an investment fund (the "Pamplona Fund") managed by affiliates of Pamplona Capital Management, LLC (together with its respective subsidiaries and affiliates, "Pamplona"), and Wynnchurch Capital Partners IV, L.P. ("Wynnchurch IV") and WC Partners Executive IV, L.P. ("WC Executive") (collectively, the "Wynnchurch Funds"), managed by affiliates of Wynnchurch Capital, L.P. (together with its respective subsidiaries and affiliates, "Wynnchurch"). The Stockholders' Agreement grants Pamplona the right to nominate to our Board a number of designees on a sliding scale depending on Pamplona's affiliates' ownership of shares of the Company's common stock, par value $0.01 per share (our "Common Stock" or "shares of Common Stock"). Mr. Derbyshire, Mr. Evans, Mr. Laven and Mr. Pruellage are the current designees of Pamplona under the Stockholders' Agreement. Wynnchurch had certain director nomination rights, which they waived beginning in July 2022. For more information, see "Certain Relationships and Related Party Transactions—Stockholders' Agreement." References to our "Principal Stockholders" in this proxy statement refer to the Pamplona Fund, managed by Pamplona, and the Wynnchurch Funds, managed by Wynnchurch.

Environmental, Social and Governance

As a leading global manufacturer of inground swimming pools, our ambition is to lead the way towards a more sustainable future for our industry. In launching our formal ESG program, we worked with independent consultants beginning in the second half of 2021 to assess our ESG performance, benchmark our efforts against industry peers and establish a comprehensive strategy to manage ESG risks and opportunities and enhance disclosure of our program. See "—Board of Directors and Corporate Governance— Oversight of Environmental, Social and Governance."

Proposal 2—Ratification of Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm for 2023

Our Board is seeking stockholder support to ratify the appointment of Deloitte & Touche LLP ("Deloitte & Touche") as our independent registered public accounting firm for 2023. Our Audit Committee conducted a competitive process to select an independent registered public accounting firm for 2020 in connection with preparing for our IPO, and Deloitte & Touche was selected and appointed at such time. Our Audit Committee has continued its engagement with Deloitte & Touche since such date.

Our Audit Committee has reappointed Deloitte & Touche as the Company's independent registered public accounting firm for the year ending December 31, 2023, including based upon the following factors:

- Efficiencies of continued engagement
- Audit effectiveness
- Expertise and industry knowledge
- External data on audit quality and performance
- Reasonableness of fees
- Communication
- Ratification proposal support at the Company's 2022 annual meeting

---

Proposal 3—Amendment to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan

Our Board is asking our stockholders to approve an amendment (the "Amendment") to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan (the "2021 Omnibus Equity Plan"). The 2021 Omnibus Equity Plan was initially adopted in April 2021 preceding our IPO.

We use awards under the 2021 Omnibus Equity Plan to attract and retain employees, ensure that our compensation program provides appropriate incentives to motivate our key employees, officers and non-employee directors to contribute to our long-term performance and growth, develop a culture of ownership, and align further the interests of participants and our stockholders. Stockholder approval of the Amendment will permit us to continue to grant equity compensation awards to our key employees, officers and non-employee directors in furtherance of this philosophy.

Our Board has determined that it is in the best interests of us and our stockholders to approve the Amendment, which includes an increase in the share pool, as well as other best practice equity plan matters. The Amendment provides for the following terms.

- An increase by 8,000,000 shares of the number of shares of Common Stock that may be issued pursuant to awards.

- A prohibition on recycling of shares withheld or remitted to pay taxes for all awards (to enhance the current prohibition, which solely addresses stock options and SARs).

- A minimum vesting period of one year for all awards, with an exception for shares representing 5% of the share pool.

- A prohibition on the transfer of stock options and SARs for value or to third-party financial institutions without stockholder approval.

On March 1, 2023, our Compensation Committee approved our annual equity award grants under the 2021 Omnibus Equity Plan to officers and other employees. A portion of the awards granted to our executive officers included SARs for an aggregate of 790,181 shares of our Common Stock, with a strike price of $3.24 per share (the "Contingent Grants"). The Contingent Grants are subject to stockholder approval of this Proposal Three and the effectiveness of the Amendment, since we do not have enough shares of Common Stock in the share pool to support such grant currently. If the Amendment is not approved, the Contingent Grants will be canceled in their entirety.

Excluding the Contingent Grants, we had 289,475 shares of our Common Stock remaining available for issuance for awards under the 2021 Omnibus Equity Plan as of March 6, 2023.

Our Compensation Committee is recommending the approval of the Amendment for the following reasons:

- Critical Importance of Equity Awards to Our Long-Term Business Strategy, Including Employee Recruitment and Retention in a Competitive Market

- Historical Usage and Effectiveness of Prior Equity Grants Strongly Impacted by Macroeconomic Conditions and Stock Price Volatility

- We Did Not Utilize Customary Methods to Avoid or Limit Stockholder Approval of Share Pool Increases

- Our Compensation Committee is Committed to Evolving our Annual Equity Program

- A Reasonable Number of Shares Will Be Added to the 2021 Omnibus Equity Plan

- The 2021 Omnibus Equity Plan, as Amended, Includes Significant Compensation and Governance Best Practices

Proposal One: Election of Class II Directors

General

At our Annual Meeting, our stockholders will vote to elect the three Class II director nominees named in this proxy statement. Class II directors elected at our Annual Meeting will serve for three-year terms until our annual meeting of stockholders to be held in 2026 and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.

Based on its beneficial ownership of our Common Stock as of the record date, Pamplona has the right to designate four directors to our Board.

Class II Directors—Nominees for Election at our Annual Meeting

Our Board nominated Robert D. Evans, William M. Pruellage and Scott M. Rajeski for election to our Board as Class II directors at our Annual Meeting. These nominees were recommended by our Nominating and Corporate Governance Committee and approved for nomination by our Board, each in accordance with our established process for evaluating candidates to serve on our Board. Each of Mr. Evans and Mr. Pruellage is a director designee of Pamplona.

Our Nominating and Corporate Governance Committee recommended the appointment of Mr. Evans, Mr. Pruellage and Mr. Rajeski to our Board after considering each of their backgrounds, qualifications and professional experience. See "—Qualifications, Attributes, Skills and Experience of our Directors", and "—Identifying and Evaluating Candidates for Director" for additional information thereon.

Each of Mr. Evans, Mr. Pruellage and Mr. Rajeski currently serves on our Board, has consented to be named in this proxy statement and has agreed to serve, if elected, until the 2026 annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation, removal or other termination of service. There are no family relationships between or among any of our executive officers, nominees, or continuing directors.

The following sets forth the biographical information regarding our Class II director nominees, including the experience, qualifications, qualities and skills that led our Board to conclude that each director should continue to serve on our Board.

Name	Age	Director Since	Independent	Primary or Most Recent Occupation	Current Board Committee(s)
Robert D. Evans	63	2020	Yes	Service as Board Director/Manager; Former Chief Financial Officer of Performance Food Group Company	Audit (Chair)
William M. Pruellage	49	2021	Yes	Managing Partner, Pamplona	Compensation
Scott M. Rajeski	56	2020	No	President and Chief Executive Officer, Latham	None



Robert D. Evans
Age: 63
Director Since: 2020
Committee Memberships:
  • Audit, Chair

Robert D. Evans became a member of the board of directors of Latham Pool Products in July 2019 and of our Board in December 2020. He currently serves on two boards of managers. Since 2019, Mr. Evans has served as a member of the board of managers and strategic alternatives committee of Quirch Foods Parent, LLC (dba Quirch Foods), a distributor, importer and exporter of food products. He has also served as a member of the compensation committee since 2019 and as its chair beginning in 2023. Since 2018, he has served as a member of the board of managers and the chair of the audit committee of Del Real Holdco, LLC (dba Del Real Foods), a food company. Additionally, from 2017 to September 2021, Mr. Evans had served as a member of the board of managers and a chair of the audit committee of BMark Investment Holdings, LP (dba BakeMark Foods), a distributor of quality bakery products. From 2009 to 2016, Mr. Evans served as Chief Financial Officer of Performance Food Group Company (NYSE: PFGC), a distributor of food products. From 2005 to 2008, he was President of Black Diamond Holdings, a start-up manufacturer and retailer of eco-friendly cleaning services. From 2000 to 2004, Mr. Evans was Executive Vice President, Finance and Development of Giant Foods of Landover MD, a retail supermarket chain in the Baltimore/Washington, D.C. area. Prior to that, Mr. Evans has served as Vice President of Strategy and Corporate Development, Senior Vice President of North American Ready to Eat Cereals, and Chief Financial Officer and Senior Vice President of Kellogg North America in the Kellogg Company, a multinational food manufacturing company, from 1998 to 2000. He also held a series of finance positions at the Frito-Lay division of PepsiCo., a multinational food, snack and beverage corporation. Mr. Evans holds a Bachelor of Arts degree from Davidson College, a Master of Business Administration degree from the University of Texas at Austin and a Master of Public Administration degree from Princeton University.

We believe Mr. Evans is qualified to serve as a member of our Board because of his extensive experience in consumer-facing manufacturing and distribution businesses, his service as the chief financial officer of a Fortune 200 public company, and his experience of serving on boards of multiple companies. The Board also determined his significant finance and accounting expertise qualifies him as an "Audit Committee financial expert" under SEC rules.



William M. Pruellage
Age: 49
Director Since: 2020
Committee Memberships:
  • Compensation

William M. Pruellage became a member of the board of directors of Latham Pool Products in December 2018 and of our Board in December 2020. Mr. Pruellage joined Pamplona in 2014 and has served as Managing Partner since 2018. Prior to Pamplona, Mr. Pruellage was the Co-President of Castle Harlan, Inc., where he was employed since 1997. Prior to that, Mr. Pruellage was a mergers and acquisitions banker at Merrill Lynch. During his time at Pamplona, Mr. Pruellage has served on the board of directors of several companies, including BakeMark, a manufacturer of baking ingredients, Veritext, a diversified legal services provider, nThrive, a payment solutions provider for the healthcare industry, and Lumos Networks (NASDAQ: LMOS), a broadband internet provider. Prior to Pamplona, Mr. Pruellage served on the board of directors of numerous companies, including Exterran (NYSE: EXTN), an oil and gas company, Ames True Temper, a manufacturer of garden products, GoldStar Foods, a food distributor, Pretium Packaging, a plastics manufacturer, Securus, a prison communications firm, RathGibson, a manufacturer of tubing and pipe, Baker & Taylor, a book distributor, Verdugt Specialty Chemicals, a chemicals company, Anchor Drilling Fluids, a drilling fluids company, and Universal Compression (NYSE: UCO), a provider of natural gas compression equipment and services. Mr. Pruellage holds a Bachelor of Science, summa cum laude, in Finance and International Business from Georgetown University.

We believe Mr. Pruellage is qualified to serve as a member of our Board because of his extensive investment management experience and because of his experience serving on the boards of multiple companies, including public companies.



Scott M. Rajeski has served as President and Chief Executive Officer of our wholly-owned subsidiary, Latham Pool Products Inc., since October 2017 and as our Chief Executive Officer and Director since December 2020. He previously served as Latham Pool Products' Chief Financial Officer and Vice President since August 2012. Prior to that, Mr. Rajeski served as a Director of Finance at GLOBALFOUNDRIES, a semiconductor manufacturing company, from 2009 to 2012. Prior to that Mr. Rajeski was the Chief Financial Officer for Americas of Momentive Performance Materials/GE Silicones, a former division of General Electric, from 2004 to 2009 and held various finance positions at General Electric from 1991 to 2003. Mr. Rajeski holds a Bachelor of Science degree in math and a minor in business economics from the State University of New York at Potsdam and a Master of Business Administration degree from Clarkson University. Mr. Rajeski also graduated from General Electric's Executive Finance Leadership Program and Finance Management Program, and is a certified Six Sigma Black Belt.

We believe Mr. Rajeski is qualified to serve as a member of our Board because of his experience building and leading our business, his insight into corporate matters as our Chief Executive Officer, his extensive finance and leadership background and his extensive leadership experience in the pool industry.

Scott M. Rajeski
President and Chief
Executive Officer
Age: 56
Director Since: 2020

If any nominee becomes unable or unwilling to serve between the date of this proxy statement and our Annual Meeting, which we do not anticipate, then our Board may designate a new nominee. In that case, the persons named as proxies on the attached proxy card will vote for that substitute nominee (unless the proxies were previously instructed to withhold votes for the nominee who has become unable or unwilling to serve). Alternatively, our Board may reduce its size.

Our Board unanimously recommends that our stockholders vote "FOR" the election of each of the nominated Class II directors

Board of Directors and Corporate Governance

Board of Directors

In connection with our IPO and our related reorganization transactions, our Board was constituted on December 9, 2020. Our Board currently consists of eight members and is divided into three classes. The members of each class serve staggered, three-year terms (other than with respect to the initial term of the Class I directors (one year) and Class II directors (two years) following our IPO). At each annual meeting, our stockholders will elect the successors to one class of our directors for three-year terms. Each of our directors serve as a director until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.

The authorized number of directors may be increased or decreased by our Board in accordance with our certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

See "Certain Relationships and Related Party Transactions—Stockholders' Agreement" for information regarding director nomination and other rights currently held by Pamplona and director nomination and other rights previously held by Wynnchurch until its waiver in July 2022.

See "Proposal One: Election of Class II Directors" for biographical information on our Class II directors. The following sets forth biographical information regarding our Class III and I directors, including the experience, qualifications, qualities and skills that led our Board to conclude that each director should continue to serve on our Board.

Class III Directors—Term Expiring at the 2024 Annual Meeting

Name	Age	Director Since	Independent	Primary or Most Recent Occupation	Current Board Committee(s)
Dane Derbyshire (1)	31	2022	Yes	Principal, Pamplona	Nominating and Corporate Governance
Alexander L. Hawkinson	50	2020	No	Co-Founder and Operator, BrightAI	Nominating and Corporate Governance
Suzan Morno-Wade	55	2021	Yes	Chief Human Resources Officer, Xerox	Audit and Compensation (Chair)

(1)   Mr. Derbyshire was appointed to our Board on February 25, 2022. Mr. Derbyshire is a director-designee of Pamplona. Mr. Derbyshire replaced Mr. Andrew D. Singer, who resigned from our Board effective February 25, 2022.



Dane L. Derbyshire
Age: 31
Director Since: 2022
Committee Memberships:
- Nominating and
  Corporate Governance

Dane Derbyshire became a member of our Board in February 2022. Mr. Derbyshire is a principal at Pamplona, having joined the firm in 2016. During his time at Pamplona, Mr. Derbyshire has served on the board of directors of several companies, including BakeMark, a manufacturer and distributor of bakery ingredients, Savista, a provider of healthcare revenue cycle management services, Veritext, a court reporting agency, and nThrive, a payment solutions provider for the healthcare industry. Prior to joining Pamplona, Mr. Derbyshire worked in the investment banking division at Barclays. Mr. Derbyshire holds a Bachelor of Science, magna cum laude, in International Economics from Georgetown University.

We believe Mr. Derbyshire is qualified to serve as a member of our Board because of his financial experience and consumer products knowledge.



Alexander L. Hawkinson
Age: 50
Director Since: 2020
Committee Memberships:
- Nominating and
  Corporate Governance

Alexander L. Hawkinson became a member of the board of directors of Latham Pool Products in October 2020 and of our Board in December 2020. Since 2019, Mr. Hawkinson is a Co-Founder and Operator of BrightAI. From 2012 to 2018, he served as Founder and Chief Executive Officer of SmartThings, a consumer IoT platform. Mr. Hawkinson was the Chief Product Officer from 2011 to 2012 and the Senior Vice President and General Manager of Digital Presence from 2010 to 2011 for ReachLocal, an online marketing and advertising provider. From 2005 to 2010, Mr. Hawkinson was the Founder and Chief Executive Officer of SMBLive, a developer of social marketing platform software. Prior to SMBLive, he served as Chief Executive Officer of Apptix, an application service provider technology company, from 2001 to 2005. Mr. Hawkinson serves on the board of directors of iFit, a manufacturer and marketer of fitness equipment, CSC ServiceWorks, Inc., a provider of commercial laundry services and air vending solutions, Horizon Services, a provider of residential HVAC services, Pelsis, a provider of pest management solutions, Mural Ventures, an investment firm, Mural Advisors, a consulting company, and Mural Consulting, a consulting company. Mr. Hawkinson also serves on the board of advisors for the Carnegie Mellon University College of Electrical and Computer Engineering. Mr. Hawkinson holds a Bachelor of Science degree in cognitive science from Carnegie Mellon University.

We believe Mr. Hawkinson is qualified to serve as a member of our Board because of his experience as a company executive and because of his experience of serving on the boards of multiple companies.



Suzan Morno-Wade

Age: 55
Director Since: 2021
Committee Memberships:
- Audit
- Compensation, Chair

Suzan Morno-Wade became a member of our Board in March 2021. Ms. Morno-Wade has served as the Chief Human Resources Officer of Xerox, a provider of print and digital document products and services, since November 2018. She also is an Executive Vice President of Xerox Holdings Corporation (NYSE: XRX), the parent of Xerox, and serves as a member of the company's executive committee. Prior to this role, she served as Vice President of Total Rewards with Xerox from 2016 to 2018, Vice President Human Resources and Vice President of Compensation and Governance with Hess Corporation (NYSE: HES), a global independent energy company, from 2014 to 2016 and 2005 to 2014, respectively, and as director compensation and benefits at Quantum Corporation (NASDAQ: QMCO), a leader in storing and managing digital video and other forms of unstructured data, from 1999 to 2005. Over a 20-year period, Ms. Morno-Wade has worked across a broad spectrum of industries, including technology, oil and gas, industrial and consumer goods. Ms. Morno-Wade began her career in finance and holds multiple human resources certifications as well as a Bachelor of Science degree in Accounting from the University of Illinois. Ms. Morno-Wade also serves on the board of directors of A Better Chance, a nonprofit organization, focused on increasing the number of well-educated young people of color in the United States.

We believe Ms. Morno-Wade is qualified to serve as a member of our Board because of her experience as a chief human resources officer, including for a public company, and her extensive experience developing human capital strategies across multiple industries.

Class I Directors—Term Expiring at the 2025 Annual Meeting

Name	Age	Director Since	Independent	Primary or Most Recent Occupation	Current Board Committee(s)
James E. Cline (1)	71	2020	Yes	Former President and Chief Executive Officer, Trex	Audit and Compensation
Mark P. Laven (2)	69	2020	No	Former President and Chief Executive Officer, Latham Pool Products	Nominating and Corporate Governance (Chair)

(1)   Chair of our Board

(2)   Vice Chair of our Board



James E. Cline
Chair of the Board
Age: 71
Director Since: 2020
Committee Memberships:
- Audit
- Compensation

James E. Cline became a member of the board of directors of Latham Pool Products in March 2019 and of our Board in December 2020. Mr. Cline became the Chair of our Board on December 14, 2020. Since 2020, Mr. Cline has served as chairman of the board of Trex Company, Inc. (NYSE: TREX) ("Trex"), a manufacturer of outdoor living products. From 2015 to 2020, Mr. Cline served as President and Chief Executive Officer and a member of the board of directors of Trex. From 2013 to 2020, he was the Senior Vice President and Chief Financial Officer of Trex. From 2008 to 2013, Mr. Cline served as Vice President and Chief Financial Officer of Trex. Prior to Trex, Mr. Cline served as the President of Harsco GasServ, a subsidiary of Harsco Corporation, a manufacturer of containment and control equipment for the global gas industry, from 2005 to 2007 and was the Vice President and Controller for Harsco GasServ from 1994 to 2005. In connection with the purchase of Harsco GasServ by Taylor-Wharton International LLC, which was owned by Windpoint Partners Company, Mr. Cline served as a consultant to the buyers in 2008 by providing transition management and financial services. Mr. Cline served in various capacities with the Huffy Corporation from 1976 to 1994, including as Director of Finance of its True Temper Hardware subsidiary, a manufacturer of lawn care and construction products. Mr. Cline holds a Bachelor of Science in Business Administration degree in accounting from Bowling Green State University.

We believe Mr. Cline is qualified to serve as a member of our Board because of his experience as a member of the board of directors of Latham Pool Products, his extensive leadership experience and extensive experience in the consumer products industry, including for a public company. The Board also determined his significant finance and accounting expertise qualifies him as an "Audit Committee financial expert" under SEC rules.



Mark P. Laven
Vice Chair of the Board
Age: 69
Director Since: 2020
Committee Memberships:
- Nominating and Corporate Governance, Chair

Mark P. Laven became a member of the board of directors of Latham Pool Products in December 2001 and a member of our Board in December 2020. Mr. Laven became the Vice Chair of our Board on December 14, 2020. From December 2001 to October 2017, Mr. Laven served as President and Chief Executive Officer of Latham Pool Products and he served as Chairman of Latham Pool Products until December 14, 2020. From 2004 to 2008, he was a member of the board of the Association of Pool Spa Professionals, a national trade association. Mr. Laven holds a Bachelor of Science degree in Business Administration from Ithaca College.

We believe Mr. Laven is qualified to serve as a member of our Board because of his experience building and leading our business for over 19 years, his insight into corporate matters as former Chairman of Latham Pool Products' board of directors and the previous President and Chief Executive Officer, and his extensive leadership experience in the pool industry.

Qualifications, Attributes, Skills and Experience of our Directors

The following table sets forth a summary of key qualifications, attributes, skills and experience that our current directors contribute to our Board to ensure our Board fulfills its oversight role and responsibilities, in the context of the operations and strategy of our business and the long-term interests of stockholders.

	Number of Directors
Senior Leadership or Management Experience. Directors who have served in senior leadership positions can provide prospective in enterprise leadership, business strategy, risk identification and mitigation, and day-to-day execution of important operational, organizational, and policy activities.	7
Consumer Products Expertise. We are a consumer products company that markets to individual consumers, and therefore directors with such expertise can understand consumer demand and have unique insights on related opportunities and risks related to this sector.	7
Manufacturing and Supply Chain Experience. We have significant manufacturing operations and a global supply chain, and directors with related experience can provide oversight of related activities, from obtaining the global supply of raw materials, mass production of our products, inventory management, transportation and distribution, product and worker safety and ESG.	7
International Business Operations Experience. Directors with international business operations experience can provide useful business, regulatory and cultural perspective regarding global operations and understand the unique risks of international operations.	6
Marketing and Brand Management Expertise. Directors with marketing and brand management expertise can provide guidance as our senior leadership team seeks to increase brand awareness, address the competitive landscape and expand our market share throughout various economic cycles, and our unique industry approach with consumers.	6
Strategic Growth and M&A Experience. Directors who have strategic growth and M&A experience provide valuable insight into our efforts to maintain and grow our market leadership across product categories, including through strategic investments and acquisitions that require significant integration efforts, as well as our organic growth through investments in research and development, technology, manufacturing capacity and other capital expenditures.	7
Other Public Company Service. Directors that have led a public company as an executive or served as a director have expertise on corporate governance, audit, compensation, public reporting, stockholder engagement, and other matters unique to public companies and understand how to assist management in an oversight capacity.	4
Finance or Accounting Experience. Directors that have detailed knowledge of accounting regulations, accounting and financial reporting processes (including internal controls), and capital markets and financing transactions can oversee our public company reporting and related internal controls, as well as provide guidance on operations, budgeting, cash flows, liquidity and stakeholder engagement.	6
Digital Transformations, Technology or Cyber security Expertise. Directors with digital transformation expertise are relevant to our multi-year enterprise resource planning implementation. Further, as a technology-focused consumer brand, directors with technology or cybersecurity expertise can oversee our significant technology investments and assist in overseeing our management of customer data and understanding the practical implications of implementing a cyber security program for a global company.	3
Risk Management and Compliance Expertise. Directors who have risk management and compliance expertise can provide experience, strategic advice and oversight to our senior leadership team in establishing an appropriate compliance program and in identifying, assessing, addressing and mitigating enterprise risks.	3
Human Capital Management Expertise. Directors with expertise in human capital management bring important perspectives on strategies to attract, motivate and retain qualified executives and other employees, train and support our workforce, cultivate new talent and promote our corporate culture.	4

Identifying and Evaluating Candidates for Director

Subject to the terms of the Stockholders' Agreement, our Nominating and Corporate Governance Committee has, as one of its responsibilities, the recommendation of director candidates to our Board. Nominees for directorship are identified by our Nominating and Corporate Governance Committee in accordance with the criteria set forth below and any other criteria that may be identified by our Board or a committee of our Board, if appropriate, and in accordance with the procedures set forth in our Nominating and Corporate Governance Committee's charter. Our Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise, as discussed above, with a reputation for integrity. Our Nominating and Corporate Governance Committee's assessment of a potential candidate will include an individual's independence, as well as consideration of age, skills and experience, and a policy of promoting diversity, in the context of the needs of the Company.

In addition to the key qualifications, attributes, skills and experience noted above, the minimum core criteria assessed by our Nominating and Corporate Governance Committee when evaluating a candidate for director include:

- *Ensuring No Director Overboarding.* No director should serve on more than three other public company boards. No member of our Audit Committee should serve on more than two other public company audit committees. No director who is an executive officer of another public company should serve on more than one other public company board, aside from the board of his/her own company. Directors should advise the Chair of our Board and the chair of our Nominating and Corporate Governance Committee in advance of accepting an invitation to serve on another public company board or audit committee or to assume the chair or lead independent director position on another public company board.

- *Financial Literacy*. Directors should know how to read and understand fundamental financial statements and understand the use of financial ratios and information in evaluating the financial performance of the Company.

- *Character*. Directors should be persons of good character and thus should possess all of the following personal characteristics:

  - Integrity: Directors should demonstrate high ethical standards and integrity in their personal and professional dealings;

  - Accountability: Directors should be willing to be accountable for their decisions as directors;

  - Judgment: Directors should possess the ability to provide wise and thoughtful counsel on a broad range of issues;

  - Responsibility: Directors should interact with each other in a manner which encourages responsible, open, challenging and inspired discussion;

  - High Performance Standards: Directors should have a history of achievements which reflects high standards for themselves and others;

  - Commitment and Enthusiasm: Directors should be committed to, and enthusiastic about, their performance for the Company as directors, both in absolute terms and relative to their peers; and

  - Courage: Directors should possess the courage to express views openly, even in the face of opposition.

- *Expectations*. Each director will be expected to: dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties; comply with the duties and responsibilities set forth herein and in the Amended and Restated Bylaws of the Company; comply with all duties of care, loyalty and confidentiality applicable to directors of publicly traded corporations organized in our jurisdiction of incorporation, subject to the provisions set forth in the Company's governing documents; and adhere to the Company's Code of Conduct and Business Ethics, including, but not limited to, the policies on conflicts of interest expressed therein and any other Company policies that apply to directors.

Director Independence

Our Common Stock is listed on the Nasdaq Global Select Market ("NASDAQ"). So long as the Pamplona Fund and the Wynnchurch Funds continue to control more than 50% of our combined voting power, we will continue to be considered a "controlled company" for the purposes of NASDAQ's rules and corporate governance standards. As a "controlled company," we are permitted to elect not to comply with certain corporate governance requirements.

Our Board reviewed director independence in accordance with the applicable rules of NASDAQ, based on the recommendation of our Nominating and Corporate Governance Committee. The independence rules include a series of objective tests, including that a director has not been employed by us within the last three years and has not engaged in various types of business dealings with us. In addition, our Board must make the subjective determination as to each independent director that no relationship exists which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Majority of Independent Directors, with Independent Audit and Compensation Committees

Our Board has determined that each of James E. Cline, Dane Derbyshire, Robert D. Evans, Suzan Morno-Wade, and William M. Pruellage are independent directors, and Christopher P. O'Brien was an independent director during his service period, under NASDAQ rules. Our Board further has determined that each member of our Audit Committee and our Compensation Committee (including Mr. O'Brien during his service period on our Compensation Committee) qualifies as independent under the additional independence rules established by the U.S. Securities and Exchange Commission (the "SEC") and NASDAQ for service on such Committees.

We intend to continue to elect not to comply with certain corporate governance requirements, including those that would require our Nominating and Corporate Governance Committee to be comprised entirely of independent directors. As a "controlled company," we are also permitted to elect not to comply with certain other corporate governance requirements, although we currently comply, including (1) that our Board have a majority of independent directors and (2) that our Compensation Committee be composed entirely of independent directors. In the event that we cease to be a "controlled company" and our shares of Common Stock continue to be listed on NASDAQ, we intend to comply with the independence requirements within the applicable transition periods.

Board Diversity

Although we are an emerging growth company and a controlled company as of the record date, the Company and our Board continue to seek to ensure our Board includes directors with diverse attributes and backgrounds, as well as critical qualifications, skills and experience relevant to the Company's business and strategy. Set forth below is summary information regarding our directors' independence, age and gender and ethnic diversity.

Board of Directors and Corporate Governance

Board Diversity Matrix (as of March 6, 2023)

We are committed to have at least two diverse Board members by 2025. We also have taken the Board Challenge Charter Pledge to support the goal of true and full representation on all boards of directors and to support and encourage the broader corporate community to accelerate these important changes.

Total Number of Directors	8			
Part I: Gender Identity	**Female**	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Directors	1	7	—	—
Part II: Demographic Background				
African American or Black	1	—	—	
Alaskan Native or Native American	—	—	—	
Asian	—	—	—	
Hispanic or Latinx	—	—	—	
Native Hawaiian or Pacific Islander	—	—	—	
White	1	6	—	
Two or more Races or Ethnicities	1	2	—	
LGBTQ+			—	
Did not disclose demographic background			—	

Board Roles and Responsibilities

As outlined in our corporate governance guidelines and further discussed below, our Board is elected by stockholders to provide oversight and strategic guidance to management. The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its stockholders. In discharging that obligation, directors are entitled to rely on the honesty and integrity of the Company's officers, employees, outside advisors and independent auditors. Our Board selects and oversees management, to whom our Board delegates the authority and responsibility for the conduct of the day-to-day operations of the business. Our Board utilizes a strategic planning process to establish objectives and goals for the Company, taking into account the opportunities and risks of the Company's business and affairs. Our Board reviews, approves and modifies as appropriate the strategies proposed by management to achieve such objectives and goals.

Board Leadership

Our Board is led by our Chair, Mr. Cline, who has served in this capacity since December 2020 and is the former President and Chief Executive Officer of Trex. We believe this current leadership structure allows for Mr. Rajeski, our President and Chief Executive Officer, to focus on executing the Company's strategy and policies adopted by our Board and to lead and manage the Company's day-to-day operations and performance. Our Corporate Governance Guidelines provide that if the Company is not a controlled company and if our Chair of the Board is not an independent director, then our Board will appoint a Lead Director that is independent and such person will have many of the same responsibilities of our independent Chair.

Board of Directors and Corporate Governance

The Company benefits from Mr. Cline's significant leadership experience and accumulated expertise in the consumer products industry. Mr. Cline's roles, powers and responsibilities in serving as Chair of the Board include the matters set forth below.

Board Meeting Planning

- Establishes the agenda for Board meetings, in consultation with management and other directors, to ensure our Board focuses on critical oversight matters
- Reviews and approves Board and Committee meeting materials, and reviews other information periodically provided to directors
- Reviews meeting schedules to assure that there is sufficient time to discuss agenda matters, and that key advisors and employees are involved as appropriate
- Authority to call special meetings of our Board or independent directors

Communications

- Serves as a liaison between the management and Board
- Communicates on behalf of our Board, including with significant stockholders, as appropriate
- Establishes a relationship with management built on trust to provide support, guidance and feedback while respecting executive roles and responsibilities

Board Function

- Presides at meetings of our Board and executive sessions of the independent directors
- Helps to ensure our Board is effective and efficient
- Advises management of our Board's information needs and follows up on Board meeting discussions
- Supports the roles and responsibilities of Committee Chairs
- Promotes key principles of corporate governance

Further, our independent Board leadership is enhanced by the deep engagement and critical insights provided by our five independent directors. In addition, we have a fully independent Audit Committee and Compensation Committee that provide significant oversight of key Board functions.

Board Committees

Our Board committees include our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each Committee operates under a written charter approved by our Board, which the applicable Committee and our Board review annually. Each charter is available under the Governance tab on our Investor Relations website, at https://ir.lathampool.com/.

Our Audit Committee and Compensation Committee are comprised entirely of independent directors. We have availed ourselves of the "controlled company" exception under the NASDAQ rules that allows us to have a Nominating and Corporate Governance Committee that is not composed entirely of independent directors. If at any time we cease to be a "controlled company" under the NASDAQ rules, our Board will comply with the applicable NASDAQ rules, including having the foregoing committees composed entirely of independent directors, subject to a permitted "phase-in" period.

See "Certain Relationships and Related Party Transactions—Stockholders' Agreement" for information regarding Committee nomination and other rights currently held by Pamplona, as well as the Committee observer and other rights previously held by Wynnchurch until its waiver in July 2022.

Our Nominating and Corporate Governance Committee recommends and our Board appoints our Committee members and Chairs. The following table provides membership as of the record date and meeting information for 2022 for each of these Committees. Mr. Rajeski does not serve on any standing committees of our Board.

Name	Audit Committee	Compensation Committee (3)	Nominating and Corporate Governance Committee
James E. Cline (1)(3)	X	X	—
Dane L. Derbyshire (2)	—	—	X
Robert D. Evans	C	—	—
Alexander L. Hawkinson	—	—	X
Mark P. Laven (1)	—	—	C
Suzan Morno-Wade (3)	X	C	—
William M. Pruellage (2)(3)	—	X	—
Total meetings in 2022	11	5	4

C = Committee Chair; X = Member

(1)   Mr. Cline is Chair of our Board and Mr. Laven is Vice Chair of our Board.

(2)   Mr. Derbyshire was appointed to our Nominating and Corporate Governance Committee upon his appointment to our Board in February 2022. Mr. Pruellage served on our Nominating and Corporate Governance Committee until February 2022.

(3)   Mr. Pruellage was appointed to our Compensation Committee following the resignation of Andrew D. Singer from our Compensation Committee and our Board in February 2022. Ms. Morno-Wade was appointed to our Compensation Committee in August 2022 following the resignation of Christopher P. O'Brien from our Compensation Committee and our Board in July 2022. Mr. Cline served as Chair of our Compensation Committee until December 2022, and Ms. Morno-Wade has served as Chair of our Compensation Committee since January 2023.

Audit Committee

Our Audit Committee assists our Board by providing independent, objective oversight of our auditing, accounting and financial reporting activities. The principal duties and responsibilities of our Audit Committee are set forth below.

- Oversee and monitor our financial reporting and accounting processes and related internal control system, including monitoring the effectiveness of internal control over financial reporting and disclosure controls and procedures.

- Oversee and monitor the quality and integrity of our financial statements, including reviewing reports filed or furnished to the SEC that include our financial statements or results.

- Sole and direct responsibility to oversee and assess the independence, qualifications, retention, scope, performance and compensation of our independent registered public accounting firm, including its audit of our financial statements.

- Oversee and monitor the performance, appointment and retention of our internal audit function.

- Discuss, oversee and monitor policies with respect to risk assessment and risk management, and review and discuss major financial risk exposures.

- Oversee and monitor our compliance with significant legal and regulatory matters, as well as oversee our corporate compliance and ethics programs.

- Prepare the annual Audit Committee report to be included in our annual proxy statement, as well as review other related disclosures in such proxy statement or other SEC filing.

Our Audit Committee has the authority to retain counsel and other advisors to fulfill its responsibilities and duties. Our Audit Committee may also form and delegate authority to subcommittees, provided that the subcommittees are composed entirely of directors who satisfy the applicable independence requirements.

Our Board has determined that each of James E. Cline and Robert D. Evans qualifies as an "audit committee financial expert" and that each member of our Audit Committee has sufficient knowledge in reading and understanding financial statements.

Our Audit Committee charter also provides that an Audit Committee member may not simultaneously serve on more than two other audit committees of public companies unless our Board determines that such service would not impair the ability of such person to effectively serve on our Audit Committee. No Audit Committee member currently serves on more than two other audit committees of public companies.

See "Report of our Audit Committee," "Other Audit Committee Matters," and "Proposal Two: Ratification of the Appointment of Deloitte & Touche as our Independent Registered Public Accounting Firm for 2023" for additional information regarding Audit Committee activities.

Compensation Committee

Our Compensation Committee is responsible for overseeing the compensation of our Chief Executive Officer and other executive officers, and for oversight of our incentive compensation and equity-based plans. The principal duties and responsibilities of our Compensation Committee are set forth below.

- Review and approve corporate and individual goals and objectives relevant to the compensation of our Chief Executive Officer and the other executive officers, the evaluation of the Chief Executive Officer's and other executive officers' performance of such goals and objectives, and the determination and approval of compensation based on such evaluation. Such compensation review includes base salary, bonus, equity awards, perquisites and other material benefits.

- Review and approve any employment, severance, change-in-control or similar agreements with any executive officer.

- Review and make recommendations to our Board regarding our compensation philosophy, policies and programs applicable to our executive officers.

- Review and approve the appropriate peer group and other survey data utilized to benchmark executive compensation and benefits, if any.

- Review, approve and monitor our incentive compensation plans and equity-based plans, including approval of financial and other performance targets applicable to our executive officers, and any incentive or equity-based grants made to our executive officers.

- Sole and direct responsibility to oversee and assess the independence, qualifications, retention, scope, performance and compensation of our Compensation Committee's independent compensation consultant.

- Review and make recommendations to our Board regarding compensation of non-employee directors.

- Review compensation-related disclosures in our annual proxy statement or other SEC filing.

Our Compensation Committee may form and delegate authority to subcommittees, provided that the subcommittees are composed entirely of directors who satisfy the applicable independence requirements.

Our Board has determined that each member of our Compensation Committee qualifies as a non-employee director under applicable rules and regulations of the SEC.

Role of Independent Compensation Consultant and Management

Our Compensation Committee has the authority to retain counsel and other advisors to fulfill its responsibilities and duties. In connection with the engagement of such advisors generally, our Compensation Committee reviews the independence of such advisor, based on factors specified by NASDAQ, and other factors it deems appropriate, and specifically with respect to any compensation consultant, any actual or potential conflicts of interest.

Our Compensation Committee determined to re-engage Pearl Meyer, its independent compensation consultant since 2020. Upon engagement and consistent with historical practice, our Compensation Committee worked with management to determine Pearl Meyer's responsibilities and direct its work product for 2022, although our Compensation Committee was responsible for formal approval of the work plan. Pearl Meyer performed de minimis other services for us for 2022, and our Compensation Committee determined there were no conflicts of interest raised by the work of Pearl Meyer for 2022.

Our Compensation Committee also regularly receives input from management, including our Chief Executive Officer, our General Counsel and our Chief Human Resources Officer, with respect to the Company's executive compensation programs and other human capital matters.

See "Named Executive Officer Compensation" and "Named Executive Officer Compensation Tables" for further information on the activities of our Compensation Committee, Pearl Meyer and management regarding the consideration and determination of named executive officer compensation in 2022, and "Director Compensation" for further information on the activities of our Compensation Committee and Pearl Meyer regarding our 2022 non-employee director compensation program.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee identifies and recommends director nominees to our Board for election, develops and recommends to our Board the Corporate Governance Guidelines and other key governance policies, and oversees Board and Committee self-evaluations. The principal duties and responsibilities of our Nominating and Corporate Governance Committee are set forth below.

- Identify and evaluate candidates qualified to become directors of the Company (including any candidates nominated or recommended by stockholders), consistent with criteria approved by our Board.

- Recommend to our Board nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on our Committees.

- Recommend to our Board candidates to fill vacancies and newly created directorships on our Board.

- Assist our Board in determining the independence of the directors, to the extent applicable.

- Evaluate the composition of our Board and considerations related to director succession planning.

- Review and make recommendations to our Board regarding the size, composition and organization of our Board and Committees.

- Develop, review and assess annually the adequacy of our Corporate Governance Guidelines and other key governance principles and guidelines, recommend to our Board any changes deemed appropriate, and monitor or administer such policies as appropriate.

- Oversee the self-evaluation of our Board and Committees.

- Develop, review and recommend to our Board a succession plan for the chief executive officer and other executive officers for both contingent and long-term leadership planning;

- Oversight of environmental, social and governance reporting and related activities.

- Oversee director onboarding and continuing education programs.

- Review director and governance-related disclosures in our annual proxy statement or other SEC filing.

Our Nominating and Corporate Governance Committee has the authority to retain counsel and other advisors to fulfill its responsibilities and duties. Our Nominating and Corporate Governance Committee may also form and delegate authority to subcommittees, provided that the subcommittees are composed entirely of directors who satisfy the applicable independence requirements.

See "—Qualifications, Attributes, Skills and Experience of our Directors" and "—Identifying and Evaluating Candidates for Director" for a description of the experience, mix of skills and other criteria that our Nominating and Corporate Governance Committee considers in the director nomination process or to fill vacancies or newly created directorships.

See "Questions and Answers—When are stockholder proposals due for next year's annual meeting of the stockholders?" for information for stockholders to present timely notice of stockholder proposals and director nominations. See also our Amended and Restated Bylaws for additional information required to nominate candidates for election as directors or to bring other business before an annual stockholder meeting.

Meetings of Our Board—Strong Director Attendance

Our Board held 13 meetings during 2022.

During 2022, each person currently serving as a director attended at least 90% of the aggregate of the total number of meetings of our Board and each Committee of which such director was a member. Each director also is encouraged and expected to attend the Company's annual meeting. All of our current directors who were then serving on our Board attended the 2022 annual meeting of stockholders.

Board's Role in Risk Oversight

Our Board and Committees have a significant role in overseeing management's activities regarding risk identification, risk management and risk mitigation. While each Committee is responsible for specific matters, our Board is informed regularly through Committee reports about material activities and discussions. Our Board and Committees also regularly meet to discuss these matters in executive session with their independent advisors and other advisors, as well as with certain members of management. Set forth below is a non-exhaustive list of key risk topics that are subject to Board and Committee oversight.

Board	
• Management's annual business plan and budget, and long-term strategic and industry considerations	• Critical out-of-the-ordinary course matters, such as macroeconomic and weather conditions, catastrophic events, and supply chain challenges (including raw materials supply and inflation)
• Operations (including key marketing activities and dealer/distribution matters), liquidity, capital resources, and capital expenditures and related material transactions (including securities and financing transactions)	• Implementation of our new enterprise resource planning system
• Emerging technologies and innovation, including material research and development activities	• Human capital management, including retention and turnover, compensation employee safety, culture, training and diversity, equity and inclusion
• Strategic acquisitions, mergers, investments and divestitures	• Stockholder engagement
• Cybersecurity and data privacy matters	• Product quality and safety

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
• Major financial risk exposures and risk management policies • Audit of financial statements and primary SEC filings, and related disclosure controls and procedures • Internal audit function and related internal control system • Compliance, ethics, legal and regulatory matters, including whistleblower hotline reports • Related person transactions • Insurance	• Compensation strategy and benchmarking • Executive compensation structure, policies and programs • Executive officer compensation, performance and related corporate goals and objectives • Incentive plans, equity-based plans, and employment, severance and change-of-control agreements • Non-employee director compensation • Clawback Policy and commitment to adopt stock ownership guidelines • Executive officer transition planning and securing new talent	• Board membership criteria and evaluation • Size, composition and organization of our Board and Committees • ESG reporting and related activities • Key corporate governance principles and guidelines • Annual Board self-evaluation process • Succession planning for executive officers and directors • Commitment to have fully independent standing Committees

Key Governance Policies

Our Board and management are committed to responsible corporate governance to ensure that we are managed in the best interests of our stockholders. Our Board periodically reviews and updates our key governance policies. Each policy below is available under the Governance tab on our Investor Relations website, at https://ir.lathampool.com/.

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines, which provide the framework for our corporate governance along with our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, committee charters and other key governance practices and policies. Our Corporate Governance Guidelines cover a wide range of subjects, including the conduct of Board meetings, independence and selection of directors, Board membership criteria, and Board committee composition.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Conduct and Business Ethics, which is applicable to all directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. To the extent required by SEC rules, we intend to disclose any amendments to our Code of Conduct and Business Ethics, and any waiver of a provision of the Code of Conduct and Business Ethics with respect to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website referred to above within four business days following any such amendment or waiver, or within any other period that may be required under SEC rules from time to time.

Prohibition on Hedging and Pledging of Company Securities

Our Corporate Governance Guidelines prohibit directors, executive officers and employees of the Company, and their designees from purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of the Company's equity securities whether such securities are (1) granted to the director, officer or employee by the

Company as part of such director's, officer's or employee's compensation; or (2) held, directly or indirectly, by the director, officer or employee.

Directors, executive officers and employees and their designees are prohibited from engaging in hedging transactions, such as purchasing securities of the Company on margin or pledge, or otherwise grant a security interest in, securities of the Company in margin accounts.

Evaluations of Our Board and Committees

In 2022, our Nominating and Corporate Governance Committee administered our initial self-evaluation by our Board and Committees. Members of our Board and each Committee filled out a written questionnaire focused on such governing body's culture, structure, process and effectiveness. At the request of our Nominating and Corporate Governance Committee, the General Counsel received all comments and provided a summary to our Board. Our Nominating and Corporate Governance Committee then led a Board discussion regarding such results and opportunities to improve the effectiveness of our Board and Committees. Our Board and Committees intend to conduct such self-evaluation on an annual basis and will consider ways in which to enhance such process in the future.

Oversight of Environmental, Social and Governance

To achieve long-term success as a business, we realize we need to align our business strategy and prioritization with the expectations of our stakeholders and society at large. As a leading global manufacturer of inground swimming pools, our ambition is to lead our industry towards a more sustainable future. In launching our formal ESG program, we worked with independent consultants in the second half of 2021 to assess our ESG performance, benchmark our efforts against our competitors and establish a comprehensive strategy to manage ESG risks and opportunities effectively.

Everything we do centers around quality, whether manufacturing pools from premium materials or offering the longest and strongest warranties in the industry. We want our customers to feel great about their decision to invest in one of our pools.

We have achieved this level of quality in our products and service by creating a working environment where we prioritize respect, integrity and doing the right thing. Compliance and safe working conditions are fundamental to our operations and our culture. We operate responsibly and uphold all our obligations as a member of the global business community. We also want to make a positive impact through the work we do and give back to the communities where we operate.

Our Board views oversight and effective management of ESG related risks and opportunities as essential to the Company's ability to execute its strategy and achieve long-term sustainable growth. Our management team develops ESG strategy and related goals and policies through an ESG working group, and our ESG program is overseen by our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee and ESG working group are involved in policy planning and the coordination of corporate-wide ESG efforts. The working group is a cross-functional team managing the day-to-day implementation of company initiatives and accountability for performance. Our Nominating and Corporate Governance Committee reviews the Company's progress towards the achievement of its ESG strategy and goals on a periodic basis.

We published our inaugural ESG report in the second quarter of 2022, which included information regarding our first materiality assessment. We intend to publish an annual ESG report to update our stakeholders on our ongoing journey. See https://ir.lathampool.com/esg for more information.

Oversight of Human Capital Management

As of December 31, 2022, we had approximately 2,200 full-time employees, of whom 230 were based outside of North America. Our workforce is not unionized. We believe we have satisfactory relations with our employees.

Our reputation for exceptional quality relies on having exceptional people, so we ensure that our team is rewarded, engaged and developed to build fulfilling careers. We provide competitive employee wages that are appropriate to employee positions, skill levels, experience, knowledge and geographic location, and additional rewards including incentive plans, bonus plans and achievement awards In the United States, we offer our employees a wide array of health, welfare and retirement benefits, which we believe are competitive relative to others in our industry. We benchmark our benefits plan annually to ensure our employee value proposition remains competitive and attractive to new talent. In our operations outside the United States, we offer benefits that may vary from those offered to our U.S. employees due to customary local practices and statutory requirements. In all locations, we provide time off benefits, company-paid holidays, retirement benefits, wellness benefits, recognition programs and career development opportunities.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. Our talented employees drive our mission and share core values that both stem from and define our culture, which plays an invaluable role in our execution at all levels in our organization. Our culture is based on these shared core values which we believe contribute to our success and the continued growth of the organization. These values are used in candidate screening and in employee evaluations to help reinforce their importance in our organization. By engaging employees and management in focus groups, these values are being updated to better define Latham's culture with a focus on safety, accountability, pride, simplicity, continuous improvement, wellness, fun and leadership at every level. A third-party vendor conducts bi-annual engagement surveys on our behalf. We have used the same vendor for seven consecutive years, giving us strong insight into the trends and drivers impacting employee engagement.

The health and safety of our people is a primary concern for us, so we have implemented a comprehensive health and safety program to manage workplace safety hazards and to protect employees. We provide regular training and competency development to verify and ensure compliance with health and safety procedures and regulations. In the post-pandemic world, we continue to drive community health safety guidelines and best practices for employee wellness gained from our COVID-19 experience.

Diversity, Equity and Inclusion

Diversity, equity, inclusion and belonging are fundamental principles in our culture. We strive to create a workplace where all our employees can thrive and to employ a workforce that represents the communities where we operate and the customers we serve. We are committed to fostering, cultivating, celebrating and preserving a culture of diversity, equity, inclusion and belonging among our employees, customers and suppliers. We embrace our employees' differences in age, color, disability, ethnicity, family or marital status, gender identity or expression, language, national origin, physical and mental ability, political affiliation, race, religion, sexual orientation, socio-economic status, caste, veteran status, and other characteristics that make our employees unique. Latham's diversity initiatives include, but are not limited to, our practices and policies on recruitment and selection; compensation; benefits plan design; professional development and training; promotions; transfers; internal communications; social and recreational programs; terminations; and the ongoing development of a work environment that encourages and enforces respectful communication, teamwork, work/life balance and engaging in community efforts that promote a greater understanding and respect for the principles of diversity.

Talent Development and Training

We believe that learning and development (L&D) is a strategic driver for the mutual success of our workforce and our dealers, and we encourage employees to steer their career development through learning. L&D is centralized under the Chief Human Resources Officer and dealer-facing activities are closely aligned with the Chief Marketing and Chief Sales Officers. L&D is a key factor in our employee engagement efforts. Learning programs for employees through the Latham Learning program include new hire onboarding and curriculum in key areas such as safety, products, sales, customer service and annual compliance training, including our Code of Conduct and Business Ethics. Additional offerings include skills-based training, career pathing, professional certification training, tuition reimbursement for post-secondary education and our annual Leadership Academy. Learning objectives are tied to career pathing and annual goals. External programs are offered to customers through Latham University and teach business management and planning, product safety and installation techniques. We believe these educational programs enhance Latham's value to our dealers as a key partner in their success.

Health, Safety and Wellness

Our health and safety policies and practices include an employee training and competency development program to train, verify and encourage compliance with health and safety procedures and regulations annually. We monitor our total recordable incident rate monthly as part of our Operations Review. We review workplace injury and claims trends with our carriers monthly to identify areas of focus and opportunities for implementing new programs to protect our employees. Our Environmental, Health and Safety team, led by a Senior Director is responsible for managing, auditing and executing unified, company-wide safety and compliance programs, as well as working directly with site leadership and associates on safety awareness, reports and preventative measures. The Environmental, Health and Safety Senior Director also provides monthly updates to the Executive Leadership Team. Employee wellness is facilitated through the Human Resources organization and includes external vendor partnerships, wellness incentives, biometric screenings, onsite programs and supplemental resources through our Employee Assistance Program and employee health benefits providers which are highly accessible to our employees and their family members for holistic wellness services.

Succession Planning

Our Nominating and Corporate Governance Committee develops and recommends to our Board for approval a Chief Executive Officer and executive officer succession plan, which encompasses both emergency and long-term planning. Our Nominating and Corporate Governance Committee and Compensation Committee review this succession plan from time to time with the Chief Executive Officer and any Chief Administration Officer it deems appropriate and recommend any changes to our Board for its approval. We maintain a succession planning process as part of our talent development strategy whereby high potential employees are identified and provided with development opportunities. This annual exercise assures contingency and long-term key talent planning for executives, senior leadership and functional leaders throughout the Company.

Stockholder Engagement

Our Board and management value the opportunity to engage with our stockholders and prospective stockholders to better understand their priorities, and to foster consistent and constructive dialogue. Throughout the year, our executive leadership and investor relations consultants, engage our stockholders at investor conferences and private meetings to seek their input, to remain well-informed regarding their perspectives and help increase their understanding of our business and industry. Management also provides our Board with additional information regarding institutional voting and governance policies and trends in stakeholder issues. Our Board utilizes the information and feedback to inform key decisions and long-term strategy.

Communications with our Board

Stockholders and other interested parties desiring to communicate directly with the full Board the non-management directors as a group or with any individual director or directors may do so by sending such communication in writing, addressed to the attention of the intended recipient(s), c/o Corporate Secretary, Latham Group, Inc., 787 Watervliet Shaker Road, Latham, NY 12210.

All communications that relate to accounting, internal accounting controls or auditing matters can be sent through http://www.lighthouse-services.com/lathampool and will be referred to the Chair of our Audit Committee unless the communication is otherwise addressed. All other communications received will be forwarded to the appropriate director or directors.

Director Compensation

Our non-employee director compensation program is intended to attract and retain non-employee directors and further align the interests of our Board and stockholders. All employee directors and directors affiliated with our Principal Stockholders do not participate in such compensation program.

In connection with our IPO in 2021, we established a non-employee director compensation program based on peer group and director compensation survey data, and our Compensation Committee determined to continue such program in 2022 without change. Later in 2023, our Compensation Committee intends to review benchmarking data and applicable market trends for our non-employee director compensation program.

The following table sets forth the compensation program for non-employee directors in 2022.

	2022 ($)
Annual Cash Retainers for Board Service	
Chair of the Board	125,000
Other non-employee directors	75,000
Annual Cash Retainers for Committee Chair Service	
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nominating and Corporate Governance Committee Chair	10,000
Annual Equity Retainers	
Chair of the Board	125,000
Other non-employee directors	75,000

The annual cash retainers for Board and Committee service are paid in quarterly installments, subject to the director's continued service as of such payment date.

The annual equity retainers will be granted either in shares of restricted stock or RSUs, as determined annually by our Compensation Committee. In 2022, our Compensation Committee determined to grant RSUs. The grant value is divided by the grant date fair market value, which is equal to the closing price of our Common Stock on the grant date, to calculate the number of shares issued. The equity awards will vest on the first anniversary of the grant date, unless the director is removed for cause or voluntarily resigns prior to vesting.

In addition, each director will be reimbursed for out-of-pocket expenses in connection with his or her services and for all reasonable travel expenses incurred in connection with attendance at meetings of our Board and Committees. In addition, the directors are provided with indemnification in accordance with our indemnification policies in effect from time to time. The Company generally does not provide any perquisites to directors.

The 2021 Omnibus Equity Plan provides that the sum of any cash compensation for service as a director and the grant date fair value of all equity awards for service as a director will not exceed $750,000 in any calendar year.

In lieu of formal stock ownership guidelines, the Corporate Governance Guidelines recommends that non-management directors hold the equity awards they receive as director compensation (except as necessary to pay any taxes) until termination of their service. Our Compensation Committee has committed in 2023 to adopt stock ownership guidelines for our named executive officers and non-employee directors.

Director Compensation Table for 2022

The following table sets forth information regarding the compensation paid to, awarded to or earned by the members of our Board for services rendered in 2022.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
James E. Cline	140,000	124,989	**264,989**
Dane L. Derbyshire	—	—	**—**
Robert D. Evans	95,000	74,994	**169,994**
Alexander L. Hawkinson	75,000	74,994	**149,994**
Mark P. Laven	85,000	74,994	**159,994**
Suzan Morno-Wade	75,000	74,994	**149,994**
Christopher P. O'Brien	—	—	**—**
William M. Pruellage	—	—	**—**
Scott Rajeski	—	—	**—**
Andrew D. Singer	—	—	**—**

(1)　The amounts in this column represent the value of the annual cash Board and Committee retainers earned by directors in 2022. The cash retainers for the fourth quarter of 2022 were paid in January 2023.

(2)　The amounts reported in this column represent the grant date fair value of RSUs granted to each person in 2022 under the 2021 Omnibus Equity Plan. The grant date fair value of the RSUs are calculated as of the closing price of our Common Stock as quoted on NASDAQ on the grant date multiplied by the number of shares subject to the award. We do not pay fractional shares.

At December 31, 2022, the following directors held the following amount of RSUs: Mr. Cline, 10,170; Messrs. Evans, Hawkinson and Laven, 6,102; and Ms. Morno-Wade, 16,629.

Report of our Audit Committee

Our Audit Committee's purpose is to assist our Board in generally overseeing, among other things, the integrity of our financial reporting and internal control functions, to review our reports filed with or furnished to the SEC that include financial statements or results, to monitor compliance with significant legal and regulatory requirements and other risks related to financial reporting and internal control, and to appoint, retain, compensate, and oversee the work of our independent registered public accounting firm, which is currently Deloitte & Touche. See "Other Audit Committee Matters" below for a description of our Audit Committee's pre-approval policies regarding the services of Deloitte & Touche.

Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, internal controls and compliance with applicable laws and regulations. Deloitte & Touche, as our independent registered public accounting firm, is responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) ("PCAOB") and for expressing its opinion thereon.

Key Responsibilities

In fulfilling its oversight responsibilities regarding our financial statements for 2022, our Audit Committee:

- Reviewed and discussed with management and Deloitte & Touche our unaudited quarterly financial statements included in Quarterly Reports on Form 10-Q filed with the SEC.

- Periodically reviewed and discussed with management and Deloitte & Touche our earnings press releases, earnings guidance and the use of non-GAAP information.

- Reviewed and discussed with Deloitte & Touche the overall scope and plans for its audit for 2022.

- Reviewed and discussed with management and Deloitte the audited consolidated financial statements, and Deloitte & Touche's opinion thereon, included in the Annual Report on Form 10-K for 2022 filed with the SEC and the 2022 annual report to stockholders.

- Evaluated our critical accounting policies and procedures and significant judgments and estimates, and changes in our accounting practices, principles, controls and methodologies, relating to our financial statements.

- Reviewed with management and Deloitte & Touche the significant risks and exposures identified by management and the overall adequacy and effectiveness of our legal, regulatory and compliance programs.

- Discussed with Deloitte & Touche the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

- Received the written disclosures and the letter from Deloitte & Touche required by the applicable requirements of the PCAOB regarding Deloitte & Touche's communications with our Audit Committee concerning independence, and discussed with Deloitte& Touche its independence with respect to us, including any relationships which may impact its objectivity and independence and whether the provision of specified non-audit services was compatible with its independence under current guidelines.

Recommendation of Our Audit Committee

Based on our Audit Committee's review and discussions noted above, our Audit Committee recommended to our Board, and our Board approved, that our audited consolidated financial statements be included in our Annual Report on Form 10-K for 2022, which was filed with the SEC on March 7, 2023. Our Audit Committee also appointed Deloitte & Touche as our independent registered public accounting firm for 2023.

Robert D. Evans, Chair
James E. Cline
Suzan Morno-Wade

Other Audit Committee Matters

Pre-Approval Policy and Procedures

Our Audit Committee has the sole authority to review and pre-approve all audit and non-audit services to be provided by our independent registered public accounting firm, or any other auditors as permitted by applicable law, as well as all related fees and other terms of engagement, to ensure the provision of these services do not impair such auditor's independence. Our Audit Committee pre-approved all services provided by Deloitte & Touche during 2022. Our Audit Committee has considered the nature and amount of the fees billed by Deloitte and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Deloitte & Touche's independence.

If a product or service arises that has not been pre-approved by our Audit Committee, our Audit Committee has delegated to the Chair of our Audit Committee the authority to consider and pre-approve any such product or service between regular meetings of our Audit Committee. Any interim approvals granted by the Chair of our Audit Committee are reported to our Audit Committee at its next regularly scheduled meeting.

Independent Registered Public Accounting Firm Fees and Services

The following table presents fees for professional audit services rendered by Deloitte & Touche for the audit of our consolidated financial statements, and fees billed for other services rendered by Deloitte & Touche, for 2022 and 2021.

	2022 ($)	2021 ($)
Audit fees (1)	920,000	1,928,500
Audit-related fees (2)	—	—
Tax fees (3)	13,500	12,655
All other fees	—	—
Total fees	**933,500**	**1,941,155**

(1) Audit fees in 2022 and 2021 included fees related to the annual audit of our financial statements, review of quarterly financial statements, and professional consultations with respect to accounting issues directly related to the financial statement audit. Fees in 2021 also included fees in connection with the filing of our registration statements related to our IPO in April 2021 and our secondary offering in January 2022.

(2) Audit-related fees in 2022 consisted of fees that are reasonably related to the performance of the audit or review of Latham's financial statements.

(3) Tax fees in 2022 and 2021 consisted of fees in connection with tax compliance and preparation relating to tax returns.

Proposal Two: Ratification of the Appointment of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm for 2023

Our Audit Committee has ultimate authority and responsibility to appoint, compensate, evaluate and, when appropriate, replace our independent registered public accounting firm.

Our Audit Committee conducted a competitive process to select an independent registered public accounting firm for 2020 in connection with preparing for our IPO, and Deloitte & Touche was selected and appointed at such time. Our Audit Committee has continued its engagement with Deloitte & Touche since such date.

For the reasons noted below, our Audit Committee has reappointed Deloitte & Touche as our independent registered public accounting firm for 2023.

Support for recommendation

In determining that retaining Deloitte & Touche for 2023 was in the best interests of us and our stockholders, our Audit Committee reviewed:

- **Efficiencies of continued engagement**—Our Audit Committee, management and Deloitte & Touche have invested significant time, resources and money to ensure a successful transition and ongoing engagement.

- **Audit effectiveness**—Deloitte & Touche's performance on our audit and non-audit work for 2022 and management's assessment of such performance.

- **Expertise and industry knowledge**—Deloitte & Touche's qualifications, independence, capabilities, and expertise, evident through its audit planning and reports, industry knowledge, resources and staffing, objectivity and professional skepticism.

- **External data on audit quality and performance**—Results of recent PCAOB reports on Deloitte & Touche and peer firms and improvements made from period to period.

- **Reasonableness of fees**—The terms of the audit engagement, including the reasonableness of audit and non-audit fees charged taking into account the breadth and complexity of services provided, as well as the efficiency achieved in performing such services.

- **Communication**—The quality of Deloitte & Touche's communications to and interactions with our Audit Committee at meetings and the Chair of our Audit Committee between meetings.

- **Ratification Proposal at 2022 Annual Meeting**—At the 2022 annual meeting, over 99% of stockholder votes supported the ratification of the appointment of Deloitte & Touche to serve as the independent registered public accounting firm for 2022.

Advisory Vote

Our Audit Committee appoints our independent registered public accounting firm, and your ratification of the appointment of Deloitte & Touche is not necessary. However, our Audit Committee will take your vote on this proposal into consideration when appointing our independent registered public accounting firm in the future. Even if the stockholders ratify the appointment of Deloitte & Touche, our Audit Committee may in its sole discretion terminate the engagement of Deloitte & Touche and direct the appointment of another independent auditor at any time during the year, although it has no current intent to do so.

Representatives of Deloitte & Touche will attend our Annual Meeting, will have the opportunity to make a statement, if they desire to do so, and will be available to answer appropriate questions from stockholders.

Our Board unanimously recommends that our stockholders vote FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2023

Executive Officers

The following table sets forth information with respect to our executive officers as of March 21, 2023.

Name	Age	Position(s)
Scott M. Rajeski	56	Director and Chief Executive Officer
Sanjeev Bahl	52	Chief Operating Officer
J. Mark Borseth	64	Interim Chief Financial Officer
Joshua D. Cowley	46	Chief Commercial Officer
Joel R. Culp	58	Chief Marketing Officer
Kaushal B. Dhruv	47	Chief Information Officer
Melissa C. Feck	51	Chief Human Resources Officer
Patrick M. Sheller	61	General Counsel and Secretary

In addition, we have included information regarding Robert L. Masson II, who served as our Chief Financial Officer until March 17, 2023 and is a named executive officer.

See "Proposal One: Election of Class II Directors" for a description of the business experience of Scott Rajeski.



Sanjeev Bahl
Chief Operating Officer

Sanjeev Bahl was appointed as our Chief Operating Officer, effective in January 2022. Mr. Bahl has more than 20 years of experience in global operations, supply chain and procurement. Prior to joining us, Mr. Bahl served as Vice President of Global Operations at Newell Brands since 2019, where he was responsible for all aspects of multi-site, global operations including manufacturing, distribution, transportation, procurement, customer service, inventory management, complexity reduction & supplier quality. Prior to that, Mr. Bahl was Vice President of Global Procurement and Supply Chain at Danaher from 2015 to 2019. Mr. Bahl started his career as a consulting engineer at SPECS where he designed electrical systems for chemical processing plant projects and has since then served in leadership roles across a variety of companies including United Technologies, Stanley, Black & Decker and more. Mr. Bahl holds a Bachelor of Science degree in Electrical Engineering from Delhi College of Engineering, New Delhi, India and a Master of Business Administration degree from York University in Toronto, Canada.



J. Mark Borseth
Interim Chief Financial Officer

J. Mark Borseth was appointed as our Interim Chief Financial Officer, effective March 2023, after briefly serving as Strategic Advisor, effective February 2023. Mr. Borseth previously served as our Strategic Advisor from July 2022 until December 2022 and our Chief Financial Officer from February 2020 to July 2022. Prior to joining us, Mr. Borseth served in the roles of President and Chief Executive Officer from October 2017 to August 2019, Interim Chief Executive Officer and Chief Financial Officer from July 2017 to September 2017 and Senior Vice President and Chief Financial Officer from 2015 to June 2017 of Ranpak, a manufacturer of paper packaging converter machines and paper products. From 2009 to 2014, Mr. Borseth served as Executive Vice President and Chief Financial Officer at Constar International, a producer of polyethylene terephthalate plastic containers, leading its turn-around out of bankruptcy in January 2011 and December 2013. Prior to that, Mr. Borseth served as Senior Vice President and Chief Financial Officer at Eclipse Aviation, a jet manufacturer, from 2007 to 2009. From 1984 to 2007, Mr. Borseth served in various financial and operational roles of increasing responsibility at 3M, a multinational manufacturer, including President and General Manager of 3M Canada and treasurer of 3M. Mr. Borseth holds a Bachelor of Science degree in business administration and management, and a Master of Business Administration degree from Minnesota State University, Mankato.



Joshua D. Cowley
Chief Commercial Officer

Joshua D. Cowley has served as our Chief Commercial Officer since March 2021. Prior to joining us, Mr. Cowley held several executive leadership roles at Stanley Black & Decker, (NYSE: SWK), a manufacturer of industrial tools and household hardware and provider of security products, from 2005 to 2020. Key executive roles during his tenure at Stanley Black & Decker included president & GM NA Retail and Global Licensing, President & GM Global Industrial Business, President US Sales & Marketing, and VP US Channel Marketing. Mr. Cowley also spent several years at Newell Rubbermaid (NASDAQ: NWL), a manufacturer, marketer and distributor of consumer and commercial products, from 2001 to 2005 advancing early in his career across several sales and marketing related roles within the company. Mr. Cowley holds a Bachelor of Arts in Exercise and Sports Science from the University of North Carolina.



Joel R. Culp
Chief Marketing Officer

Joel R. Culp has served as Chief Marketing Officer of Latham Pool Products since February 2019 and as our Chief Marketing Officer since December 2020. Prior to joining us, Mr. Culp served as the Executive Vice President of Global Marketing, Design and Product Strategy for Wilsonart, LLC, a global manufacturer and distributor of high pressure laminates and other engineered composite materials, from 2013 to 2019. From 2011 to 2013, he served as Executive Vice President and Strategic Planning for Masterbrand Cabinets Inc., a manufacturer of kitchen cabinets. Prior to that, Mr. Culp served as the Senior Vice President of Marketing for Uponor, Inc., a manufacturing company, from 2006 to 2011 and Director of Marketing for Kohler Company, a manufacturing company, from 2002 to 2006. Mr. Culp holds a Bachelor of Science degree in finance from the University of Pittsburgh and a Master of Business Administration degree from Marquette University. He also is a U.S. Green Building Council LEED (Leadership in Energy and Environmental Design) Accredited Associate.



Kaushal B. Dhruv
Chief Information Officer

Kaushal B. Dhruv has served as Chief Information Officer of Latham Pool Products since March 2020 and as our Chief Information Officer since December 2020. Prior to joining us, Mr. Dhruv served as a Director Technology Risk Management and Systems Integration at KPMG US, a global network of professional firms providing audit, tax and advisory services, from 2004 to 2020. As a C-Level Executive, Mr. Dhruv has over 25 years of experience in Information Technology, diversified across Consulting (Big 4) and corporate roles. Mr. Dhruv has an established track record of achieving exceptional results and leading world class IT organizations across Manufacturing, Government, Power Utilities, Telecommunications, Pharmaceuticals, HealthCare, Insurance and Financial/ Banking Institutions. Mr. Dhruv holds a Master's in Information Management degree from Syracuse University, a Master's degree in Business Management from the Martin J. Whitman School of Management at Syracuse University, a Bachelor's degree in Computer Engineering from the Pune Institute of Computer Technology, and a Diploma in electronics and telecommunications engineering from the University of Mumbai. He also is a certified project manager, certified information systems auditor, certified information systems security professional, certified in enterprise governance of IT, a certified cloud professional, certified data privacy solutions professional and certified in risk information systems and controls.



Melissa C. Feck
Chief Human Resources
Officer

Melissa C. Feck has served as Chief Human Resources Officer of Latham Pool Products since December 2018 and as our Chief Human Resources Officer since December 2020. She previously served as Latham Pool Products' Vice President Human Resources from 2016 to 2018. Prior to joining us, Ms. Feck was the Vice President Human Resources and Member Education at Healthcare Association of New York State, a non-profit organization, from 2011 to 2016. From 1997-2010, Ms. Feck served as Vice President Human Resources and Corporate Services at Broadview/CAP COM Federal Credit Union where she was responsible for HR, marketing, facilities and real estate. From 1993-1996 Ms. Feck moved through various manager positions in her early career at the same organization. Ms. Feck holds a Bachelor of Arts degree in English from the State University of New York at Albany and is a certified Senior Professional in Human Resources from HRCI®.



Patrick M. Sheller
General Counsel and
Secretary

Patrick M. Sheller has served as our General Counsel and Secretary since August 2022. Prior to joining us, Mr. Sheller advised public companies on securities law and corporate governance matters as an independent consultant from October 2021 to August 2022. From July 2018 to September 2021, Mr. Sheller served as Executive Vice President, General Counsel and Chief Compliance Officer for Mauser Packaging Solutions, a multinational industrial container business. Mr. Sheller served as Senior Vice President, General Counsel & Secretary for Mead Johnson Nutrition Company (NYSE: MJN) from January 2015 until its acquisition by Reckitt Benckiser Group plc in June 2017 and served as General Counsel, Secretary & Chief Administrative Officer for Eastman Kodak Company (NYSE: KODK) from September 2011 until January 2015. During his 21-year career with Kodak, Mr. Sheller also served as Deputy General Counsel, Chief Compliance Officer, Division Counsel to the company's former Health Group, Chief Antitrust Counsel, and International Counsel to the company's European, African and Middle Eastern Region. He also held strategic planning and operating roles in Kodak's former Health Care Information Systems business. Prior to joining Kodak, Mr. Sheller was engaged in private law practice with McKenna, Connor & Cuneo (now part of Dentons) in Washington, D.C. Mr. Sheller began his legal career with the Federal Trade Commission in Washington, D.C., serving as Attorney Advisor to the Chairman and as a Staff Attorney in the Commission's Bureau of Competition. He earned his law degree from Albany Law School in Albany, New York and is a graduate of St. Lawrence University in Canton, N.Y.



Robert L. Masson, II
Former Chief Financial
Officer

Robert L. Masson II served as our Chief Financial Officer and Assistant Secretary from July 2022 to March 2023. From August 2018 until July 2022, Mr. Masson was the Executive Vice President and Chief Financial Officer of Hypertherm, Inc., a U.S. based manufacturer of industrial cutting systems and software, where he led global finance, information technology and legal organizations. Prior to this, from 2016 to January 2018, he was Vice President of Finance at Flowserve Corporation (NYSE: FLS), a designer, manufacturer and servicer of fluid motion control solutions, where he was responsible for corporate financial planning and analysis and the company's global financial operations. From 2003 to 2016, Mr. Masson held various roles at Raytheon Company (NYSE: RTN), a provider of state-of-the-art electronics, sensing, and mission systems integration capabilities including: Chief Financial Officer, Intelligence, Surveillance and Reconnaissance Systems, Chief Financial Officer, Seapower Capability Systems and Chief Financial Officer, Civil Security and Response Programs and Advanced Technology. Mr. Masson served on active duty in the United States Navy as a Naval Aviator and Officer from 1992 until 2001. Mr. Masson currently serves on the board of directors of Tech-Etch Inc., a 100% Employee Owned company who creates parts, circuits, and EMI/RFI shielding products. He earned his bachelor's degree in economics from the United States Naval Academy and his MBA from Harvard Business School.

Named Executive Officer Compensation

This section provides an overview of our compensation program for our Chief Executive Officer and our other executive officers named below (our "named executive officers"). The compensation program for our named executive officers generally is consistent with the compensation program with other executive officers, and our Compensation Committee generally designs and administers the compensation program for our named executive officers and the other executive officers as a group.

Name	Title in 2022
Scott M. Rajeski	Chief Executive Officer
Sanjeev Bahl	Chief Operating Officer (*hired January 2022*)
Robert L. Masson II (1)	Chief Financial Officer (*hired July 2022*)

(1)   Mr. Masson resigned as Chief Financial Officer effective March 17, 2023.

Executive Summary

Compensation Philosophy

The compensation program for our named executive officers is designed to attract, motivate and retain qualified employees and to provide them incentives to achieve or exceed the Company's annual operational, financial and strategic goals and to increase long-term stockholder value. As a new public company in 2021, our Compensation Committee continues to evolve our compensation philosophy, policies and practices for our named executive officers. Our Compensation Committee reviews peer market data but does not benchmark to any specific percentile or range of percentiles.

2022 Compensation Elements

The 2022 compensation program for named executive officers consisted principally of the following elements.

Element		Purpose	Key Features	Performance / Vesting Period
Short-Term	**Base Salary**	• Annual fixed cash compensation	• Based on experience, responsibilities, market pay, anticipated performance growth, annual individual performance and internal pay equity	• Prior performance
	Management Incentive Bonus	• Annual cash compensation based on rigorous, objective financial and individual criteria • Alignment with short-term operating performance and strategy	• Target bonus is 60%-100% of base salary • 2 components: • 80% - Adjusted EBTIDA • 20% - Individual objective goals • Reasonable cap of 0-200% earned based on actual performance	• Annual performance
Long-Term	**Stock Options**	• Fosters ownership culture, aligning long-term interests with stockholders • Significant upside, balanced against no monetary value unless stock price is above exercise price	• Annual long-term incentive opportunity, with grant value ranging from 150%-250% of base salary • Grant value divided by grant date fair value (using Black-Scholes model) to calculate stock options granted on grant date	• Four-year annual pro rata time vesting
	RSUs (*new hires*)	• Fosters ownership culture, aligning long-term interests with stockholders • More limited upside value, but more protection on downside value	• One-time award negotiated with new hire • Grant value divided by grant date fair value (closing price on grant date) to calculate shares granted on grant date	• Three-year annual pro rata time vesting

In addition, our named executive officers are each party to an employment agreement with our subsidiary Latham Pool Products. See "—Employment Agreements" below for a description of specified terms of employment, some of which impacted compensation of our named executive officers in 2022.

See below for our Compensation Committee's revisions to the 2023 compensation program for named executive officers and for future commitments.

2022 Target Annual Compensation

The target annual compensation of named executive officers in 2022, excluding benefits, consisted of base salary, a target cash bonus, and stock options (excluding new hire amounts). Amounts may not add to 100% due to rounding.

The target pay mix for our **Chief Executive Officer**, Mr. Rajeski, in 2022 is set forth below, excluding benefits.

The average target pay mix for our **other named executive officers** in 2022 is set forth below, excluding benefits.

CEO Target Pay Mix



■ Salary ■ Bonus ■ Stock Options

Other Named Executive Officer Average Target Pay Mix



■ Salary ■ Bonus ■ Stock Options

2022 CEO Earned and Realizable Compensation

For 2022, the Company reported Adjusted EBITDA of $143.3 million, and our Compensation Committee approved the corresponding 6.3% payout of the target bonus (80% weighting). In addition, our Compensation Committee approved a payout of 44% of the target bonus (20% weighting) based upon Mr. Rajeski's individual performance goals. In aggregate, Mr. Rajeski earned 13.8% of his 2022 target bonus, or $62,280.

Our CEO's realizable compensation for 2022 is lower than his target total compensation as demonstrated in the table below. Target total compensation is the sum of his base salary, target bonus and the reported grant date value of stock options in 2022. Realizable compensation is the sum of his base salary, bonus payout for 2022 performance and the current intrinsic value of his 2022 stock options. The intrinsic value of the 2022 stock options is zero because the current stock price is trading below the exercise price of $15.69.

	Base Salary	Bonus	2022 Stock Options	Total
Target Compensation	$450,000	$450,000	$1,124,994	$2,024,994
Realizable Compensation	$450,000	$ 62,280	$ 0	$ 512,280
Realizable vs. Target	0%	-86%	-100%	-75%

Initial 2023 Compensation Determinations and Future Commitments

Our Compensation Committee intends to continue to evolve our compensation program for named executive officers. Our Compensation Committee has approved key components of the 2023 compensation program for named executive officers:

- The base salaries, target bonuses (as a % of base salary) and target annual equity (as a % of base salary) for named executive officers will remain unchanged from 2022.

- The annual bonus plan will be solely based on an Adjusted EBITDA performance goal.

  - Adjusted EBITDA is a key supplemental metric used by management and our Board to assess our financial performance, and the effectiveness of our business strategies to make budgeting decisions and to compare our performance against that of other companies using similar measures. We believe it is also used by analysts, investors and other interested parties to evaluate companies in our industry.

- Our 2021 and 2022 annual bonus plan included a component based on individual performance goals (weighted at 20% of the target bonus). In 2023, individual performance goals will be utilized solely for future base salary determinations.

- The annual equity program will consist of 70% RSUs and 30% SARs; the SARs are contingent on stockholder approval of Proposal Three.

  - Our Compensation Committee believes the new mix of equity, in effect for 2023, will provide a better tool to attract and retain executives given the volatility of our shares of Common Stock and the challenging industry trends we are expect in the near term.

  - Our 2021 and 2022 annual equity program consisted solely of stock options.

Our Compensation Committee also has made a commitment to:
- In 2023, adopt stock ownership guidelines for our named executive officers (and non-employee directors)
- For the 2024 annual equity program, include performance-based equity awards for our named executive officers

2022 Compensation Determinations

Base Salary

We pay base salaries to attract, recruit and retain qualified employees. Historically, our Compensation Committee has established base salaries for named executive officers on an annual basis primarily based on the assessment of the individual's prior performance, peer data and industry surveys and anticipated performance growth (including any recent or expected promotion or change in job responsibilities). Our Compensation Committee also may review internal pay equity as well as successional planning needs. Except for new hires, our base salary changes in 2022 were effective January 9, 2022.

The base salaries of our named executive officers for 2021 and 2022 are set forth below.

Name	2021 ($)	2022 ($)	Change (%)
Scott M. Rajeski	400,000	450,000	12.5
Sanjeev Bahl	—	350,000	—
Robert L. Masson II	—	420,000	—

Management Incentive Bonus Plan ("MIB Plan")

During 2022, our named executive officers were eligible to participate in our annual performance-based MIB Plan. The annual target bonuses are determined as a percentage of their base salaries in effect as of January of the plan year. Our Compensation Committee determined not to change the annual target bonuses as a percentage of base salary, but the target dollar value of the opportunity was impacted by the base salary changes noted above.

The target bonus in 2021 and 2022, as a percentage of base salary and dollar value, for our named executive officers are set forth below.

| Name | Target Bonus | | | | |
	2021 (as % of Base Salary)	2021 ($)	2022 (as % of Base Salary)	2022 ($)	Change in $ (%)
Scott M. Rajeski	100	400,000	100	450,000	12.5
Sanjeev Bahl	—	—	60	210,000	—
Robert L. Masson II	—	—	60	252,000	—

In the 2022 MIB, named executive officers were eligible to earn 0% to 200% of their respective target bonus based on the achievement of two pre-established, objective components: Adjusted EBITDA of the Company (80% weighting) and individual performance goals (20% weighting).

Adjusted EBITDA

The Adjusted EBITDA performance goal in the 2022 MIB utilized the same definition included in our Annual Report as a supplemental performance measure. In addition to utilizing it for our 2022 MIB, we use Adjusted EBITDA to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. Adjusted EBITDA is defined as net income (loss) plus (i) depreciation and amortization, (ii) interest expense, (iii) income tax (benefit) expense, (iv) loss on sale and disposal of property and equipment, (v) restructuring charges, (vi) management fees, (vii) stock-based compensation expense, (viii) unrealized (gains) losses on foreign currency transactions, (ix) strategic initiative costs, (x) acquisition and integration related costs, (xi) other and (xii) IPO costs. See our Annual Report for additional information on the use and utility of Adjusted EBITDA, as well as its limitations.

For the 2022 MIB, our Compensation Committee established the following payout scale for Adjusted EBITDA:

- Threshold (0% payout) = $139.8 million (*actual 2021 Adjusted EBITDA*)

- Target (100% payout) = $195.0 million (*the midpoint of our initial guidance issued in March 2022*)

- Maximum (200% payout) = $219.6 million (*57.1% growth compared to actual 2021 Adjusted EBITDA*)

- For actual performance between the specified levels, the results percentage achievement and payout were determined on a linear interpolation basis.

For 2022, the Company reported Adjusted EBITDA of $143.3 million, and our Compensation Committee approved the corresponding 6.3% payout of the target bonus (80% weighting) for our named executive officers.

Individual Performance Goals

Our Compensation Committee approved individual performance goals for the Chief Executive Officer in March 2022. Such goals were based on the roles and responsibilities of the person, were aligned with the Company's key performance indicators, budget and long-term strategy, and were objectively determinable.

For 2022, our Compensation Committee approved the following payouts of the target bonus (20% weighting) for our named executive officers based upon their individual performance goals: Mr. Rajeski, 44%; and Mr. Bahl, 46%. Mr. Masson's individual performance goals were not analyzed due to his minimum guaranteed bonus.

<u>Earned Bonuses</u>

The following table sets forth the earned bonuses for our named executive officers for the 2022 MIB, which were paid on March 10, 2023.

Name	2022 Target Bonus ($)	2022 Earned Bonus ($)	Earned Bonus as % of Target Bonus
Scott M. Rajeski	450,000	62,280	13.8
Sanjeev Bahl	210,000	29,904	14.2
Robert L. Masson II (1)	252,000	252,000	100

(1)   Mr. Masson's 2022 earned bonus was guaranteed at a minimum of 100% of the target bonus in accordance with his employment agreement as a new hire benefit.

2022 Annual Equity Awards

In connection with and following our IPO in 2021, our Compensation Committee established an annual equity program under the 2021 Omnibus Equity Plan, including for our named executive officers. For the annual equity program for named executive officers in 2021 and 2022, our Compensation Committee granted stock options with four-year, annual pro rata vesting.

The grant value for each named executive officer was based on a percentage of base salary. The grant values in 2021 and 2022, as a percentage of base salary and dollar value, and the stock options granted to our named executive officers are set forth below.

Name	2021			2022		
	2021 (% of Base Salary)	2021 ($)	Stock Options Granted (#)(1)	2022 (as % of Base Salary)	2022 ($)	Stock Options Granted (#)(2)
Scott M. Rajeski	250	997,553	138,549	250	1,125,000	172,281
Sanjeev Bahl	—	—	—	150	525,000	80,398
Robert L. Masson II (3)	—	—	—	150	378,000	151,807

(1)   The exercise price was $19.00 for each stock option (based on a grant date of April 22, 2021).

(2)   For Messrs. Rajeski and Bahl, the exercise price was $15.69 for each stock option (based on a grant date of March 3, 2022). For Mr. Masson, the exercise price was $5.77 (based on a grant date of August 4, 2022).

(3)   Mr. Masson's grant value was a negotiated term of employment. The grant value was pro-rated based on date of hire.

2022 New Hire Equity Awards

In connection with and following our IPO in 2021, our Compensation Committee established a new hire equity program under the 2021 Omnibus Equity Plan, including for certain of our named executive officers. For the new hire equity program for the applicable named executive officers in 2021 and 2022, our Compensation Committee granted RSUs with three-year, annual pro rata vesting.

The grant value for the applicable named executive officer was a negotiated term of employment. The grant values in 2021 and 2022 and the RSUs granted to the applicable named executive officers are set forth below.

Name	Hire Date (Grant Date)	Grant Value ($)	RSUs (#)
Sanjeev Bahl	January 2022 (February 2022)	525,000	30,864
Robert L. Masson II	July 2022 (August 2022)	314,995	54,592

Limited Other Benefits and Perquisites

Our named executive officers are entitled to participate in our 401(k) plan on the same basis as our other eligible employees. The Company's matching contributions for 401(k) plan participants is 50% of the first 6% contributed by the employee for a maximum employer match of 3%.

The Company also provides our named executive officers with other limited benefits and perquisites, including an automobile reimbursement, a cell phone allowance and attendance at entertainment events.

Compensation Policies

Executive Clawback Policy

Clawback Policy. Our Board believes it is in the best interests of us and our stockholders to ensure the cash-based and equity-based incentive compensation that is paid or awarded to executive officers is based on accurate financial statements and the correct calculation of performance metrics in any incentive compensation plan. Our recently adopted Executive Clawback Policy provides that our Compensation Committee or our Board (referred to as the Administrator) has discretion to take appropriate action if it determines that any fraud, intentional misconduct, gross negligence or lack of sufficient oversight by an executive officer was a significant contributing factor to the Company (i) having to restate all or a portion of its financial statements due to a material error to its previously issued financial statements or (ii) having miscalculated one or more performance metrics used by our Administrator to determine incentive compensation that, if calculated correctly, would have resulted in reduced compensation payout (whether in cash or equity) to one or more executive officers (a "Clawback Event"). Upon our Administrator's determination of a Clawback Event, our Administrator is authorized to seek to recover from any applicable executive officer any cash-based or equity-based incentive compensation, including but not limited to annual or special performance-based bonuses and equity-based awards that were granted, issued, earned, paid or became vested or settled in the covered period and to prevent the recurrence of such activity to the fullest extent permitted by governing law. The subject compensation will be determined without regard to any net settlement of, or taxes paid or withheld on, such compensation. The recovery period under the policy is three full years preceding and including the date our Administrator concludes, or reasonably should have concluded based on evidence available to it, that a Clawback Event occurred; provided, however, the recovery period and subject compensation exclude any incentive compensation granted, issued, earned, paid or that vested or settled prior to the IPO in April 2021.

We expect to substantially revise our Executive Clawback Policy in the next 12 months to comply with listing standards to be adopted by NASDAQ as a result of recent SEC rulemaking.

2021 Omnibus Equity Plan. As permitted by the 2021 Omnibus Equity Plan, our equity award agreements provide that our Compensation Committee may cancel an equity award if the participant, without our consent, has engaged in or engages in activity that is in conflict with or adverse to the interest of the Company or any Affiliate (as defined in the 2021 Omnibus Equity Plan) while employed by, or otherwise providing services to, the Company or any Affiliate, including fraud or conduct contributing to any financial restatements or irregularities, or violates the restrictive covenants set forth therein (including non-competition, non-solicitation, non-disparagement or non-disclosure covenant or agreement) or any similar restrictive covenant agreement with the Company or any Affiliate (after giving effect to any applicable cure period set forth therein). In such event, the participant will forfeit any compensation, gain or other value realized thereafter on the vesting, exercise or settlement of the equity award, the sale or other transfer of the equity award, or the sale of shares of Common Stock acquired in respect of the equity award, and must promptly repay such amounts to the Company. If the participant receives any amount in excess of what the participant should have received under the terms of the equity award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), all as determined by our Compensation Committee, then the participant must promptly repay any such excess amount to the Company.

Prohibition on Hedging and Pledging of Company Securities

Our Corporate Governance Guidelines prohibit directors, executive officers and employees of the Company, and their designees, from hedging or pledging our securities. See "Board of Directors and Corporate Governance—Key Governance Policies" for more information.

Stock Ownership Guidelines

As noted above, our Compensation Committee intends in 2023 to adopt reasonable stock ownership guidelines for our named executive officers (and non-employee directors).

Process for Making Compensation Determinations

Our Compensation Committee establishes the compensation of the Chief Executive Officer and other named executive officers after reviewing their respective performance against pre-established annual goals, the overall performance of the Company (and business unit and other areas of responsibility, as applicable), market data and other factors it deems relevant. As discussed below under "—Employment Agreements," we entered into employment agreements with each of our named executive officers, which address certain elements of their compensation and benefits package.

During the foregoing process, our Compensation Committee seeks significant input of the Chief Executive Officer, our General Counsel and the Chief Human Resources Officer. No named executive officer provides input or participates in the deliberation of our Compensation Committee with respect to their own compensation. At the end of each year, the Chief Executive Officer reviews, with input from the Chief Human Resources Officer, the performance of each named executive officer as well the potential for advancement. Our Compensation Committee then considers the Chief Executive Officer's assessment, the relevant performance factors, benchmarking data and other factors it deems relevant, and reviews and approves the compensation for each named executive officer.

Our Compensation Committee determined to re-engage Pearl Meyer as its independent compensation consultant for 2022 and approved the terms of the engagement. Pearl Meyer has served in such capacity since 2020, prior to the IPO. In 2022, a representative of Pearl Meyer attended each regular Compensation Committee meeting. For our named executive officer compensation program for 2022, Pearl Meyer's services included:

- Reviewing and recommending the peer group
- Providing and analyzing benchmarking data in late 2021 to inform 2022 compensation decisions
- Providing advice with respect to incentive plan designs
- Reviewing regulatory updates and compensation trends

2022 Peer Group Utilized for Benchmarking

Since November 2020, our Compensation Committee benchmarks our named executive officer compensation against a peer group of public companies with which we believe we compete with for executive talent, as well as executive compensation surveys (based on comparable revenue size) from Pearl Meyer. The benchmarking analyses focused primarily on the survey data because several peer companies have more significant revenues than us. Such benchmarking focused on target total direct compensation, which consists of base salary, the target annual incentive bonus opportunity and the target long-term equity incentive opportunity. Our Compensation Committee used the benchmarking information as one data point of several factors and did not utilize the data to benchmark individual compensation components at specific percentiles or ranges of percentiles.

The peer group is periodically evaluated to ensure the companies in the group remain relevant to us based on our changing size, changing dynamics in the market in which we compete for executive talent and other factors. In assessing the appropriateness of peer companies, our Compensation Committee primarily considered the following criteria for our peer group in 2022: direct competitors in the pool-related business, leisure products, building products and other high-growth/high margin consumer goods companies, and enterprise value, revenues, and other related factors, including number of employees and Adjusted EBITDA margin.

The peer group of 17 companies utilized for 2022 compensation determinations of our named executive officers is set forth below and did not change from the prior year.

• AAON, Inc.	• Johnson Outdoors, Inc.	• PGT Innovations, Inc.	• Sonos, Inc.
• Armstrong World Industries, Inc.	• Leslie's, Inc.	• Plantronics, Inc.	• The AZEK Company Inc.
• Callaway Golf Company	• Malibu Boats, Inc.	• Pool Corporation	• Trex Company, Inc.
• Clarus Corporation	• MasterCraft Boat Holdings, Inc.	• Simpson Manufacturing Co., Inc	• YETI Holdings, Inc.
• iRobot Corporation			

Employment Agreements

We (or our subsidiary Latham Pool Products) are a party to an employment agreement with each of our named executive officers.

In addition to the terms below, each employment agreement includes other customary terms and conditions, including perpetual confidentiality and assignment of intellectual property provisions, and a two-year post-termination non-competition covenant and a two-year post-termination non-solicitation covenant of employees and customers. Further, each employment agreement provides for severance upon certain terminations of employment, as described below under "Named Executive Officer Compensation Tables—Potential Payments Upon Termination of Employment or Change in Control."

Scott M. Rajeski

We are party to an employment agreement with Mr. Rajeski, dated December 17, 2018, to serve as the President and Chief Executive Officer of Latham Pool Products with a term ending December 18, 2023, unless terminated sooner.

Pursuant to his employment agreement, Mr. Rajeski is entitled to an annual base salary of $400,000 (subject to increase, but not decrease other than as part of a reduction made across all or substantially all executive officers) and is eligible to participate in our annual performance-based MIB Plan as in effect from time to time. In addition, pursuant to his employment agreement, Mr. Rajeski is entitled to participate in our employee benefit, fringe and perquisite arrangements (including an automobile allowance) as in effect from time to time.

Sanjeev Bahl

We are party to an employment agreement with Mr. Bahl, dated December 28, 2021, to serve as the Chief Operating Officer of Latham Pool Products, Inc. for an indefinite term.

Mr. Bahl's employment agreement provides for a base salary of $350,000 (subject to increase, but not decrease other than as part of a reduction made across all or substantially all executive officers) and he is eligible to participate in our MIB Plan. Under our MIB Plan, Mr. Bahl is eligible to earn a target bonus of 60% of his annual base salary at target based on achievement of performance targets. He was also granted a one-time award of a number of RSUs with an equivalent value of $525,000 on the date of the grant. In addition, pursuant to his employment agreement, Mr. Bahl is entitled to participate in our employee benefit, fringe and perquisite arrangements (including an automobile allowance) as in effect from time to time.

Robert L. Masson II

We were party to an employment agreement with Mr. Masson, dated June 9, 2022, to serve as the Chief Financial Officer of Latham Pool Products for an indefinite term.

Mr. Masson's employment agreement provided for a base salary of $420,000 (subject to increase, but not decrease other than as part of a reduction made across all or substantially all executive officers) and a target bonus of 60% of his annual base salary at target, based on achievement of performance targets; provided that the bonus for 2022 was guaranteed at not less than $252,000. He was also granted a one-time award of RSUs with an equivalent value of $315,000 on the date of the grant, with vesting over three years. In addition, pursuant to his employment agreement, Mr. Masson was entitled to participate in our employee benefit, fringe and perquisite arrangements (including an automobile allowance) as in effect from time to time.

Mr. Masson resigned from the Company effective March 17, 2023. He was entitled to specified severance as of December 31, 2022 upon certain termination events, as further described below under "Named Executive Officer Compensation Tables—Potential Payments Upon Termination of Employment or Change in Control." However, his resignation as of March 17, 2023 did not qualify for severance thereunder.

Named Executive Officer Compensation Tables

Summary Compensation Table for 2022 and 2021

The following table sets forth the compensation paid to, awarded to or earned by our named executive officers for services rendered in all capacities in 2022 and 2021, and reflects their principal position with the Company in 2022.

Name and Principal Position(1)	Fiscal Year	Salary ($)	Bonus ($)(2)	Option Awards ($)(3)	Stock Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
Scott M. Rajeski Chief Executive Officer	2022	448,077	—	1,124,994	—	62,280	27,343	**1,662,694**
	2021	400,000		997,553	68,242,399	746,800	92,709	**70,479,461**
Sanjeev Bahl Chief Operating Officer	2022	323,077	—	524,998	524,997	29,904	11,827	**1,414,803**
Robert L. Masson II Chief Financial Officer	2022	193,846	252,000	377,999	314,996	—	9,000	**1,147,841**

(1) Mr. Bahl and Mr. Masson were hired by the Company in 2022. Accordingly, their respective compensation information for 2021 is not included herein.

(2) The amount reported in this column represents the guaranteed cash bonus earned for 2022, which was paid on March 10, 2023.

(3) The amounts reported in this column represent the grant date fair value of stock options granted to each person in 2022. We use the Black-Scholes model for estimating the grant date fair value, which requires critical assumptions including risk-free rate, volatility, expected term and expected dividend yield. See Note 19, Stock-Based Compensation to our consolidated financial statements contained in our annual report on Form 10-K for 2022 for a discussion of these assumptions in determining grant date fair value in accordance with FASB ASC Topic 718. The amounts reported in this column do not correspond to the actual economic value that will be ultimately realized by such persons.

(4) The amounts reported in this column represent the grant date fair value of RSUs granted to each person in 2022. The grant date fair value of the RSUs are calculated as of the closing price of our Common Stock as quoted on NASDAQ on the grant date multiplied by the number of shares subject to the award. The amounts reported in 2021 for Mr. Rajeski represent the accounting cost for modified vesting of equity he acquired in connection with the reorganization transactions for the IPO, and do not correspond to the actual economic value that he will ultimately receive.

(5) Amounts set forth in this column represent cash bonuses earned under the MIB Plan for 2022, based on the achievement of pre-established financial performance criteria (adjusted EBITDA) and individual performance goals. Such amounts were paid on March 10, 2023.

(6) Amounts reported under All Other Compensation in 2022 reflect the following: (a) Company 401(k) match for Mr. Rajeski ($9,150) and Mr. Bahl ($2,827); (b) company automobile reimbursement for each named executive officer; (c) cell phone allowance for Messrs. Bahl and Masson); and (d) attendance at sporting events for Mr. Rajeski.

Outstanding Equity Awards as of December 31, 2022

The following table provides information about the outstanding equity awards held by our named executive officers as of December 31, 2022.

Name	Grant Date	Option Awards(1)				Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Scott M. Rajeski	4/22/2021	34,637	103,912	19.00	4/22/2031	1,079,218	3,475,082
	3/3/2022	—	172,281	15.69	3/3/2032	—	—
Sanjeev Bahl	2/1/2022	—	—	—	—	30,864	99,382
	3/3/2022	—	80,398	15.69	3/3/2032	—	—
Robert L. Masson II	8/4/2022	—	151,807	5.77	8/4/2032	54,592	175,786

(1) These columns show the number, option exercise price and option expiration date of outstanding stock options held by our named executive officers as of December 31, 2022. The first column shows this information for exercisable stock options, and the second column shows this information for unexercisable stock options.

(2) The options vest and become exercisable 25% each year on the anniversary of the grant date, subject to continued employment.

(3) This column shows the number of unvested shares of time-based restricted stock (Rajeski) or RSUs (Bahl and Masson) held by our named executive officers as of December 31, 2022. All vesting events are subject to continued employment. For Mr. Rajeski, the restricted stock is held by the Scott Rajeski Family, LLC. For Mr. Rajeski, 539,608 shares vested ratably in June 2022 and December 2022, and will vest ratably in June 2023 and December 2023. For Mr. Bahl, 10,288 shares will vest on each of January 2023, 2024, and 2025. For Mr. Masson, 18,197 shares would have vested on each of August 2023, 2024 and 2025.

(4) This column shows the market value of the unvested shares of restricted stock or RSUs held by our named executive officers based on $3.22 per share, the closing price of our Common Stock on December 30, 2022, the last trading day of 2022.

Potential Payments upon Termination of Employment or Change in Control

Treatment of Incentive Equity Awards

Upon a termination of a named executive officer's employment for any reason, all of such officer's unvested equity awards will be forfeited for no consideration, unless otherwise agreed to in a separation agreement.

Severance Benefits under Employment Agreements

Scott M. Rajeski. Upon a termination of employment by us without cause or a resignation by Mr. Rajeski for good reason (each as defined in his employment agreement), Mr. Rajeski will be entitled to (i) any earned but unpaid base salary through the last day of employment; (ii) any accrued but unused paid time off up to a maximum of 80 hours; (iii) continuation of health coverage through the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as codified at Section 601 et seq. of the Employee Retirement Income Security Act of 1974 and at Section 4980B of the Internal Revenue Code of 1986, as amended (the "Code"), (collectively, "COBRA") at a pro-rata cost share and (iv) any other vested benefits to which Mr. Rajeski is entitled, in accordance with the terms of the applicable plans. In addition, subject to Mr. Rajeski's execution of a separation agreement containing a general release of claims and such general release of claims becoming irrevocable, Mr. Rajeski will also be entitled to a pro rata share of any annual performance bonus to which Mr. Rajeski is entitled determined based on actual performance as of the end of the performance period and continued payment of his base salary for the lesser of (x) 12 months or (y) the remainder of the term under the employment agreement.

Upon any termination of employment, including a resignation without good reason, termination of employment due to his death or disability or termination for cause, Mr. Rajeski shall also be entitled to payment of base salary through the date of termination, accrued benefits and any other vested benefits to which Mr. Rajeski is entitled, in accordance with the terms of the applicable plans.

If any payments or benefits payable to Mr. Rajeski would be a "parachute payment" resulting in a lost tax deduction for the Company under Section 280G of the Code and excise tax to Mr. Rajeski under Section 4999 of the Code, the payments and benefits shall be reduced to the largest amount that will result in no portion of the severance payment being subject to the excise tax imposed by Section 4999 of the Code.

Sanjeev Bahl. Upon a termination of employment by us without cause or a resignation by Mr. Bahl for good reason (each as defined in his employment agreement), Mr. Bahl will be entitled to (i) any earned but unpaid base salary through the last day of employment; (ii) any accrued but unused paid time off up to a maximum of 80 hours; (iii) continuation of health coverage through COBRA at a pro-rata cost share through the end of the 12 month period following termination and (iv) any other vested benefits to which Mr. Bahl is entitled, in accordance with the terms of the applicable plans. In addition, subject to Mr. Bahl's execution of a separation agreement containing a general release of claims and such general release of claims becoming irrevocable, Mr. Bahl will also be entitled to 12 months' base salary paid over the 12-month period following termination.

Upon any termination of employment, including a resignation without good reason, termination of employment due to his death or disability or termination for cause, Mr. Bahl shall also be entitled to payment of base salary through the date of termination, accrued benefits and any other vested benefits to which Mr. Bahl is entitled, in accordance with the terms of the applicable plans.

If any payments or benefits payable to Mr. Bahl would be a "parachute payment" resulting in a lost tax deduction for the Company under Section 280G of the Code and excise tax to Mr. Bahl under Section 4999 of the Code, the payments and benefits shall be reduced to the largest amount that will result in no portion of the severance payment being subject to the excise tax imposed by Section 4999 of the Code.

Robert L. Masson II. Upon a termination of employment by us without cause or a resignation by Mr. Masson for good reason (each as defined in his employment agreement), Mr. Masson will be entitled to (i) any earned but unpaid base salary through the last day of employment; (ii) any accrued but unused paid time off up to a maximum of 80 hours; (iii) continuation of health coverage through COBRA at a pro-rata cost share through the end of the 12 month period following termination and (iv) any other vested benefits to which Mr. Masson is entitled, in accordance with the terms of the applicable plans. In addition, subject to Mr. Masson's execution of a separation agreement containing a general release of claims and such general release of claims becoming irrevocable, Mr. Masson will also be entitled to 12 months' base salary paid over the 12-month period following termination.

Upon any termination of employment, including a resignation without good reason, termination of employment due to his death or disability or termination for cause, Mr. Masson shall also be entitled to payment of base salary through the date of termination, accrued benefits and any other vested benefits to which Mr. Masson is entitled, in accordance with the terms of the applicable plans.

If any payments or benefits payable to Mr. Masson would be a "parachute payment" resulting in a lost tax deduction for the Company under Section 280G of the Code and excise tax to Mr. Masson under Section 4999 of the Code, the payments and benefits shall be reduced to the largest amount that will result in no portion of the severance payment being subject to the excise tax imposed by Section 4999 of the Code.

Proposal Three: Amendment to the 2021 Omnibus Equity Incentive Plan

Our Board is asking our stockholders to approve an amendment (the "Amendment") to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan (the "2021 Omnibus Equity Plan"). On March 2, 2023, our Board, upon the recommendation of our Compensation Committee, approved the Amendment, subject to stockholder approval at our Annual Meeting. The 2021 Omnibus Equity Plan was initially adopted by our Board on April 12, 2021 and our stockholders on April 13, 2021. Our IPO was completed on April 27, 2021.

We use awards under the 2021 Omnibus Equity Plan to attract and retain employees, ensure that our compensation program provides appropriate incentives to motivate our key employees, officers and non-employee directors to contribute to our long-term performance and growth, develop a culture of ownership, and align further the interests of participants and our stockholders. Stockholder approval of the Amendment will permit us to continue to grant equity compensation awards to our key employees, officers and non-employee directors in furtherance of this philosophy.

Our Board has determined that it is in the best interests of us and our stockholders to approve the Amendment, which includes an increase in the share pool, as well as other best practice equity plan matters. The Amendment provides for the following terms.

- An increase by 8,000,000 shares of the number of shares of Common Stock that may be issued pursuant to awards.
- A prohibition on recycling of shares withheld or remitted to pay taxes for all awards (to enhance the current prohibition, which solely addresses stock options and SARs).
- A minimum vesting period of one year for all awards, with an exception for shares representing 5% of the share pool.
- A prohibition on the transfer of stock options and SARs for value or to third-party financial institutions without stockholder approval.

The proposed Amendment is set forth on **Appendix A** to this proxy statement. The full text of the 2021 Omnibus Equity Plan (not reflecting the proposed Amendment) is set forth on **Appendix B** to this proxy statement. The material features of the 2021 Omnibus Equity Plan are summarized below, although stockholders should review the 2021 Omnibus Equity Plan and the Amendment for a full understanding of their contents. If our stockholders approve the Amendment, a Registration Statement on Form S-8 covering the additional shares available for issuance will be filed with the SEC.

Our officers and directors have an interest in this Proposal Three due to their participation in the 2021 Omnibus Equity Plan. In addition, on March 1, 2023, our Compensation Committee approved our annual equity award grants under the 2021 Omnibus Equity Plan to officers and other employees. A portion of the awards granted to our executive officers included SARs for an aggregate of 790,181 shares of our Common Stock, with an strike price of $3.24 per share (the "Contingent Grants"). The Contingent Grants are subject to stockholder approval of this Proposal Three and the effectiveness of the Amendment, as we do not have enough shares of Common Stock in the share pool to support such grant currently. If the Amendment is not approved, the Contingent Grants will be canceled in their entirety. See "—Interests of Directors and Executive Officers; New Benefits under the Plan Resulting From the Amendment—New Plan Benefits" below for additional information.

Excluding the Contingent Grants, we had 289,475 shares of our Common Stock remaining available for issuance for awards under the 2021 Omnibus Equity Plan as of March 6, 2023.

Reasons to Vote For the Amendment

- Critical Importance of Equity Awards to Our Long-Term Business Strategy, Including Employee Recruitment and Retention in a Competitive Market

- Historical Usage and Effectiveness of Prior Equity Grants Strongly Impacted by Macroeconomic Conditions and Stock Price Volatility

- We Did Not Utilize Customary Methods to Avoid or Limit Stockholder Approval of Share Pool Increases

- Our Compensation Committee is Committed to Evolving our Annual Equity Program

- A Reasonable Number of Shares Will Be Added to the 2021 Omnibus Equity Plan

- The 2021 Omnibus Equity Plan, as Amended, Includes Significant Compensation and Governance Best Practices

Critical Importance of Equity Awards to Our Long-Term Business Strategy, Including Employee Recruitment and Retention in a Competitive Market

Our Board believes that it is in the best interests of us and our stockholders for the Company to be in a position to offer equity awards to eligible participants described under "—Eligibility" below in accordance with the terms of the 2021 Omnibus Equity Plan. In furtherance of our compensation philosophy, equity awards are a core component of our compensation program for key employees and non-employee directors. As of March 6, 2023, approximately 114,678,263 shares of our Common Stock were subject to awards held by our existing or former executive officers, other key employees, and non-employee directors.

We strongly believe that the approval of the Amendment is essential to our long-term growth strategy, which will require continuing to enhance our employee talent and retention. We are the leader in the large and growing residential in-ground swimming pool industry, and we expect to grow our business organically and through strategic investments and acquisitions. Equity awards motivate high levels of performance, align the interests of our employees and stockholders by giving them the perspective of an owner with an equity stake in the Company, and provide an effective means of recognizing their contributions to the success of the Company. If our stockholders do not approve this Proposal Three, the Contingent Grants will be terminated and we will be unable to maintain our existing equity compensation programs under the 2021 Omnibus Equity Plan. Therefore, we would expect to have to utilize a significant portion of additional cash compensation to provide appropriate attraction, retention and motivation incentives, which would reduce our available cash for other business needs such as capital expenditures, acquisitions, investments, and marketing and adversely impact our growth strategy.

We believe that equity awards are central to our employment value proposition and are necessary for us to continue competing for top talent as we grow. Our ability to grant further equity awards will permit us to remain competitive with our public company peer companies with whom we compete for talent in this post-pandemic, Great Resignation era. The Amendment will give us flexibility as to the compensation packages we offer, which we believe is critical in this challenging labor market. If the Amendment is not approved, we will be significantly limited in our ability to offer equity awards as a component of compensation. Therefore, we will be at a disadvantage relative to other companies that will be able to offer more attractive and broad-based compensation packages to their executive officers, other key employees and non-employee directors. Our inability to attract, retain and motivate our key employees would adversely impact our ability to achieve our long-term growth initiatives.

Historical Usage and Effectiveness of Prior Equity Grants Strongly Impacted by Macroeconomic Conditions and Stock Price Volatility

When our Board and our stockholders approved the initial share pool under the 2021 Omnibus Equity Plan, we expected the share pool to be sufficient to cover anticipated equity awards for the next three to four years, subject to material changes in business conditions or our compensation programs, our ability to hire and retain key employees, and retention considerations for existing equity awards. However, our prior expectation for the share pool was adversely impacted by employee hiring and turnover, challenging operational, industry and macroeconomic conditions, and our stock price volatility and price declines.

Our 2021 and 2022 annual equity program consisted solely of time-based stock options, vesting annually on a pro rata basis over four years. In particular, our annual stock option grants in April 2021 and March 2022 were issued with an exercise price of $19.00 and $15.69, respectively. Our stock price as of the record date was $3.36. Therefore, the 2021 and 2022 annual equity awards are significantly underwater and have minimal retentive value. Further, in order to provide meaningful grants in the future in light of our current stock price, we will need to utilize significantly more shares of Common Stock than we had anticipated as of the IPO.

We Did Not Utilize Customary Methods to Avoid or Limit Stockholder Approval of Share Pool Increases

In recent years, it has been customary practice for many controlled companies and newly public companies to utilize equity plans with an evergreen provision, which provides for an automatic annual increase in the share pool without stockholder approval. However, we did not elect to include an evergreen provision in the 2021 Omnibus Equity Plan. Therefore, we are seeking approval of the increase in the share pool in this Proposal Three, and we will seek stockholder approval in the future to the extent our Board determines it is in the best interests of the Company and our stockholders to seek additional increases in the share pool.

We also have utilized a significant portion of our share pool in connection with the hiring of key executives and other key employees since our IPO. Our Compensation Committee has approved significant grants of time-based RSUs, vesting annually on a pro rata basis over three years, to key employees upon hiring. New hire awards are a significant retention and motivation tool, as well as to attract persons who may be losing significant equity or other compensation in leaving their current jobs. NASDAQ rules permit companies to utilize a new hire inducement exception that allow new hire grants not to be counted against the share pool. However, we have not historically utilized the new hire inducement exception.

Our Compensation Committee is Committed to Evolving our Annual Equity Program

Our Compensation Committee, with advice from its independent compensation consultant, Pearl Meyer, regularly reviews our historical share usage and availability and considers such information in setting equity compensation levels. Our Compensation Committee administers and oversees our equity compensation practices to ensure they are reasonable, recognizing that equity awards dilute stockholder equity and must be used appropriately.

Our Compensation Committee has begun to evolve our compensation program for named executive officers to address the foregoing challenges and further enhance alignment with stockholders. Our Compensation Committee believes a new mix of equity will provide a better tool to attract and retain executives given the volatility of our shares of Common Stock and the challenging industry trends we expect in the near term.

- In March 2023, our Compensation Committee approved our annual equity program, which consists of 70% RSUs and 30% SARs. As noted, the SARs are contingent on stockholder approval of this Proposal Three.

- For the 2024 annual equity program, our Compensation Committee has committed to include performance-based equity awards for our named executive officers.

- Further, to support the utilization of equity awards and to enhance the alignment with stockholders, our Compensation Committee has committed to adopt reasonable stock ownership guidelines for our named executive officers (and non-employee directors) in 2023.

A Reasonable Number of Shares Will Be Added to the 2021 Omnibus Equity Plan

If our stockholders approve the Amendment, 8,000,000 shares of our Common Stock will be added to the share pool of the 2021 Omnibus Equity Plan.

- **Overhang.** As of March 6, 2023, outstanding equity awards under the 2021 Omnibus Equity Plan covered 6,878,901 shares, which represented approximately 6% of our outstanding shares of Common Stock as of such date. The additional 8,000,000 shares of our Common Stock represented approximately 7% of our outstanding shares of Common Stock as of such date.

- **Historical and Future Grant Practices.** See above for a description of our historical and planned future equity grant practices.

- **Expected Use for Three Years.** We anticipate the additional shares requested will be enough to meet our expected needs for at least the next three years, subject to material changes in business conditions or our compensation programs, our ability to hire and retain key employees, and retention considerations for existing equity awards. Since our 2021 Omnibus Equity Plan does not include an evergreen provision, we will be required to seek stockholder approval for future increases in our share pool.

- **Analysis of Forecasted Grants by Our Independent Compensation Consultant.** To determine the impact of the proposed increase of the share pool, our Compensation Committee reviewed a forecast provided by its independent compensation consultant, Pearl Meyer, working together with our management. In particular, Pearl Meyer considered:

  - The target number of shares needed to make annual equity awards over the next three years based on our current stock price and future potential stock prices

  - Total projected overhang and dilution from our equity plan compared to our peer group

  - Equity plan provisions aligned with our peer group and broad market "best practices"

Accordingly, our Board believes that the request to increase the share pool by 8,000,000 shares of our Common Stock is reasonable and prudent. This number of shares should allow us to continue our planned granting practices in the future and to be able to support our planned growth, address market competition and react to stock price fluctuations.

The 2021 Omnibus Equity Plan, as Amended, Includes Significant Compensation and Governance Best Practices

The 2021 Omnibus Equity Plan, as amended, includes provisions considered best practices for compensation and corporate governance purposes. The following provisions align with our stockholders' interests:

- **Independent Administration.** The 2021 Omnibus Equity Plan is administered by our Compensation Committee, which consists entirely of independent non-employee directors. NASDAQ rules permit controlled companies such as us not to have a fully independent Compensation Committee, but our Board has determined to implement such practice.

- **No Evergreen of Share Pool.** The 2021 Omnibus Equity Plan does not include an automatic annual increase in the share pool without stockholder approval, which is a common practice among controlled companies and newly public companies. Therefore, we will seek stockholder approval prior to any future additional increases in the share pool.

- **No Liberal Share Recycling.** Shares of Common Stock used to pay the exercise or strike price of stock options or SARs, respectively, or used to cover withholding taxes for any award, are not available for future grant.

- **Minimum Vesting Period.** Awards are subject to a minimum vesting period of one year, subject to limited exceptions.

- **No Dividends on Unvested Awards, Stock Options and SARs.** No dividends or other distributions are paid on unvested awards. Any accrued dividends or other distributions are paid only if such awards are earned and vested, and no dividends or other distributions will be paid with respect to outstanding stock options and SARs.

- **No Discounted Stock Options or SARs.** The exercise or strike price of stock options or SARs, respectively, must be at least equal to the fair market value of our Common Stock on the date of grant (except in the limited case of substitute awards in connection with acquisition transactions).

- **Repricing of Stock Options and SARs is Not Allowed without Stockholder Approval.** Other than in connection with specified corporate transactions, the 2021 Omnibus Equity Plan prohibits stock options and SARs to be repriced or exchanged for other awards unless stockholders approve the repricing or exchange.

- **No Tax Gross-Ups.** The 2021 Omnibus Equity Plan does not provide for tax gross-ups.

- **No Liberal Definition of Change in Control.** A change-in-control under the 2021 Omnibus Equity Plan, which could trigger an acceleration of unvested awards, is not triggered unless a qualifying transaction is consummated, a third party acquires 50% or more of the Company's outstanding voting securities or there is a change in more than half of the incumbent directors of our Board.

- **Our Compensation Committee Retains a Significant Clawback Right.** Upon specified events, our Compensation Committee is authorized to terminate outstanding awards and recoup the benefits from previously vested, settled and exercised awards.

- **No Transferability.** Awards generally cannot be transferred, except by will or the laws of descent and distribution, unless approved by our Compensation Committee.

- **Reasonable Annual Limits on Non-Employee Director Compensation.** The 2021 Omnibus Equity Plan sets a reasonable limit as to the total compensation that non-employee directors generally may receive (for service as a non-employee director) during each year.

Summary of the 2021 Omnibus Equity Plan, as Proposed to be Amended

The proposed Amendment is set forth on **Appendix A** to this Proxy Statement. The full text of the 2021 Omnibus Equity Plan (not reflecting the proposed Amendment) is set forth on **Appendix B** to this Proxy Statement. The material features of the 2021 Omnibus Equity Plan are summarized above, but each stockholder should review the 2021 Omnibus Equity Plan itself for a full understanding of its contents. If our stockholders approve the Amendment, a Registration Statement on Form S-8 covering the shares newly available for issuance will be filed with the SEC.

Key Terms	Description
Plan Term	Ten years from April 13, 2021, the date the plan was approved by stockholders
Eligible Participants	Current or prospective employees, directors, officers, consultants or advisors of the Company or its subsidiaries (and in the case of current consultants of advisors, its affiliates)
Shares Authorized	21,170,212 shares of our Common Stock
Award Types	Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, and Other Cash-Based Award
Vesting	Minimum vesting period of one year for all new awards, with an exception for shares representing 5% of the share pool
Dividends and Distributions	No dividend payments or other distributions will be made on unvested shares subject to grants under the 2021 Omnibus Equity Plan, but instead any dividends will be deferred until the relevant awards become vested. No dividends and distributions will be accrued or paid on stock options and SARs
Additional Award Terms	Stock options and SARs have a term no longer than ten years from the date the options or SARs were granted, except in the case of incentive stock options granted to holders of more than 10% of the Company's voting power, which have a term no longer than five years
Prohibition on Repricing	Repricing, or reducing the exercise price of outstanding options or any similar employee program, or buying out underwater options, without stockholder approval is prohibited under the 2021 Omnibus Equity Plan
Clawback	Awards may be subject to clawback or forfeiture upon specified detrimental activity by participant or if participant receives in excess of what should have been received (due to financial restatement, calculation mistake or other administrative error)

Administration

Our Compensation Committee administers the 2021 Omnibus Equity Plan. Our Compensation Committee has the authority to determine the terms and conditions of awards granted under the 2021 Omnibus Equity Plan and to establish, amend, suspend or waive any rules or regulations relating to the 2021 Omnibus Equity Plan. Our Compensation Committee has full discretion to administer and interpret the 2021 Omnibus Equity Plan and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Number of Shares Authorized

Pursuant to the 2021 Omnibus Equity Plan, assuming the Amendment is approved, we will have reserved an aggregate 21,170,212 shares of our Common Stock for issuance of awards to be granted thereunder. 4,830,086 shares of our Common Stock may be issued with respect to incentive stock options under the 2021 Omnibus Equity Plan.

If any award granted under the 2021 Omnibus Equity Plan terminates, expires, or is cash-settled, canceled, forfeited, exchanged, or surrendered without having been exercised, vested, or settled, shares of our Common Stock subject to such award will again be made available for future grants. Shares of our Common Stock will not be made available for issuance under the 2021 Omnibus Equity Plan if: (i) they are tendered by participants, or withheld by us, as full or partial payment upon the exercise of options; (ii) they are reserved for issuance upon the grant of SARs, to the extent that the number of reserved shares of Common Stock exceeds the number of shares of Common Stock actually issued upon the exercise of the SARs; and (iii) they are withheld by, or otherwise remitted to, the Company to satisfy a participant's tax withholding obligations upon the exercise of awards or receipt of shares of Common Stock granted under the 2021 Omnibus Equity Plan. The total number of awards that may be granted under the 2021 Omnibus Equity Plan cannot presently be determined.

Awards Available for Grant; Vesting

Under the 2021 Omnibus Equity Plan, our Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights ("SARs"), restricted stock, RSUs, other stock-based awards, other cash-based awards or any combination of the foregoing. Awards may be granted under the 2021 Omnibus Equity Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us or with which the Company combines, which are referred to herein as "Substitute Awards."

Awards that settle in shares of Common Stock (excluding, for this purpose, any Substitute Awards) shall vest no earlier than the first anniversary of the date of grant for such award; provided, that our Compensation Committee may grant awards without regard to the foregoing minimum vesting requirement with respect to a maximum of 5% of the shares of Common Stock subject to the share pool.

Eligibility

Any current employee (other than an employee covered by a collective bargaining agreement), director, or officer of the Company or a subsidiary or consultants or advisors of the Company or an affiliate or any prospective director, officer, consultant or advisor who has accepted an offer of employment or service from the Company or subsidiary who is selected by our Compensation Committee is eligible for awards under the 2021 Omnibus Equity Plan. Our Compensation Committee has the sole and complete authority to determine who may be granted an award under the 2021 Omnibus Equity Plan.

Non-Employee Director Compensation Limit

Under the 2021 Omnibus Equity Plan, the maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, is $750,000.

Change in Capitalization

If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Common Stock or other relevant change in capitalization or applicable law or circumstances, such that our Compensation Committee determines that an adjustment to the terms of the 2021 Omnibus Equity Plan (or awards thereunder) is necessary or appropriate, then our Compensation Committee shall make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for future issuance under the 2021 Omnibus Equity Plan, the number of shares covered by awards then outstanding under the 2021 Omnibus Equity Plan, the limitations on awards under the 2021 Omnibus Equity Plan, the exercise price of outstanding options, or such other equitable substitution or adjustments as our Compensation Committee may determine appropriate.

Stock Options

Our Compensation Committee is authorized to grant options to purchase shares of our Common Stock that are either "qualified," meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or "non-qualified," meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2021 Omnibus Equity Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. Options granted under the 2021 Omnibus Equity Plan are subject to the terms and conditions established by our Compensation Committee. Under the terms of the 2021 Omnibus Equity Plan, the exercise price of the options will not be less than the fair market value (or 110% of the fair market value in the case of a qualified option granted to a 10% stockholder) of our Common Stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2021 Omnibus Equity Plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2021 Omnibus Equity Plan is ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that if the term of a non-qualified option would expire at a time when trading in the shares of our Common Stock is prohibited by the Company's insider trading policy, the option's term shall be extended automatically until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or by delivery of shares of our Common Stock valued at the fair market value at the time the option is exercised, or any combination of the foregoing, provided that such shares are not subject to any pledge or other security interest, or by such other method as our Compensation Committee may permit in its sole discretion, including (i) by delivery of other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our Common Stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a "net exercise" procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. In all events of cashless or net exercise, any fractional shares of our Common Stock will be settled in cash.

SARs

Our Compensation Committee is authorized to award SARs under the 2021 Omnibus Equity Plan. SARs are subject to the terms and conditions established by our Compensation Committee. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2021 Omnibus Equity Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by our Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our Common Stock underlying each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the 2021 Omnibus Equity Plan will be ten years from the date of grant; provided that if the term of a SAR would expire at a time when trading in the shares of our Common Stock is prohibited by the Company's insider trading policy, the SAR's term shall be extended automatically until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code).

Restricted Stock

Our Compensation Committee is authorized to grant restricted stock under the 2021 Omnibus Equity Plan, which is subject to the terms and conditions established by our Compensation Committee. Restricted stock is common stock that is generally non-transferable and is subject to other restrictions determined by our Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time that the underlying restricted stock vests.

RSUs

Our Compensation Committee is authorized to grant RSUs, which are subject to the terms and conditions established by our Compensation Committee. RSUs, once vested, may be settled in a number of shares of our Common Stock equal to the number of units earned, in cash equal to the fair market value of the number of shares of our Common Stock earned in respect of such RSU award or in a combination of the foregoing, at the election of our Compensation Committee. RSUs may be settled at the expiration of the period over which the units are to be earned or at a later date selected by our Compensation Committee. To the extent provided in an award agreement, the holder of outstanding RSUs shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our Common Stock, either in cash or, at the sole discretion of our Compensation Committee, in shares of our Common Stock having a fair market value equal to the amount of such dividends (or a combination of cash and shares), and interest may, at the sole discretion of our Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by our Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time that the underlying RSUs are settled and if such RSUs are forfeited, the holder thereof shall have no right to such dividend equivalent payments.

Other Stock-Based Awards and Other Cash-Based Awards

Our Compensation Committee is authorized to grant awards of unrestricted shares of our Common Stock, rights to receive grants of awards at a future date, other awards denominated in shares of our Common Stock, or awards that provide for cash payments based in whole or in part on the value of our Common Stock under such terms and conditions as our Compensation Committee may determine and as set forth in the applicable award agreement.

Effect of a Change in Control

In the event of a Change in Control (as defined in the 2021 Omnibus Equity Plan), our Compensation Committee may provide for: (i) continuation or assumption of outstanding awards under the 2021 Omnibus Equity Plan by the Company (if it is the surviving corporation) or by the surviving corporation or its parent; (ii) substitution by the surviving corporation or its parent of awards with substantially the same terms and value for such outstanding awards (in the case of an option or SAR, the Intrinsic Value (as defined in the 2021 Omnibus Equity Plan) at grant of such substitute award shall equal the Intrinsic Value of the award); (iii) acceleration of the vesting (including the lapse of any restrictions, with any performance criteria or other performance conditions deemed met at target) or right to exercise such outstanding awards immediately prior to or as of the date of the Change in Control, and the expiration of such outstanding awards to the extent not timely exercised by the date of the Change in Control or other date thereafter designated by our Compensation Committee; or (iv) in the case of an option or SAR, cancelation in consideration of a payment in cash or other consideration to the holder of such award in an amount equal to the Intrinsic Value of such award (which may be equal to but not less than zero), which, if in excess of zero, shall be payable upon the effective date of such Change in Control. Our Compensation Committee may, in its sole discretion, terminate any options or SARs for which the exercise or strike price is equal to or exceeds the per share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor.

Nontransferability

Each award may be exercised during the participant's lifetime by the participant or, if permissible under applicable law, by the participant's guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless our Compensation Committee permits the award to be transferred to a Permitted Transferee (as defined in the 2021 Omnibus Equity Plan). In no event may any option or SAR be transferable for value or to any third-party financial institutions without stockholder approval.

Term; Suspensions, Terminations and Amendments

The 2021 Omnibus Equity Plan has a term of ten years from April 13, 2021, the date it was initially approved by our stockholders. Our Board may amend, suspend or terminate the 2021 Omnibus Equity Plan at any time, subject to stockholder approval if necessary to comply with any tax regulation, exchange rules, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

Our Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to any award theretofore granted will not to that extent be effective without the consent of the affected participant; and provided further that, without stockholder approval: (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR; (ii) our Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or, in each case, with another award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes); (iii) our Compensation Committee may not take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed; and (iv) our Compensation Committee may not cancel any outstanding option or SAR that has a per-share exercise price or strike price (as applicable) at or above the fair market value of a share of our Common Stock on the date of cancellation and pay any consideration to the holder thereof. However, stockholder approval is not required with respect to clauses (i), (ii), (iii) and (iv) above with respect to certain adjustments on changes in capitalization.

Clawback/Forfeiture

Our Compensation Committee may cancel an equity award if the participant, without our consent, has engaged in or engages in activity that is in conflict with or adverse to the interest of the Company or any Affiliate (as defined in the 2021 Omnibus Equity Plan) while employed by, or otherwise providing services to, the Company or any Affiliate, including fraud or conduct contributing to any financial restatements or irregularities, or violates the restrictive covenants set forth therein (including noncompetition, non-solicitation, non-disparagement or non-disclosure covenant or agreement) or any similar restrictive covenant agreement with the Company or any Affiliate (after giving effect to any applicable cure period set forth therein). In such event, the participant will forfeit any compensation, gain or other value realized thereafter on the vesting, exercise or settlement of the equity award, the sale or other transfer of the equity award, or the sale of shares of Common Stock acquired in respect of the equity award, and must promptly repay such amounts to the Company. If the participant receives any amount in excess of what the participant should have received under the terms of the equity award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), all as determined by our Compensation Committee, then the participant must promptly repay any such excess amount to the Company. Further, to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the NASDAQ or any other securities exchange or inter-dealer quotation service on which our Common Stock is listed or quoted, or if so required pursuant to a written policy adopted by the Company. Awards shall be subject (including on a retroactive basis) to clawback, forfeiture or similar requirements.

Federal Income Tax Consequences

The rules governing the tax treatment of awards are quite technical. Therefore, the description of the tax consequences set forth below is necessarily general in nature and does not purport to be complete. Moreover, the statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the tax consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.

Incentive (qualified) stock options granted pursuant to the 2021 Omnibus Equity Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. If the participant makes no disposition of the shares acquired pursuant to exercise of an incentive option within one year after the transfer of shares to such participant and within two years from the grant of the option, the participant will realize no taxable income as a result of the grant or exercise of such option (except that the alternative minimum tax may apply), and any gain or loss that is subsequently realized upon disposition may be treated as long-term capital gain or loss, as the case may be. Under these circumstances, the Company will not be entitled to a deduction for federal income tax purposes with respect to either the issuance of such incentive options or the transfer of shares upon their exercise.

If shares subject to incentive stock options are disposed of prior to the expiration of the above time periods, the participant will recognize ordinary income in the year in which the disqualifying disposition occurs, the amount of which will generally be the lesser of (i) the excess of the market value of the shares on the date of exercise over the option price, or (ii) the gain recognized on such disposition. In general, such amount will be deductible by the Company for federal income tax purposes in the same year, as long as the amount constitutes reasonable compensation, and the Company must comply with certain federal income tax reporting requirements with respect to such amount. In addition, the excess, if any, of the amount realized on a disqualifying disposition over the market value of the shares on the date of exercise will be treated as capital gain.

A participant who acquires shares by exercise of a non-qualified stock option generally realizes, as taxable ordinary income at the time of exercise, the difference between the exercise price and the fair market value of the shares. In general, such amount will be deductible by the Company in the same year, provided that the amount constitutes reasonable compensation, and the Company must satisfy certain federal income tax withholding and reporting requirements with respect to such amount. Subsequent appreciation or decline in the value of the shares on the sale or other disposition of the shares will generally be treated as capital gain or loss.

A participant generally will recognize ordinary income upon the exercise of an SAR in an amount equal to the amount of cash received and the fair market value of any shares received at the time of settlement of the SAR, plus the amount of any taxes withheld. Such amount will ordinarily be deductible by the Company in the same year as long as the amounts constitute reasonable compensation, and the Company must satisfy certain federal income tax withholding and reporting requirements with respect to such amount.

A participant who is granted a restricted stock award under the 2021 Omnibus Equity Plan is not required to include the value of such shares in ordinary income until the first time such participant's rights in the shares are transferable or are not subject to substantial risk of forfeiture, whichever occurs earlier, unless such participant timely files an election under Section 83(b) of the Code to be taxed on the receipt of the shares.

A participant who is granted an RSU award under the 2021 Omnibus Equity Plan is not required to include the value of such RSUs in ordinary income until such time the value of the RSUs is paid to the participant in cash or stock. In the case of either restricted stock or RSUs, the amount of such income will be equal to the fair market value of the shares or RSUs at the time the income is recognized. The Company will ordinarily be entitled to a deduction, in the amount of the ordinary income recognized by the participant, at the same time the participant recognizes such income, as long as the amount constitutes reasonable compensation, and the Company must satisfy certain federal income tax withholding and reporting requirements with respect to such amount.

A participant who is permitted to make an outright purchase of unrestricted Common Stock will recognize ordinary income at the time of purchase if and to the extent the purchase price is less than the fair market value of our Common Stock on the date of purchase. The Company will be entitled to a corresponding deduction equal to the amount of any ordinary income recognized by a participant who makes an outright purchase of our Common Stock, at the time the participant recognizes the ordinary income, provided that such amount constitutes reasonable compensation, and the Company must satisfy certain federal income tax withholding and reporting requirements with respect to such amount.

Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain covered employees in a taxable year to the extent such compensation exceeds $1,000,000. For this purpose, a covered employee generally means the Company's principal executive officer, the Company's principal financial officer and the Company's three highest compensated officers (other than the principal executive officer and the principal financial officer). It is possible that compensation attributable to awards under the 2021 Omnibus Equity Plan to a covered employee, when combined with all other types of compensation received by the covered employee from the Company, may cause this limitation to be exceeded in any particular year.

The foregoing general tax discussion is intended for the information of stockholders considering how to vote with respect to this proposal and not as tax guidance to participants in the 2021 Omnibus Equity Plan. Different tax rules may apply to specific participants and transactions under the 2021 Omnibus Equity Plan.

Withholding Payments

A participant is required to pay to the Company and the Company shall have the right to withhold, from any cash, shares of Common Stock, other securities or other property deliverable under any award or from any compensation of other amounts owing to the participant, an amount of any required withholding taxes (up to the maximum permissible withholding amounts) in respect to such award, its exercise, or any payment or transfer of an award or under the 2021 Omnibus Equity Plan and to take other actions that our Compensation Committee or the Company deem necessary to satisfy all obligations for the payment of such withholding.

Our Compensation Committee may, in its discretion, permit the participant to satisfy such withholding obligations by, in whole or in part: (i) payment in cash; (ii) delivery of shares of our Common Stock owned by the participant having a fair market value on such date equal to such withholding obligation; or (iii) having the Company withhold from the number of shares of our Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of an award a number of shares of our Common Stock with a fair market value on such date equal to such withholding obligation. Subject to any requirements of applicable law, a participant may also satisfy the withholding obligations by other methods, including selling shares of our Common Stock that would be otherwise available for delivery, provided that our Compensation Committee has specifically approved such payment method in advance.

Equity Compensation Plans

The following table sets forth certain information as of December 31, 2022 concerning our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights ($)(b)(2)	Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a) (c)(3)
Equity compensation plans approved by stockholders	2,770,540	14.85	2,059,546
Equity compensation plans not approved by stockholders	—	—	—
Total	2,770,540	14.85	2,059,546

(1) Consists of stock options to purchase 1,914,690 shares and 855,870 RSUs granted under the 2021 Omnibus Equity Plan.

(2) Excludes RSUs, which have no exercise price.

(3) Consists of shares of Common Stock that may be issued pursuant to awards under the 2021 Omnibus Equity Plan as of December 31, 2022 prior to the Amendment.

As of December 31, 2022, there were 2,576,219 shares of unvested, restricted stock awards outstanding. No shares of restricted stock were granted during 2022. 8,340,126 shares of restricted stock awards were granted in 2021.

Additional Equity Plan Information

The following table provides certain additional information regarding the 2021 Omnibus Equity Plan as of March 6, 2023 and pro forma as of March 6, 2023 assuming that the Contingent Grants are outstanding.

Plan Category	As of March 6, 2023	Pro forma as of March 6, 2023
Total stock options outstanding	1,904,852	1,904,852
Weighted-average exercise price of stock options outstanding	$14.83 per share	$14.83 per share
Weighted-average remaining duration of stock options outstanding	8.78 years	8.78 years
Total SARs outstanding	—	790,181
Weighted-average strike price of SARs outstanding	—	$3.24 per share
Weighted-average remaining duration of SARs outstanding	—	10 years
Total unvested restricted stock outstanding	2,576,219	2,576,219
Total RSUs outstanding	2,397,830	2,397,830
Total shares available for grant under the 2021 Omnibus Equity Plan	289,475[1]	[2]
Percentage of outstanding shares of Common Stock[3]	6.3%	6.7%

(1) Shares of our Common Stock available for grant under the 2021 Omnibus Equity Plan as of March 6, 2023, excluding the Contingent Grants.

(2) Pro forma shares of our Common Stock available for grant under the 2021 Omnibus Equity Plan as of March 6, 2023 is 7,499,294 shares, solely reflecting (i) shares of our Common Stock available for grant as of March 6, 2023, and (ii) stockholder approval of the Amendment to increase the share pool by 8,000,000 shares of our Common Stock at our Annual Meeting and including the Contingent Grants as a result of such approval.

(3) Percentage represents (i) grants outstanding plus shares of our Common Stock available for grant, each under the 2021 Omnibus Equity Plan, divided by (ii) total shares of our Common Stock outstanding as of the record date.

Interests of Directors and Executive Officers; New Benefits under the Plan Resulting From the Amendment

All non-employee directors, executive officers, and other employees who are deemed to be key employees under the 2021 Omnibus Equity Plan are eligible for awards under the 2021 Omnibus Equity Plan. Consequently, each current director and each current executive officer has a personal interest in the approval of the Amendment. However, except with respect to the Contingent Grants set forth in the table below, the actual benefit and number of shares to be issued to the non-employee directors, executive officers, and other employees under the 2021 Omnibus Equity Plan if the Amendment is approved cannot be determined at this time because awards to be made under the 2021 Omnibus Equity Plan have not been determined or granted and are not determinable using an objective formula. No additional benefits or amounts would have been awarded to directors, executive officers, non-executive officers and employees during the fiscal year ended December 31, 2022 if the Amendment had been in effect during such period.

New Plan Benefits

The following Contingent Grants were made effective March 1, 2023, and are subject to stockholder approval of the Amendment as described in this Proposal Three. SARs were only granted to executive officers of the Company as of such date.

Name and Position	Grant Value ($)	SARs (#)	Vesting Terms
Scott M. Rajeski	337,500	222,039	Four years, pro rata annual vesting
Sanjeev Bahl	157,500	103,618	Four years, pro rata annual vesting
Executive Officers	706,077	464,524	Four years, pro rata annual vesting

Our Board unanimously recommends that our stockholders vote "FOR" the approval of the Amendment to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan

Certain Relationships and Related Party Transactions

Other than compensation arrangements for our executive officers and directors (see "Named Executive Officer Compensation", "Named Executive Officer Compensation Tables" and "Director Compensation" for a discussion of compensation arrangements for our named executive officers and directors), the following includes a summary of transactions since January 1, 2022 and any currently proposed transactions to which we have been or are to be a party in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, director nominees, executive officers or holders of more than 5% of our capital stock or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Purchases from Equity Holders

On January 11, 2022, we completed an offering of 13,800,000 shares of our Common Stock at a public offering price of $19.50 per share. We received proceeds of $257.7 million from this offering, net of $11.4 million of underwriting fees. The proceeds of $257.7 million were used to purchase 13,800,000 shares of Common Stock from certain of the Company's stockholders, primarily investment funds managed by the Principal Stockholders, and also a small percentage of shares of Common Stock owned by some of our directors and executive officers.

The following table sets forth the number of shares purchased from (for $19.45 per share), and the cash proceeds received by, each of our Principal Stockholders, our directors and executive officers (as of such date) as a result of this offering.

Name	Number of Shares of Common Stock Sold to Us	Cash Proceeds ($)
Pamplona Funds	9,630,896	187,320,927
Wynnchurch Funds	2,783,397	54,137,072
Scott M. Rajeski	344,487	6,700,272
J. Mark Borseth	77,599	1,509,301
Joel R. Culp	35,412	688,763
James E. Cline	—	—
Robert D. Evans	—	—
Alexander L. Hawkinson	—	—
Mark P. Laven	100,000	1,945,000
Suzan Morno-Wade	—	—
Christopher P. O'Brien	—	—
William M. Pruellage	—	—
Andrew D. Singer	—	—
Other executive officers (2 persons)	49,626	965,271

Technology Services

Alexander L. Hawkinson, a co-founder of BrightAI Corporation, has served on our Board since December 9, 2020. Since 2020, BrightAI Corporation has rendered services to the Company in connection with the development of Measure by Latham, an advanced, artificial intelligence-powered device that measures swimming pools for covers and vinyl liners. In December 2022, we executed an additional agreement with BrightAI Corporation for the provision of hardware that will run the technology developed by BrightAI and Latham. During 2022, we paid $0.2 million of fees associated with services performed by BrightAI. As of December 31, 2022, we had accounts payable of $0.4 million owed to BrightAI.

Stockholders' Agreement

We entered into the Stockholders' Agreement with our Principal Stockholders on April 27, 2021. The Stockholders' Agreement grants Pamplona the right to nominate to our Board a number of designees equal to: (i) at least a majority of the total number of directors comprising our Board as long as Pamplona and its affiliates collectively beneficially own at least 50% of the outstanding shares of our Common Stock; (ii) at least 40% of the total number of directors comprising our Board as long as Pamplona and its affiliates collectively beneficially own at least 40% but less than 50% of the outstanding shares of our Common Stock; (iii) at least 30% of the total number of directors comprising our Board as long as Pamplona and its affiliates collectively beneficially own at least 30% but less than 40% of the outstanding shares of our Common Stock; (iv) at least 20% of the total number of directors comprising our Board at such time as long as Pamplona and its affiliates collectively beneficially own at least 20% but less than 30% of the outstanding shares of our Common Stock; and (v) at least 10% of the total number of directors comprising our Board at such time as long as Pamplona and its affiliates collectively beneficially own at least 5% but less than 20% of the outstanding shares of our Common Stock.

So long as Pamplona has the right to designate at least one director to our Board, Pamplona will have the right to appoint a representative as an observer to any committee of our Board to which Pamplona does not have a member representative, subject to applicable laws and the rules and regulations of NASDAQ.

For purposes of calculating the number of directors that Pamplona and its affiliates are entitled to nominate pursuant to the formulas outlined above, any fractional amounts would be rounded up to the nearest whole number and taking into account any increase in the size of our Board (e.g., one and one quarter (1 1/4) directors shall equate to two directors). In addition, in the event a vacancy on our Board is created by the death, retirement or resignation of a Principal Stockholders' director designee, affiliates of our Principal Stockholders shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new respective Principal Stockholders' director-designee. Dane Derbyshire, Robert D. Evans, Mark P. Laven and William M. Pruellage are the current designees of Pamplona under the Stockholders' Agreement.

In addition, the Stockholders' Agreement grants to Pamplona special governance rights for as long as Pamplona and its affiliates collectively maintain beneficial ownership of at least 25% of our outstanding Common Stock, including, but not limited to, rights of approval over certain strategic transactions such as mergers or other transactions involving a change in control, and certain rights regarding the appointment or termination of our chief executive officer.

The Stockholders' Agreement grants Wynnchurch the right to nominate to our Board one director at such time as long as Wynnchurch and its affiliates beneficially own at least 5% of the outstanding shares of our Common Stock. So long as Wynnchurch has the right to designate a director to our Board, Wynnchurch will have the right to appoint a representative as an observer to any committee of our Board, subject to applicable laws and the rules and regulations of NASDAQ. In connection with the resignation of Christopher O'Brien from our Board on July 20, 2022, Wynnchurch irrevocably waived all their rights under Section 2.1 of the Stockholders Agreement, including, without limitation, the right to nominate a director, remove a designee, fill a vacancy and appoint an observer to our Board. Wynnchurch has also entered into a voting agreement under which they and their affiliates committed not to vote more than 9.9% shares of our outstanding Common Stock owned by Wynnchurch and their affiliates from July 20, 2022 until the date, if any, that Wynnchurch and their affiliates own more than 50% of shares of our outstanding Common Stock.

The Stockholders' Agreement also requires us to reimburse the reasonable out-of-pocket costs and expenses of the Principal Stockholders and their affiliates in connection with monitoring and overseeing their investment in us. During 2022, $0.2 million and less than $0.1 million was paid to Pamplona and Wynnchurch, respectively, with respect to this obligation. As of December 31, 2022, less than $0.1 million was payable to Pamplona with respect to this obligation. This obligation will terminate with respect to each of our Principal Stockholders once such Principal Stockholder beneficially owns less than 5% of our Common Stock.

Registration Rights Agreement

We entered into a registration rights agreement (the "Registration Rights Agreement") with Pamplona Fund and Wynnchurch Funds (each, a "Registration Party") on April 27, 2021, pursuant to which each Registration Party is entitled to demand the registration of the sale of certain or all of our Common Stock that it beneficially owns. Among other things, under the terms of the Registration Rights Agreement:

- if we propose to file certain types of registration statements under the Securities Act of 1933, as amended (the "Securities Act") with respect to an offering of equity securities, we will be required to use our reasonable best efforts to offer each Registration Party the opportunity to register the sale of all or part of its shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as "piggyback rights"); and

- Each Registration Party has the right, subject to certain conditions and exceptions, to request that we file (i) registration statements with the SEC for one or more underwritten offerings of all or part of our shares of Common Stock that it beneficially owns and/or (ii) a shelf registration statement that includes all or part of our shares of Common Stock that it beneficially owns as soon as we become eligible to register the sale of our securities on Form S-3 under the Securities Act, and we are required to cause any such registration statements to be filed with the SEC, and to become effective, as promptly as reasonably practicable.

All expenses of registration under the Registration Rights Agreement, including the legal fees of one counsel retained by or on behalf of the Registration Parties, will be paid by us.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions such as minimums, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The Registration Rights Agreement is governed by New York law.

Indemnification Agreement

We entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Policies and Procedures for Related Party Transactions

We have adopted a written Related Persons Transaction Policy (the "policy"), which sets forth our policy with respect to the review, approval, ratification and disclosure of all material related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee has overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A "related person transaction" does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our Board or Audit Committee.

The policy requires that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to our Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy also provides that our Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information relating to the beneficial ownership of our Common Stock as of March 6, 2023, referred to in the table below as the "Beneficial Ownership Date" by the following:

- Each person, or group of affiliated persons, who we know to beneficially own more than 5% of our Common Stock;

- Each of our named executive officers for fiscal year 2022;

- Each of our current directors;

- Each of our director nominees; and

- All of our current directors and executive officers as a group.

Percentage ownership of our Common Stock is based on 114,678,263 shares of Common Stock outstanding as of March 6, 2023.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is 787 Watervliet Shaker Road, Latham, New York 12110.

Name of Beneficial Owner	Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned
5% Stockholders:		
Pamplona Funds (2)	51,845,685	45.2%
Wynnchurch Funds (3)	14,983,771	13.1%
Kayne Anderson Rudnick Investment Management LLC (4)	5,924,563	5.2%
Named Executive Officers and Directors:		
Scott M. Rajeski (5)	4,205,245	3.7%
Sanjeev Bahl	26,734	*
Robert L. Masson II (6)	—	—
James E. Cline (7)	572,632	*
Dane Derbyshire	—	—
Robert D. Evans	666,040	*
Alexander L. Hawkinson	493,907	*
Mark P. Laven (8)	1,442,248	1.3%
Suzan Morno-Wade	20,575	*
William M. Pruellage	—	—
All current directors and executive officers as a group (16 persons)	9,838,517	8.6%

*   Less than one percent.

(1)   Includes the following number of shares that the following persons could acquire through the exercise of stock options within 60 days of March 6, 2023 and RSUs scheduled to vest within 60 days of March 6, 2023: Mr. Rajeski, 112,344 options; Mr. Bahl, 20,099 options; Mr. Cline, 10,170 RSUs; Mr. Evans, 6,102 RSUs; Mr. Hawkinson, 6,102 RSUs; Mr. Laven, 6,102 RSUs; Ms. Morno-Wade, 11,365 RSUs; and all directors and executive officers as a group, 345,062 options and 62,648 RSUs.

(2)   Beneficial ownership information is as of December 31, 2022, as reported on a Schedule 13G/A (Amendment No. 2) filed by Pamplona Manager Entities (defined below) on February 14, 2023. Reflects 51,845,685 shares of Common Stock held by Pamplona Capital Partners V, L.P. Pamplona Capital Partners V, L.P., a Cayman Islands limited partnership, is controlled by Pamplona Equity Advisors V Ltd, a Cayman Islands limited company, its general partner. John C. Halsted owns 100% of the shares of Pamplona Equity Advisors V, Ltd. Pamplona PE Investments Malta Limited, a Malta limited company serves as an investment manager to Pamplona Capital Partners V, L.P. Pamplona Capital Management LLP, a United Kingdom limited liability partnership, Pamplona Capital Management LLC, a Delaware limited liability company, Pamplona Capital Management (PE) SL, a Spanish limited liability company and Pamplona Capital Management (Monaco) SAM, a Monaco joint stock company, (together, the "Pamplona Manager Entities") serve as investment advisors to Pamplona PE Investments Malta Limited. Mr. John C. Halsted and Mr. Alexander M. Knaster are the principals of Pamplona Manager Entities. Each of Pamplona Equity Advisors V, Ltd, the Pamplona Manager Entities, John C. Halsted and Alexander M. Knaster may be deemed to have voting and dispositive power with respect to our Common Stock directly owned by Pamplona Capital Partners V, L.P. and therefore be deemed to be the beneficial owner of our Common Stock held by Pamplona Capital Partners V, L.P., but each disclaim beneficial ownership of such Common Stock. The principal business address of each of the entities and persons identified in this paragraph is c/o Pamplona Capital Management LLC, 667 Madison Avenue, 22nd Floor, New York, NY 10065.

(3)   Beneficial ownership information is as of December 31, 2022, as reported on a Schedule 13G/A (Amendment No. 1) filed by the Wynnchurch entities specified herein on February 14, 2023. Reflects 14,983,771 shares of Common Stock held by Wynnchurch IV and WC Executive. The general partner of Wynnchurch IV and WC Executive is Wynnchurch Partners IV, L.P. ("Wynnchurch GP IV"). The general partner of Wynnchurch GP IV is Wynnchurch Management, Ltd. ("WML"). WML and a limited partner committee consisting of other senior partners manage the Wynnchurch GP IV, provided that WML's consent is required for any action, decision, consent or other determination. The sole director of WML is John Hatherly. The address of each of the entities and persons identified in this paragraph is 6250 N. River Road, Suite 10-100, Rosemont, IL 60018.

(4)   Beneficial ownership information is as of December 31, 2022, as reported on a Schedule 13G/A (Amendment No.1) filed by Kayne Anderson Rudnick Investment Management LLC ("Kayne Anderson"), a California Limited Liability company, on February 14, 2023. Reflects 5,924,563 shares of Common Stock held by Kayne Anderson as follows: (i) sole power to vote or to direct the vote of 3,267,907 shares; (ii) shared power to vote or direct the vote of 1,764,533 shares; (iii) sole power to dispose or to direct the disposition over 4,160,030 shares; and (iv) shared power to dispose or to direct the disposition over 1,764,533 shares. The address of the business office of Kayne Anderson is 2000 Avenue of the Stars, Suite 1110, Los Angeles, CA 90067.

(5)   Consists of 4,077,901 shares of Common Stock held by Scott Rajeski Family, LLC (the "Rajeski LLC") and 15,000 shares of Common Stock held by Mr. Rajeski. Mr. Rajeski's spouse, Cindy G. Rajeski, is the sole manager of the Rajeski LLC.

(6)   Mr. Masson's equity awards were forfeited upon his resignation from the Company effective as of March 17, 2023.

(7)   Consists of 56,579 shares of Common Stock held by Mr. Cline and 505,883 shares of Common Stock held by James E. Cline Revocable Trust.

(8)   Consists of 500,433 shares of Common Stock held by Laven Family Holdings, LLC (the "Laven LLC") and 935,713 shares of Common Stock held by Mr. Laven. Mr. Laven and Mr. Laven's spouse, Leslie J. Laven, are managers of the Laven LLC.

Questions and Answers

The information provided in the "Questions and Answers" format below is for your convenience and includes only a summary of certain information contained in this proxy statement. You should read this entire proxy statement carefully.

How do I vote at our Annual Meeting?

Our Annual Meeting will be held in person on Tuesday, May 2, 2023, at Saratoga National Golf Club, 458 Union Avenue, Saratoga Springs, NY 12866. Our Annual Meeting will commence at approximately 8:00 AM Eastern Daylight Time. You may attend the meeting in person and vote at the meeting, or you may vote by using one of the following options discussed below under "—How Can I Vote My Shares?" We recommend that you vote by proxy now even if you plan to attend the meeting.

What should I know about attending our Annual Meeting?

If you attend, please note that you will be asked to check in at the registration desk and present valid photo identification. Please check in at least 15 minutes prior to the start of the meeting to ensure timely entry to the meeting. If you are a beneficial owner, you will also need to bring a copy of your voting instruction card or brokerage statement reflecting your stock ownership as of the record date. If you wish to designate someone as a proxy to attend our Annual Meeting on your behalf, that person must bring a valid legal proxy containing your signature and printed or typewritten name as it appears in the list of registered stockholders or on your account statement if you are a beneficial owner. Cameras, recording devices, cell phones, and other electronic devices will not be permitted at the meeting other than those operated by the Company or its designees. All bags, briefcases, and packages will need to be checked at the door and/or will be subject to search.

What proposals will be voted on at our Annual Meeting?

Stockholders will vote on three proposals at our Annual Meeting:

1. The election of three Class II directors named in this proxy statement, each to serve for a three-year term and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.

2. The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

3. The approval of an amendment to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan to increase by 8,000,000 shares the number of shares of Common Stock that may be issued pursuant to awards granted under such plan and make other specified changes.

How does our Board recommend that stockholders vote on the proposals?

Our Board recommends that stockholders vote "FOR" the election of the three Class II directors, vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2023 and vote "FOR" the approval of the proposed amendment to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan.

What happens if other business not discussed in this proxy statement comes before our Annual Meeting?

The Company does not know of any business to be presented at our Annual Meeting other than the proposals discussed in this proxy statement. If other business comes before our Annual Meeting and is proper under our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, and Delaware law, your properly executed proxy gives authority to Patrick M. Sheller, our General Counsel, and Sanjeev Bahl, our Chief Operating Officer, the authority, with full power of substitution, to use their discretion in casting all of the votes that they are entitled to cast.

Why am I receiving these materials?

We are distributing our proxy materials because our Board is soliciting your proxy to vote at our Annual Meeting. This proxy statement summarizes the information you need to vote at our Annual Meeting. You do not need to attend our Annual Meeting to vote your shares.

Pursuant to SEC rules, we are providing access to our proxy materials via the Internet. Accordingly, we are sending an Internet Notice to all of our stockholders as of the record date. All stockholders may access our proxy materials on the website referred to in the Internet Notice. You may also request to receive a printed set of the proxy materials. You can find instructions regarding how to access our proxy materials via the Internet and how to request a printed copy in the Internet Notice. Additionally, by following the instructions in the Internet Notice, you may request to receive proxy materials in printed form by mail or electronically by email in the future on an ongoing basis. We believe that these rules allow us to provide our stockholders with the information they need while lowering the costs of delivery and reducing the environmental impact of our Annual Meeting.

Who is entitled to vote?

The record date for our Annual Meeting is the close of business on March 6, 2023. As of the record date, 114,678,263 shares of Common Stock, par value $0.0001 per share, were outstanding. Only holders of record of our Common Stock as of the record date will be entitled to notice of and to vote at our Annual Meeting or any adjournment or postponement thereof. Each stockholder is entitled to one vote for each share of our Common Stock held by such stockholder on the record date.

How can I vote my shares?

Voting on the Internet

You can vote your shares via the Internet by following the instructions in your proxy materials, on your proxy card, or on the instructions that accompanied your proxy materials. The Internet voting procedures are designed to authenticate your identity, allow you to vote your shares and confirm your voting instructions have been properly recorded. If you vote via the Internet, you do not need to complete and mail a proxy card or attend our Annual Meeting to have your vote count. We encourage you to vote your shares via the Internet in advance of our Annual Meeting even if you plan to attend our Annual Meeting.

Voting by Mail

You can vote your shares by mail by requesting a printed copy of the proxy materials sent to your address. When you receive the proxy materials, you may fill out the proxy card or voting instruction card enclosed therein and return it per the instructions on the card. If you request a printed copy of the proxy materials, we encourage you to sign and return the proxy card or voting instruction card even if you plan to attend our Annual Meeting. Proxy cards can be returned via mail to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Voting by Telephone

You can vote your shares by telephone. Instructions are included on your proxy materials, on your proxy card, or on the instructions that accompanied your proxy materials. If you vote by telephone, you do not need to complete and mail your proxy card or attend our Annual Meeting to have your vote count.

What if I am not the stockholder of record?

If you are a holder of record of shares of Common Stock of the Company, you may direct your vote as instructed above.

If you hold your shares in street name via a broker, bank or other nominee, you may direct your vote by signing, dating and mailing your voting instruction card. Internet or telephonic voting may also be available. Please see your voting instruction card provided by your broker, bank or other nominee for further details.

Can I change my vote or revoke my proxy?

You may change your vote or revoke your proxy at any time before it is voted at our Annual Meeting. If you are a stockholder of record, you may change your vote or revoke your proxy by:

- delivering to the attention of the Corporate Secretary at Latham Group, Inc., 787 Watervliet Shaker Road, Latham, New York 12110, a written notice of revocation of your proxy;

- delivering to us an authorized proxy bearing a later date (including a proxy over the Internet or by telephone); or

- attending our Annual Meeting and voting your shares electronically. Attendance at our Annual Meeting will not, by itself, revoke a proxy.

If your shares are held in the name of a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee.

What is a broker non-vote?

Brokers, banks or other nominees holding shares on behalf of a beneficial owner may vote those shares in their discretion on certain "routine" matters even if they do not receive timely voting instructions from the beneficial owner. With respect to "non-routine" matters, the broker, bank or other nominee is not permitted to vote shares for a beneficial owner without timely received voting instructions. The only routine matter to be presented at our Annual Meeting is the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 (Proposal Two). The election of the three Class II directors (Proposal One) and the approval of the proposed amendment to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan (Proposal Three) are non-routine matters.

A broker non-vote occurs when a broker, bank or other nominee does not vote on a non-routine matter because the beneficial owner of such shares has not provided voting instructions with regard to such matter. If a broker, bank or other nominee exercises their discretionary voting authority on Proposal Two, such shares will be considered present at our Annual Meeting for quorum purposes and broker non-votes will occur as to Proposals One and Three, or any other non-routine matters that are properly presented at our Annual Meeting. Broker non-votes will have no impact on the voting results.

What constitutes a quorum?

The presence at our Annual Meeting, either in person or by proxy, of holders of a majority of the aggregate number of shares of our issued and outstanding Common Stock entitled to vote thereat as of the record date shall constitute a quorum for the transaction of business at our Annual Meeting. Abstentions and broker non-votes will be counted as present for determining whether a quorum is present at our Annual Meeting.

Questions and Answers

What vote is required to approve each matter to be considered at our Annual Meeting?

	Proposal	Required Approval	How Do Votes Impact Approval of Proposal			
			For	Withhold / Against	Abstention	Broker Non-Votes
1	Election of Directors	Plurality of votes cast	For the proposal	Against the proposal	Not applicable	No effect. Not a vote cast
2	Ratification of the Appointment of Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm for 2023	Majority of the voting power present in person or represented by proxy and entitled to vote	For the proposal	Against the proposal	Against the proposal	Not applicable
3	Approval of an Amendment to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan	Majority of the voting power present in person or represented by proxy and entitled to vote	For the proposal	Against the proposal	Against the proposal	No effect. Not entitled to vote

Proposal One: Our Amended and Restated Bylaws provide for a plurality voting standard for the election of directors. This means that the director nominee with the most votes for a particular seat is elected for that seat. A broker non-vote on Proposal One will not have any effect on the election of the directors.

Proposal Two: The affirmative vote of the majority of our shares of Common Stock present at our Annual Meeting or represented by proxy and entitled to vote at our Annual Meeting is required for the approval of Proposal Two. An abstention on Proposal Two will have the same effect as a vote "AGAINST" Proposal Two. Brokers will have discretionary authority to vote on this proposal. Accordingly, there will not be any broker non-votes on Proposal Two.

Proposal Three: The affirmative vote of the majority of our shares of Common Stock present at our Annual Meeting or represented by proxy and entitled to vote at our Annual Meeting is required for the approval of Proposal Three. An abstention on Proposal Three will have the same effect as a vote "AGAINST" Proposal Three. A broker non-vote on Proposal Three will not have any effect on the outcome of the vote.

What is the deadline for submitting a proxy?

To ensure that proxies are received in time to be counted prior to our Annual Meeting, proxies submitted by Internet or by telephone should be received by 11:59 p.m. Eastern Daylight Time on the day before our Annual Meeting, and proxies submitted by mail should be received by the close of business on the day prior to the date of our Annual Meeting.

What does it mean if I receive more than one Internet Notice or proxy card?

If you hold your shares in more than one account, you will receive an Internet Notice or proxy card for each account. To ensure that all of your shares are voted, please complete, sign, date and return a proxy card for each account or use the Internet Notice or proxy card for each account to vote by Internet or by telephone. To ensure that all of your shares are represented at our Annual Meeting, we recommend that you vote every Internet Notice or proxy card that you receive.

How will my shares be voted if I return a blank proxy card or a blank voting instruction card?

If you are a holder of record of our Common Stock and you sign and return a proxy card or otherwise submit a proxy without giving specific voting instructions with respect to one or more proposals (including by signing and returning a blank proxy card), your shares will be voted:

- "FOR" the election of the three Class II nominees for director named in this proxy statement;

- "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023; and

- "FOR" the approval of the proposed amendment to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan.

If you hold your shares in street name via a broker, bank or other nominee and do not provide the broker, bank or other nominee with voting instructions with respect to one or more proposals (including by signing and returning a blank voting instruction card), your shares:

- will be counted as present for purposes of establishing a quorum;

- will be voted in accordance with the broker's, bank's or other nominee's discretion on "routine" matters, which includes only the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 (Proposal Two); and

- will not be counted in connection with the election of the three Class II directors named in this proxy statement (Proposal One), the approval of the proposed amendment to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan (Proposal Three) or any other non-routine matters that are properly presented at our Annual Meeting. For each of these proposals, your shares will be treated as "broker non-votes." A broker non-vote will have no impact on voting results.

Our Board knows of no matter to be presented at our Annual Meeting other than Proposals One, Two and Three. If any other matters properly come before our Annual Meeting upon which a vote properly may be taken, shares represented by all proxies received by us will be voted with respect thereto as permitted and in accordance with the judgment of the proxy holders.

Who is making this solicitation and who will pay the expenses?

This proxy solicitation is being made on behalf of our Board. All expenses of the solicitation, including the cost of preparing and mailing the Internet Notice or this proxy statement, will be borne by the Company.

We may supplement our solicitation of proxies by mail with telephone, e-mail or personal solicitation by our officers or other regular employees. We will not pay any additional compensation to any of our employees for their supplemental solicitation services. We have requested banks, brokers and other nominees to forward the proxy materials to, and to obtain proxies from, the beneficial owners and we will reimburse such record holders for their reasonable out-of-pocket expenses in doing so upon request.

Will a stockholder list be available for inspection?

A list of stockholders entitled to vote at our Annual Meeting will be available to stockholders of record during our Annual Meeting and to all stockholders of the Company for 10 days prior to our Annual Meeting, at Latham Group, Inc., 787 Watervliet Shaker Road, Latham, New York 12110, between the hours of 9:00 a.m. and 5:00 p.m. Eastern Daylight Time. If you would like to schedule an appointment to examine the stockholder list during this period, please email our Corporate Secretary at latham@edelman.com. The stockholder list will also be available during our Annual Meeting.

What is "householding" and how does it affect me?

We have adopted a procedure approved by the SEC, called "householding." Under this procedure, we send only one proxy statement and one annual report to eligible stockholders who share a single address, unless we have received instructions to the contrary from any stockholder at that address. This practice is designed to eliminate duplicate mailings, conserve natural resources and reduce our printing and mailing costs. Stockholders who participate in householding will continue to receive separate proxy cards.

If you share an address with another stockholder and receive only one set of proxy materials but would like to request a separate copy of these materials, please contact our mailing agent, Broadridge Financial

Solutions, Inc. by calling 1-866-540-7095 or writing to 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department, and an additional copy of proxy materials will be promptly delivered to you. Similarly, if you receive multiple copies of the proxy materials and would prefer to receive a single copy in the future, you may also contact Broadridge Financial Solutions, Inc. at the above telephone number or address. If you own shares through a bank, broker, or other nominee, you should contact the nominee concerning householding procedures.

Were there any delinquent Section 16 reports in 2022?

Section 16(a) of the Exchange Act requires our directors, our executive officers and persons who beneficially own more than 10% of a registered class of our equity securities ("insiders") to file reports with the SEC regarding their pecuniary interest in our equity securities and any changes thereto. Based on our review of the insiders' forms filed with the SEC during 2022 and representations made by the directors and executive officers, two transactions involving a vesting of RSUs and a grant of RSUs were filed late on a Form 4 by each of Mr. Cline, Mr. Evans, Mr. Hawkinson, Mr. Laven, and Ms. Morno-Wade, and two transactions involving a vesting of RSUs and two sell-to cover sales of shares of our Common Stock for tax withholding upon the vesting of RSUs were filed late on a Form 4 by each of Mr. Cowley and Mr. Kunchala.

How can I find out the results of the voting at our Annual Meeting?

We expect to announce preliminary voting results at our Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC, which is required within four business days after our Annual Meeting.

When are stockholder proposals due for next year's annual meeting of the stockholders?

Our stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, and the rules established by the SEC.

Under Rule 14a-8 of the Exchange Act, if you want us to include a proposal in the proxy materials for our 2024 annual meeting of stockholders, we must receive the proposal at our executive offices at 787 Watervliet Shaker Road, Latham, New York 12110, no later than November 22, 2023.

Our Amended and Restated Bylaws govern the submission of nominations for director or other business proposals that a stockholder wishes to have considered at a meeting of stockholders, but which are not included in the Company's proxy statement for that meeting. Under our Amended and Restated Bylaws, nominations for director or other business proposals to be addressed at our next annual meeting may be made by a stockholder entitled to vote who has delivered a notice to the Corporate Secretary not earlier than January 3, 2024 and not later than the close of business on February 2, 2024. The notice must contain the information required by the Amended and Restated Bylaws. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19(b) of the Exchange Act, to the extent applicable.

A proxy granted by a stockholder will give discretionary authority to the proxies to vote on any matters introduced pursuant to the above advance notice bylaw provisions, subject to applicable rules of the SEC. Copies of our Amended and Restated Bylaws are available on our website, https://ir.lathampool.com, or may be obtained from the Corporate Secretary.

Whom can I contact for further information?

If you would like additional copies, without charge, of this proxy statement or if you have questions about our Annual Meeting, the proposals, or the procedures for voting your shares, you should contact our Corporate Secretary at our principal executive office, 787 Watervliet Shaker Road, Latham, New York 12110 or by telephone at (800) 833-3800.

Forward-Looking Statements

Certain statements in this Proxy Statement constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Proxy Statement other than statements of historical fact may constitute forward-looking statements, including statements regarding our future operating results and financial position, our business strategy and plans, business and market trends, our objectives for future operations, and our future compensation and governance commitments. These statements involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors set forth under "Risk Factors" and elsewhere in our most recent Annual Report on Form 10-K and subsequent reports we file or furnish with the SEC. New emerging risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, results of operations and cash flows.

Although we believe that the expectations reflected in the forward-looking statements are reasonable and our expectations based on third-party information and projections are from sources that management believes to be reputable, we cannot guarantee future results, levels of activities, performance or achievements. These forward-looking statements reflect our views with respect to future events as of the date of this Proxy Statement or the date specified herein, and we have based these forward-looking statements on our current expectations and projections about future events and trends. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Proxy Statement. We anticipate that subsequent events and developments will cause our views to change. Our forward-looking statements further do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures or investments we may undertake.

Where You Can Find More Information

We are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file electronically with the SEC our annual, quarterly and current reports, proxy statements and other information. We make available on the investor relations page of our website at https://ir.lathampool.com, free of charge, copies of these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is www.sec.gov. The information in or accessible through any website referenced throughout this proxy statement is not incorporated into, and is not considered part of, this proxy statement. Further, our references to the URLs for these websites are intended to be inactive textual references only.

You should rely on the information contained in this proxy statement to vote your shares at our Annual Meeting. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated March 21, 2023. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date, and the mailing of this proxy statement to stockholders at any time after that date does not create an implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such proxy solicitations in such jurisdiction.

Form 10-K

We will make available, on or about March 21, 2023, the proxy materials, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, at www.proxyvote.com. We will also make available, solely for your reference and by courtesy, our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 on the investor relations page of our website at https://ir.lathampool.com. We will also provide, free of charge, to each person to any stockholder of record or beneficial owner of our Common Stock as of the record date, upon the written or oral request of any such persons, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 as filed with the SEC. Requests for such copies should be addressed to our Corporate Secretary at the address below:

Latham Group, Inc.
787 Watervliet Shaker Road
Latham, New York 12110
Attention: Corporate Secretary
Telephone: (800) 833-3800

Please include your contact information with the request. The exhibits set forth on the exhibit index of the Form 10-K may be made available at a reasonable charge.

Other Matters

We have no knowledge of any other matters that may come before our Annual Meeting and do not intend to present any other matters. However, if any other matters shall properly come before the meeting or any adjournment, our representatives will have the discretion to vote as they see fit unless directed otherwise.

If you do not plan to attend our Annual Meeting, in order that your shares may be represented and in order to assure the required quorum, please sign, date and return your proxy promptly. In the event you are able to attend our Annual Meeting, at your request, we will cancel your previously submitted proxy.

Appendix A

Latham Group, Inc.
First Amendment to
2021 Omnibus Equity Incentive Plan

The Latham Group, Inc. 2021 Omnibus Incentive Plan (as amended from time to time, the "**Plan**"), effective April 22, 2021, of Latham Group, Inc., a Delaware corporation (including any successor thereto, the "**Company**") and its Affiliates is hereby amended by this First Amendment (the "***First Amendment***") as set forth below. The First Amendment shall be effective from and after the date this First Amendment is approved by the stockholders of the Company in accordance with Section 13(a) of the Plan. Following such effective date, any reference to the "Plan" shall mean the Plan, as amended by this First Amendment. All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan.

1. Section 5(a) of the Plan is hereby deleted and replaced in its entirety with the following:

    (a) Awards; Minimum Vesting.

        (i) The Committee may grant Awards to one or more Eligible Persons. All Awards granted under the Plan shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions.

        (ii) Notwithstanding any other provision of the Plan to the contrary and subject to the remaining terms of this clause (ii), any Awards granted under the Plan that settle in shares of Common Stock (excluding, for this purpose, any Substitute Awards) shall vest no earlier than the first anniversary of the date of grant for such Award; provided, however, that the Committee may grant Awards without regard to the foregoing minimum vesting requirement with respect to a maximum of 5% of the shares of Common Stock subject to the Share Pool (which such Share Pool may be increased from time to time in accordance with the Plan). For purposes of Awards to non-employee directors, such Award will be deemed to vest no earlier than the first anniversary of the date of grant of the Award if such Award vests on the earlier of (X) the date of the next annual meeting of stockholders (which date is at least 50 weeks after the immediately preceding year's annual meeting of stockholders) and (Y) the first anniversary of the date of grant. For the avoidance of doubt, this Section 5(a)(ii) shall not be construed to limit the Committee's discretion to provide for accelerated exercisability or vesting of an Award, or to deem an Award to be earned, including in cases of death, Disability, retirement, termination without Cause or a Change in Control.

2. Section 5(b) of the Plan is hereby deleted and replaced in its entirety with the following:

    (b) Share Limits. Subject to Section 11 of the Plan and subsection (e) below, the following limitations apply to the grant of Awards: (i) no more than 21,170,212 shares of Common Stock may be reserved for issuance and delivered in the aggregate pursuant to Awards granted under the Plan (the "***Share Pool***"); (ii) no more than 4,830,086 shares of Common Stock may be delivered pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) the maximum amount (based on the Fair Market Value of shares of Common Stock on the date of grant as determined in accordance with applicable financial accounting rules) of Awards that may be granted in any single fiscal year to any non-employee member of the Board, taken together with any cash fees paid to such non-employee member of the Board in respect of service as a member of the Board during such fiscal year, shall be $750,000; provided, that the foregoing limitation shall not apply in respect of any Awards issued to (x) a non-employee director in connection with the Company's initial public offering of shares of Common Stock, or in respect of any one-time equity grant upon his or her appointment to the Board or (y) a non-executive chairman of the

Board, provided, that the non-employee director receiving such additional compensation does not participate in the decision to award such compensation.

3. Section 5(c) of the Plan is hereby deleted and replaced in its entirety with the following:

(c) Share Counting. The Share Pool shall be reduced, on the date of grant, by the relevant number of shares of Common Stock for each Award granted under the Plan that is valued by reference to a share of Common Stock; provided that Awards that are valued by reference to shares of Common Stock but are required to be paid in cash pursuant to their terms shall not reduce the Share Pool. If and to the extent that Awards originating from the Share Pool terminate, expire, or are cash-settled, canceled, forfeited, exchanged, or surrendered without having been exercised, vested, or settled, the shares of Common Stock subject to such Awards shall again be available for Awards under the Share Pool. Notwithstanding the foregoing, the following shares of Common Stock shall not become available for issuance under the Plan: (i) shares of Common Stock tendered by Participants, or withheld by the Company, as full or partial payment to the Company upon the exercise of Stock Options granted under the Plan; (ii) shares of Common Stock reserved for issuance upon the grant of Stock Appreciation Rights, to the extent that the number of reserved shares of Common Stock exceeds the number of shares of Common Stock actually issued upon the exercise of the Stock Appreciation Rights; and (iii) shares of Common Stock withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations upon the exercise of, upon the lapse of restrictions on, or settlement of, an Award.

4. Section 14(b)(ii) of the Plan is hereby deleted and replaced in its entirety with the following:

(ii) Notwithstanding the foregoing, the Committee may permit Awards (other than Incentive Stock Options) to be transferred by the Participant, without consideration, subject to such rules as the Committee may adopt, to: (A) any person who is a "family member" of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statements promulgated by the Securities and Exchange Commission (collectively, the "***Immediate Family Members***"); (B) a trust solely for the benefit of the Participant or the Participant's Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and the Participant's Immediate Family Members; or (D) any other transferee as may be approved either (1) by the Board or the Committee, or (2) as provided in the applicable Award Agreement, in each case in compliance with the instructions to Form S-8 (each transferee described in clause (A), (B), (C) or (D) above is hereinafter referred to as a "***Permitted Transferee***"); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan; and provided further, that in no event shall any Option or SAR (either granted independently or in tandem) be transferable for value or to any third-party financial institutions without stockholder approval. Nothing in this Section 14(b)(ii) shall apply to any portion of an Award that has been fully exercised or settled, as the case may be, and shall not preclude the forfeiture of an Award in accordance with the terms thereof or the Plan.

5. This First Amendment shall be and is hereby incorporated into and forms a part of the Plan. Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect.

* * *

As adopted by the Board of Directors of the Company on March 2, 2023.

As approved by the stockholders of the Company on _____, 2023.

Appendix B

Latham Group, Inc.
2021 Omnibus Equity Incentive Plan

1. Purpose. The Latham Group, Inc. 2021 Omnibus Incentive Plan (as amended from time to time, the "***Plan***") is intended to help Latham Group, Inc., a Delaware corporation (including any successor thereto, the "***Company***"), and its Affiliates (i) attract and retain key personnel by providing them the opportunity to acquire an equity interest in the Company or other incentive compensation measured by reference to the value of Common Stock or a targeted dollar value if denominated in cash, and (ii) align the interests of key personnel with those of the Company's stockholders.

2. Effective Date; Duration. The effective date of the Plan is April 13, 2021 (the "***Effective Date***"), which is the date that the Plan was approved by the stockholders of the Company. The expiration date of the Plan, on and after which date no Awards may be granted, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

3. Definitions. The following definitions shall apply throughout the Plan:

(a) "Award" means any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Award, or Other Cash-Based Award granted under the Plan.

(b) "Award Agreement" means the agreement (whether in written or electronic form) or other instrument or document evidencing any Award granted under the Plan.

(c) "Beneficial Ownership" has the meaning set forth in Rule 13d-3 promulgated under Section 13 of the Exchange Act.

(d) "Board" means the Board of Directors of the Company.

(e) "Cause" in the case of a particular Award, unless the applicable Award Agreement states otherwise, (i) shall have the meaning given such term (or term of similar import) in any employment, consulting, change-in-control, severance or any other agreement between the Participant and the Company or an Affiliate, or severance plan in which the Participant is eligible to participate, in either case in effect at the time of the Participant's termination of employment or service with the Company and its Affiliates, or (ii) if "cause" or term of similar import is not defined in, or in the absence of, any such employment, consulting, change-in-control, severance or any other agreement between the Participant and the Company or an Affiliate, or severance plan in which the Participant is eligible to participate, means: (A) embezzlement, theft, misappropriation or conversion, or attempted embezzlement, theft, misappropriation or conversion, by Participant of any property, funds or business opportunity of the Company or any of its Subsidiaries; (B) willful failure or refusal by Participant to perform any directive of the Board or the Chief Executive Officer or the duties of his or her employment which continues for a period of thirty (30) days following notice thereof by the Board or the Chief Executive Officer to Participant; (C) any act by Participant constituting a felony (or its equivalent in any non-United States jurisdiction) or otherwise involving theft, fraud, dishonesty, misrepresentation or moral turpitude; (D) indictment for, conviction of, or plea of nolo contendere (or a similar plea) to, or the failure of Participant to contest his or her prosecution for, any other criminal offense; (E) any violation of any law, rule or regulation relating in any way to the business or activities of the Company or its Subsidiaries, or other law that is violated during the course of Participant's performance of services, regulatory disqualification or failure to comply with any legal or compliance policies or code of ethics, code of business conduct, conflicts of interest policy or similar policies of the Company or its Subsidiaries; (F) gross negligence or material willful misconduct on the part of Participant in the performance of his or her duties as an employee, officer or director of the

Company or any of its Subsidiaries; (G) Participant's breach of fiduciary duty or duty of loyalty to the Company or any of its Subsidiaries; (H) any act or omission to act of Participant intended to materially harm or damage the business, property, operations, financial condition or reputation of the Company or any of its Subsidiaries; (I) Participant's failure to cooperate, if requested by the Board, with any investigation or inquiry into the business practices, whether internal or external, or the Company and its Subsidiaries or Participant, including Participant's refusal to be deposed or to provide testimony or evidence at any trial, proceeding or inquiry; (J) any chemical dependence of Participant which materially interferes with the performance of his or her duties and responsibilities to the Company or any of its Subsidiaries; or (K) Participant's voluntary resignation or other termination of employment effected by Participant at any time when the Company could effect such termination with Cause.

(f) "Change in Control" means, in the case of a particular Award, unless the applicable Award Agreement (or any employment, consulting, change-in-control, severance or other agreement between the Participant and the Company or an Affiliate) states otherwise, the first to occur of any of the following events:

(i) the acquisition by any Person or related "group" (as such term is used in Section 13(d) and Section 14(d) of the Exchange Act) of Persons, or Persons acting jointly or in concert, of Beneficial Ownership (including control or direction) of 50% or more (on a fully diluted basis) of either (A) the then-outstanding shares of Common Stock, including Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock (the "**Outstanding Company Common Stock**"), or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote in the election of directors (the "**Outstanding Company Voting Securities**"), but excluding any acquisition by the Company or any of its Affiliates, or the Investor, its Permitted Transferees or any of their respective Affiliates or by any employee benefit plan sponsored or maintained by the Company or any of its Affiliates;

(ii) a change in the composition of the Board such that members of the Board during any consecutive 12-month period (the "**Incumbent Directors**") cease to constitute a majority of the Board. Any person becoming a director through election or nomination for election approved by a valid vote of at least two-thirds of the Incumbent Directors shall be deemed an Incumbent Director; provided, however, that no individual becoming a director as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board, shall be deemed an Incumbent Director;

(iii) the approval by the stockholders of the Company of a plan of complete dissolution or liquidation of the Company; and

(iv) the consummation of a reorganization, recapitalization, merger, amalgamation, consolidation, statutory share exchange or similar form of corporate transaction involving the Company (a "**Business Combination**"), or sale, transfer or other disposition of all or substantially all of the business or assets of the Company to an entity that is not an Affiliate of the Company (a "**Sale**"), unless immediately following such Business Combination or Sale: (A) more than 50% of the total voting power of the entity resulting from such Business Combination or the entity that acquired all or substantially all of the business or assets of the Company in such Sale (in either case, the "**Surviving Company**"), or the ultimate parent entity that has Beneficial Ownership of sufficient voting power to elect a majority of the board of directors (or analogous governing body) of the Surviving Company (the "**Parent Company**"), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination or Sale (or, if applicable, is represented by shares into which the Outstanding Company Voting Securities were converted pursuant to such Business Combination or Sale), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination or Sale, (B) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company), and (C) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination or Sale were Board members at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination or Sale.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred if immediately after the occurrence of any of the events described in clauses (i)—(iv) above, the Investor is the Beneficial Owner, directly or indirectly, of more than 50% of the combined voting power of the Company or any successor.

(g)   "Code" means the U.S. Internal Revenue Code of 1986, as amended, and any successor thereto. References to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successors thereto.

(h)   "Committee" means the Compensation Committee of the Board or subcommittee thereof if required with respect to actions taken to comply with Rule 16b-3 promulgated under the Exchange Act in respect of Awards or, if no such Compensation Committee or subcommittee thereof exists, or if the Board otherwise takes action hereunder on behalf of the Committee, the Board.

(i)   "Common Stock" means the common stock of the Company, par value $0.01 per share (and any stock or other securities into which such common stock may be converted or into which it may be exchanged).

(j)   "Disability" means cause for termination of the Participant's employment or service due to a determination that the Participant is disabled in accordance with a long-term disability insurance program maintained by the Company or a determination by the U.S. Social Security Administration that the Participant is totally disabled.

(k)   "$" shall refer to the United States dollars.

(l)   "Eligible Director" means a director who satisfies the conditions set forth in Section 4(a) of the Plan.

(m)   "Eligible Person" means any (i) individual employed by the Company or a Subsidiary; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person, (ii) director or officer of the Company or a Subsidiary, (iii) consultant or advisor to the Company or an Affiliate who may be offered securities registrable on Form S-8 under the Securities Act, or (iv) prospective employee, director, officer, consultant or advisor who has accepted an offer of employment or service from the Company or its Subsidiaries (and would satisfy the provisions of clause (i), (ii) or (iii) above once such individual begins employment with or providing services to the Company or a Subsidiary).

(n)   "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and any successor thereto. References to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successors thereto.

(o)   "Exercise Price" has the meaning set forth in Section 7(b) of the Plan.

(p)   "Fair Market Value" means, (i) with respect to Common Stock on a given date, (x) if the Common Stock is listed on a national securities exchange, the closing sales price of a share of Common Stock reported on such exchange on such date, or if there is no such sale on that date, then on the last preceding date on which such a sale was reported, or (y) if the Common Stock is not listed on any national securities exchange, the amount determined by the Committee in good faith to be the fair market value of the

Common Stock, or (ii) with respect to any other property on any given date, the amount determined by the Committee in good faith to be the fair market value of such other property as of such date; provided, however, as to any Awards with a date of grant that is the date of the pricing of the Company's initial public offering (if any), "Fair Market Value" shall be equal to the per share price at which the Common Stock is offered to the public in connection with such initial public offering.

(q)   "Incentive Stock Option" means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(r)   "Intrinsic Value" with respect to an Option or SAR means (i) the excess, if any, of the price or implied price per Share in a Change in Control or other event over (ii) the exercise or hurdle price of such Award multiplied by (iii) the number of Shares covered by such Award.

(s)   "Immediate Family Members" has the meaning set forth in Section 14(b)(ii) of the Plan.

(t)   "Indemnifiable Person" has the meaning set forth in Section 4(e) of the Plan.

(u)   "Investor" means, collectively, the investment funds managed, sponsored or advised by Pamplona Capital Management LLC. A reference to a member of Investor is a reference to any such investment fund.

(v)   "NASDAQ" means the Nasdaq Global Select Market.

(w)   "Nonqualified Stock Option" means an Option that is not designated by the Committee as an Incentive Stock Option.

(x)   "Option" means an Award granted under Section 7 of the Plan.

(y)   "Option Period" has the meaning set forth in Section 7(c) of the Plan.

(z)   "Other Cash-Based Award" means an Award granted under Section 10 of the Plan that is denominated and/or payable in cash, including cash awarded as a bonus or upon the attainment of specific performance criteria or as otherwise permitted by the Plan or as contemplated by the Committee.

(aa)   "Other Stock-Based Award" means an Award granted under Section 10 of the Plan.

(bb)   "Participant" has the meaning set forth in Section 6 of the Plan.

(cc)   "Performance Conditions" means specific levels of performance of the Company (and/or one or more Affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, units, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis, including without limitation, on the following measures: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, net assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may but are not required to be measured on a per-share basis; (viii) earnings before or after taxes, interest, depreciation, and amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total shareholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) customer satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other "value creation" metrics; (xvii) enterprise value; (xviii) stockholder return; (xix) client or customer retention; (xx) competitive market metrics; (xxi) employee retention; (xxii) personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); (xxiii) system-wide sales; (xxiv) cost of capital, debt leverage year-end cash position or book value; (xxv) strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; (xxvi) store growth or (xxvii) same store sales growth; or any combination of the foregoing. Any one or more of the aforementioned performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the of the Company and/or one or more Affiliates as a whole or any divisions or operational and/or business units, product lines, brands, business segments, administrative departments of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a group of comparator companies, or a published or special index that the Committee deems appropriate, or as compared to various stock market indices. The Performance Conditions may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). The Committee shall have the authority to make equitable adjustments to the Performance Conditions as may be determined by the Committee, in its sole discretion.

(dd)   "Permitted Transferee" has the meaning set forth in Section 14(b)(ii) of the Plan.

(ee)   "Person" has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Common Stock of the Company.

(ff)   "Released Unit" has the meaning set forth in Section 9(d)(ii) of the Plan.

(gg)   "Restricted Period" has the meaning set forth in Section 9(a) of the Plan.

(hh)   "Restricted Stock" means an Award of Common Stock, subject to certain specified restrictions, granted under Section 9 of the Plan.

(ii)   "Restricted Stock Unit" means an Award of an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain specified restrictions, granted under Section 9 of the Plan.

(jj)   "SAR Period" has the meaning set forth in Section 8(c) of the Plan.

(kk)   "Securities Act" means the U.S. Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or other interpretive guidance.

(ll)   "Strike Price" has the meaning set forth in Section 8(b) of the Plan.

(mm)   "Stock Appreciation Right" or "SAR" means an Award granted under Section 8 of the Plan.

(nn)   "Subsidiary" means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

(oo)   "Substitute Awards" has the meaning set forth in Section 5(e) of the Plan.

4.   Administration.

(a)   The Committee shall administer the Plan, and shall have the sole and plenary authority to (i) designate Participants, (ii) determine the type, size, and terms and conditions of Awards to be granted and to grant such Awards, (iii) determine the method by which an Award may be settled, exercised, canceled, forfeited, suspended, or repurchased by the Company, (iv) determine the circumstances under which the delivery of cash, property or other amounts payable with respect to an Award may be deferred, either automatically or at the Participant's or Committee's election, (v) interpret, administer, reconcile any inconsistency in, correct any defect in and supply any omission in the Plan and any Award granted under the Plan, (vi) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan, (vii) accelerate the vesting, delivery or exercisability of, or payment for or lapse of restrictions on, or waive any condition in respect of, Awards, and (viii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan or to comply with any applicable law. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if applicable and if the Board is not acting as the Committee under the Plan), or any exception or exemption under applicable securities laws or the applicable rules of the NASDAQ or any other securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted, as applicable, it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan, be (1) a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act and/or (2) an "independent director" under the rules of the NASDAQ or any other securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted, or a person meeting any similar requirement under any successor rule or regulation ("*Eligible Director*"). However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted or action taken by the Committee that is otherwise validly granted or taken under the Plan.

(b)   The Committee may delegate all or any portion of its responsibilities and powers to any person(s) selected by it, except for grants of Awards to persons who are non-employee members of the Board or are otherwise subject to Section 16 of the Exchange Act. Any such delegation may be revoked by the Committee at any time.

(c)   As further set forth in Section 14(f) of the Plan, the Committee shall have the authority to amend the Plan and Awards to the extent necessary to permit participation in the Plan by Eligible Persons who are located outside of the United States on terms and conditions comparable to those afforded to Eligible Persons located within the United States; provided, however, that no such action shall be taken without stockholder approval if such approval is required by applicable securities laws or regulation or NASDAQ listing guidelines.

(d)   Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions regarding the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons and entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e)   No member of the Board or the Committee, nor any employee or agent of the Company (each such person, an "*Indemnifiable Person*"), shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or willful criminal omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys' fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be involved as a party, witness or otherwise by reason of any action taken or omitted to be taken or determination made under the Plan or any Award Agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company's approval (not to be unreasonably withheld), in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined as provided below that the Indemnifiable Person is not entitled to be indemnified); <u>provided</u>, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding, and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of recognized standing of the Company's choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person's fraud or willful criminal act or willful criminal omission or that such right of indemnification is otherwise prohibited by law or by the Company's certificate of incorporation or by-laws. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company's certificate of incorporation or by-laws, as a matter of law, individual indemnification agreement or contract or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f)   The Board may at any time and from time to time grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5.   Grant of Awards; Shares Subject to the Plan; Limitations.

(a)   <u>Awards</u>. The Committee may grant Awards to one or more Eligible Persons. All Awards granted under the Plan shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions.

(b)   <u>Share Limits</u>. Subject to Section 11 of the Plan and subsection (e) below, the following limitations apply to the grant of Awards: (i) no more than 13,170,212 shares of Common Stock may be reserved for issuance and delivered in the aggregate pursuant to Awards granted under the Plan (the "***Share Pool***"); (ii) no more than 4,830,086 shares of Common Stock may be delivered pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) the maximum amount (based on the Fair Market Value of shares of Common Stock on the date of grant as determined in accordance with applicable financial accounting rules) of Awards that may be granted in any single fiscal year to any non-employee member of the Board, taken together with any cash fees paid to such non-employee member of the Board in respect of service as a member of the Board during such fiscal year, shall be $750,000; <u>provided</u>, that the foregoing limitation shall not apply in respect of any Awards issued to (x) a non-employee director in connection with the Company's initial public offering of shares of Common Stock, or in respect of any one-time equity grant upon his or her appointment to the Board or (y) a non-executive chairman of the Board, provided, that the non-employee director receiving such additional compensation does not participate in the decision to award such compensation.

(c)   <u>Share Counting</u>. The Share Pool shall be reduced, on the date of grant, by the relevant number of shares of Common Stock for each Award granted under the Plan that is valued by reference to a share of Common Stock; provided that Awards that are valued by reference to shares of Common Stock but are required to be paid in cash pursuant to their terms shall not reduce the Share Pool. If and to the extent that Awards originating from the Share Pool terminate, expire, or are cash-settled, canceled, forfeited, exchanged, or surrendered without having been exercised, vested, or settled, the shares of Common Stock subject to such Awards shall again be available for Awards under the Share Pool. Notwithstanding the foregoing, the following shares of Common Stock shall not become available for issuance under the Plan: (i) shares of Common Stock tendered by Participants, or withheld by the Company, as full or partial payment to the Company upon the exercise of Stock Options granted under the Plan; (ii) shares of Common Stock reserved for issuance upon the grant of Stock Appreciation Rights, to the extent that the number of reserved shares of Common Stock exceeds the number of shares of Common Stock actually issued upon the exercise of the Stock Appreciation Rights; and (iii) shares of Common Stock withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations upon the exercise of Options or SARs granted under the Plan. Shares of Common Stock withheld by, or otherwise remitted to the Company to satisfy a Participant's tax withholding obligations upon the lapse of restrictions on, or settlement of, an Award other an Option or SAR shall again be available for Awards under the Share Pool.

(d)   Source of Shares. Shares of Common Stock delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e)   Substitute Awards. The Committee may grant Awards in assumption of, or in substitution for, outstanding awards previously granted by the Company or any Affiliate or an entity directly or indirectly acquired by the Company or with which the Company combines ("**Substitute Awards**"), and such Substitute Awards shall not be counted against the aggregate number of shares of Common Stock available for Awards (i.e., Substitute Awards will not be counted against the Share Pool); provided, that Substitute Awards issued or intended as "incentive stock options" within the meaning of Section 422 of the Code shall be counted against the aggregate number of Incentive Stock Options available under the Plan.

6. Eligibility. Participation shall be limited to Eligible Persons who have been selected by the Committee and who have entered into an Award Agreement with respect to an Award granted to them under the Plan (each such Eligible Person, a "**Participant**").

7. Options.

(a)   Generally. Each Option shall be subject to the conditions set forth in the Plan and in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the Award Agreement expressly states otherwise. Incentive Stock Options shall be granted only subject to and in compliance with Section 422 of the Code, and only to Eligible Persons who are employees of the Company and its Affiliates and who are eligible to receive an Incentive Stock Option under the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option properly granted under the Plan.

(b)   Exercise Price. The exercise price ("**Exercise Price**") per share of Common Stock for each Option (that is not a Substitute Award) shall not be less than 100% of the Fair Market Value of such share, determined as of the date of grant. Any modification to the Exercise Price of an outstanding Option shall be subject to the prohibition on repricing set forth in Section 13(b).

(c)   Vesting, Exercise and Expiration. The Committee shall determine the manner and timing of vesting, exercise and expiration of Options. The period between the date of grant and the scheduled expiration date of the Option ("**Option Period**") shall not exceed ten years, unless the Option Period (other than in the case of an Incentive Stock Option) would expire at a time when trading in the shares of Common Stock is prohibited by the Company's insider-trading policy or a Company-imposed "blackout period," in which case the Option Period shall be extended automatically (other than with respect to Options with an Exercise Price as of the end of the Option Period (prior to any such extension) that is not less than the Fair Market Value of a share of Common Stock at such time) until the 30th day following the expiration of such prohibition (so long as such extension shall not violate Section 409A of the Code). The Committee may accelerate the vesting and/or exercisability of any Option, which acceleration shall not affect any other terms and conditions of such Option.

(d)   Method of Exercise and Form of Payment. No shares of Common Stock shall be delivered pursuant to any exercise of an Option until the Participant has paid the Exercise Price to the Company in full, and an amount equal to any U.S. federal, state and local income and employment taxes and non-U.S. income and employment taxes, social contributions and any other tax-related items required to be withheld. Options may be exercised by delivery of written or electronic notice of exercise to the Company or its designee (including a third-party administrator) in accordance with the terms of the Option and the Award Agreement accompanied by payment of the Exercise Price and such applicable taxes. The Exercise

Price and delivery of all applicable required withholding taxes shall be payable (i) in cash or by check, cash equivalent and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual delivery of such shares to the Company) or any combination of the foregoing; provided, that such shares of Common Stock are not subject to any pledge or other security interest; or (ii) by such other method as elected by the Participant and that the Committee may permit, in its sole discretion, including without limitation: (A) in the form of other property having a Fair Market Value on the date of exercise equal to the Exercise Price and all applicable required withholding taxes; (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted "cashless exercise" pursuant to which the Company or its designee (including third-party administrators) is delivered a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price and all applicable required withholding taxes against delivery of the shares of Common Stock to settle the applicable trade; or (C) by means of a "net exercise" procedure effected by withholding the minimum number of shares of Common Stock otherwise deliverable in respect of an Option that are needed to pay for the Exercise Price and all applicable required withholding taxes. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares of Common Stock, or whether such fractional shares of Common Stock or any rights thereto shall be canceled, terminated or otherwise eliminated.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date on which the Participant makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (i) two years after the date of grant of the Incentive Stock Option and (ii) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instruction from such Participant as to the sale of such Common Stock.

(f) Compliance with Laws. Notwithstanding the foregoing, in no event shall the Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation service on which the Common Stock of the Company is listed or quoted.

(g) Incentive Stock Option Grants to 10% Stockholders. Notwithstanding anything to the contrary in this Section 7, if an Incentive Stock Option is granted to a Participant who owns stock representing more than ten percent of the voting power of all classes of stock of the Company or of a parent or subsidiary of the Company (within the meaning of Sections 424(e) and 424(f) of the Code), the Option Period shall not exceed five years from the date of grant of such Option and the Exercise Price shall be at least 110% of the Fair Market Value (on the date of grant) of the shares subject to the Option.

(h) $100,000 Per Year Limitation for Incentive Stock Options. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) exceeds $100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.

8. Stock Appreciation Rights (SARs).

(a) Generally. Each SAR shall be subject to the conditions set forth in the Plan and the Award Agreement. Any Option granted under the Plan may include a tandem SAR. The Committee also may award SARs independent of any Option.

(b) Strike Price. The strike price ("**Strike Price**") per share of Common Stock for each SAR (that is not a Substitute Award) shall not be less than 100% of the Fair Market Value of such share, determined as of the date of grant; provided, however, that a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option. Any modification to the Strike Price of an outstanding SAR shall be subject to the prohibition on repricing set forth in Section 13(b).

(c) Vesting and Expiration. A SAR granted in tandem with an Option shall vest and become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independently of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the "**SAR Period**"); provided, however, that notwithstanding any vesting or exercisability dates set by the Committee, the Committee may accelerate the vesting and/or exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to vesting and/or exercisability. If the SAR Period would expire at a time when trading in the shares of Common Stock is prohibited by the Company's insider trading policy or a Company-imposed "blackout period," the SAR Period shall be automatically extended (other than with respect to SARs with a Strike Price as of the end of the SAR Period (prior to any such extension) that is not less than the Fair Market Value of a share of Common Stock at such time) until the 30th day following the expiration of such prohibition (so long as such extension shall not violate Section 409A of the Code).

(d) Method of Exercise. SARs may be exercised by delivery of written or electronic notice of exercise to the Company or its designee (including a third-party administrator) in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.

(e) Payment. Upon the exercise of a SAR, the Company shall pay to the holder thereof an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Fair Market Value of one share of Common Stock on the exercise date over the Strike Price, less an amount equal to any U.S. federal, state and local income and employment taxes and non-U.S. income and employment taxes, social contributions and any other tax-related items required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value as determined on the date of exercise, or any combination thereof, as determined by the Committee. Any fractional shares of Common Stock shall be settled in cash.

9. Restricted Stock and Restricted Stock Units.

(a) Generally. Each Restricted Stock and Restricted Stock Unit Award shall be subject to the conditions set forth in the Plan and the applicable Award Agreement. The Committee shall establish restrictions applicable to Restricted Stock and Restricted Stock Units, including the period over which the restrictions shall apply (the "**Restricted Period**"), and the time or times at which Restricted Stock or Restricted Stock Units shall become vested (which, for the avoidance of doubt, may include service- and/or performance-based vesting conditions). To the extent permitted in the Committee's sole discretion, and subject to such rules, approvals, and conditions as the Committee may impose from time to time, an Eligible Person who is a non-employee director may elect to receive all or a portion of such Eligible Person's cash director fees and other cash director compensation payable for director services provided to the Company by such Eligible Person in any fiscal year, in whole or in part, in the form of Restricted Stock Units. The Committee may accelerate the vesting and/or the lapse of any or all of the restrictions on Restricted Stock and Restricted Stock Units which acceleration shall not affect any other terms and conditions of such

Awards. No share of Common Stock shall be issued at the time an Award of Restricted Stock Units is made, and the Company will not be required to set aside a fund for the payment of any such Award.

(b) Stock Certificates; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Committee shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company's directions. The Committee may also cause a stock certificate registered in the name of the Participant to be issued. In such event, the Committee may provide that such certificates shall be held by the Company or in escrow rather than delivered to the Participant pending vesting and release of restrictions, in which case the Committee may require the Participant to execute and deliver to the Company or its designee (including third-party administrators) (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock. If the Participant shall fail to execute and deliver the escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the Award Agreement, the Participant shall have the rights and privileges of a stockholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock.

(c) Restrictions; Forfeiture. Restricted Stock and Restricted Stock Units awarded to the Participant shall be subject to forfeiture until the expiration of the Restricted Period and the attainment of any other vesting criteria established by the Committee, and shall be subject to the restrictions on transferability set forth in the Award Agreement. In the event of any forfeiture, all rights of the Participant to such Restricted Stock (or as a stockholder with respect thereto), and to such Restricted Stock Units, as applicable, including to any dividends and/or dividend equivalents that may have been accumulated and withheld during the Restricted Period in respect thereof, shall terminate without further action or obligation on the part of the Company. The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock and Restricted Stock Units whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of grant of the Restricted Stock Award or Restricted Stock Unit Award, such action is appropriate.

(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units.

    (i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock and the attainment of any other vesting criteria, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect, except as set forth in the Award Agreement. If an escrow arrangement is used, upon such expiration the Company shall deliver to the Participant or such Participant's beneficiary (via book-entry notation or, if applicable, in stock certificate form) the shares of Restricted Stock with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to the Restricted Stock shall be distributed to the Participant in cash or in shares of Common Stock having a Fair Market Value (on the date of distribution) (or a combination of cash and shares of Common Stock) equal to the amount of such dividends, upon the release of restrictions on the Restricted Stock.

    (ii) Unless otherwise provided by the Committee in an Award Agreement, upon the expiration of the Restricted Period and the attainment of any other vesting criteria established by the Committee, with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or such Participant's beneficiary (via book-entry notation or, if applicable, in stock certificate form), one share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit that has not then been forfeited and with respect to which the Restricted Period has expired and any other such vesting criteria are attained ("**_Released Unit_**"); provided, however, that the Committee may elect to (A) pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock in respect of such Released Units or (B) defer the delivery of Common Stock (or cash or part Common Stock and part cash, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of delivering shares of Common

Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the shares of Common Stock would have otherwise been delivered to the Participant in respect of such Restricted Stock Units.

(iii)   To the extent provided in an Award Agreement, the holder of outstanding Restricted Stock Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, if determined by the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends as of the date of payment (or a combination of cash and shares of Common Stock) (and interest may, if determined by the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying Restricted Stock Units are settled (in the case of Restricted Stock Units, following the release of restrictions on such Restricted Stock Units), and if such Restricted Stock Units are forfeited, the holder thereof shall have no right to such dividend equivalent payments.

(e)   Legends on Restricted Stock. Each certificate representing Restricted Stock awarded under the Plan, if any, shall bear a legend substantially in the form of the following in addition to any other information the Company deems appropriate until the lapse of all restrictions with respect to such Common Stock:

> TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE LATHAM GROUP, INC. 2021 OMNIBUS INCENTIVE PLAN AND A RESTRICTED STOCK AWARD AGREEMENT, DATED AS OF   , BETWEEN LATHAM GROUP, INC. AND   . A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF LATHAM GROUP, INC.

10.   Other Stock-Based Awards and Other Cash-Based Awards. The Committee may issue unrestricted Common Stock, rights to receive future grants of Awards, or other Awards denominated in Common Stock (including performance shares or performance units), or Awards that provide for cash payments based in whole or in part on the value or future value of shares of Common Stock (“***Other Stock-Based Awards***”) and Other Cash-Based Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts as the Committee shall from time to time determine. Each Other Stock-Based Award shall be evidenced by an Award Agreement, which may include conditions including, without limitation, the payment by the Participant of the Fair Market Value of such shares of Common Stock on the date of grant.

11.   Changes in Capital Structure and Similar Events. In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the shares of Common Stock, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation service, accounting principles or law, such that in any case an adjustment is determined by the Committee to be necessary or appropriate, then the Committee shall (other than with respect to Other Cash-Based Awards) make any such adjustments in such manner as it may deem equitable, including without limitation any or all of the following:

(i)   adjusting any or all of (A) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award and/or (3) any applicable performance measures (including, without limitation, Performance Conditions and performance periods);

(ii)   providing for a substitution or assumption of Awards (or awards of an acquiring company), accelerating the delivery, vesting and/or exercisability of, lapse of restrictions and/or other conditions on, or termination of, Awards or providing for a period of time (which shall not be required to be more than ten (10) days) for Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate or become no longer exercisable upon the occurrence of such event); and

(iii)   cancelling any one or more outstanding Awards (or awards of an acquiring company) and causing to be paid to the holders thereof, in cash, shares of Common Stock, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per-share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value (as of the date specified by the Committee) of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor);

provided, however, that the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect any "equity restructuring" (within the meaning of the Financial Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)). Except as otherwise determined by the Committee, any adjustment in Incentive Stock Options under this Section 11 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 11 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 promulgated under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes. In anticipation of the occurrence of any event listed in the first sentence of this Section 11, for reasons of administrative convenience, the Committee in its sole discretion may refuse to permit the exercise of any Award during a period of up to 30 days prior to, and/or up to 30 days after, the anticipated occurrence of any such event.

12.   Effect of Termination of Service or a Change in Control on Awards.

(a)   Termination. To the extent permitted under Section 409A of the Code, the Committee may provide, by rule or regulation or in any applicable Award Agreement, or may determine in any individual case, the circumstances in which, and to the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of the Participant's termination of service prior to the end of a performance period or vesting, exercise or settlement of such Award.

(b)   Change in Control. In the event of a Change in Control, notwithstanding any provision of the Plan to the contrary, the Committee may provide for: (i) continuation or assumption of such outstanding Awards under the Plan by the Company (if it is the surviving corporation) or by the surviving corporation or its parent; (ii) substitution by the surviving corporation or its parent of awards with substantially the same terms and value for such outstanding Awards (in the case of an Option or SAR, the Intrinsic Value at grant of such Substitute Award shall equal the Intrinsic Value of the Award); (iii) acceleration of the vesting (including the lapse of any restrictions, with any performance criteria or other performance conditions deemed met at target) or right to exercise such outstanding Awards immediately prior to or as of the date of the Change in Control, and the expiration of such outstanding Awards to the extent not timely exercised by the date of the Change in Control or other date thereafter designated by the Committee; or (iv) in the case of an Option or SAR, cancelation in consideration of a payment in cash or other consideration to the Participant who holds such Award in an amount equal to the Intrinsic Value of such Award (which may be equal to but not less than zero), which, if in excess of zero, shall be payable upon the effective date of such Change in Control. For the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any Option or SARs for which the exercise or strike price is equal to or exceeds the per share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor.

13.   Amendments and Termination.

(a)   <u>Amendment and Termination of the Plan</u>. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; <u>provided</u>, that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any applicable rules or requirements of any securities exchange or inter-dealer quotation service on which the shares of Common Stock may be listed or quoted, for changes in GAAP to new accounting standards); <u>provided</u>, <u>further</u>, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary, unless the Committee determines that such amendment, alteration, suspension, discontinuance or termination is either required or advisable in order for the Company, the Plan or the Award to satisfy any applicable law or regulation. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 13(b) without stockholder approval.

(b)   <u>Amendment of Award Agreements</u>. The Committee may, to the extent not inconsistent with the terms of any applicable Award Agreement or the Plan, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after the Participant's termination of employment or service with the Company); <u>provided</u>, that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant unless the Committee determines that such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination is either required or advisable in order for the Company, the Plan or the Award to satisfy any applicable law or regulation; <u>provided</u>, <u>further</u>, that except as otherwise permitted under Section 11 of the Plan, if (i) the Committee reduces the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee cancels any outstanding Option or SAR and replaces it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash in a manner that would either (A) be reportable on the Company's proxy statement or Form 10-K (if applicable) as Options that have been "repriced" (as such term is used in Item 402 of Regulation S-K promulgated under the Exchange Act), or (B) result in any "repricing" for financial statement reporting purposes (or otherwise cause the Award to fail to qualify for equity accounting treatment), (iii) the Committee takes any other action that is considered a "repricing" for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted, or (iv) the Committee cancels any outstanding Option or SAR that has a per-share Exercise Price or Strike Price (as applicable) at or above the Fair Market Value of a share of Common Stock on the date of cancellation, and pays any consideration to the holder thereof, whether in cash, securities, or other property, or any combination thereof, then, in the case of the immediately preceding clauses (i) through (iv), any such action shall not be effective without stockholder approval.

14. General.

(a)   Award Agreements; Other Agreements. Each Award under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto. In the event of any conflict between the terms of the Plan and any Award Agreement or employment, change-in-control, severance or other agreement in effect with the Participant, the term of the Plan shall control.

(b)   Nontransferability.

(i)   Each Award shall be exercisable only by the Participant during the Participant's lifetime, or, if permissible under applicable law, by the Participant's legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant other than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii)   Notwithstanding the foregoing, the Committee may permit Awards (other than Incentive Stock Options) to be transferred by the Participant, without consideration, subject to such rules as the Committee may adopt, to (A) any person who is a "family member" of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statements promulgated by the Securities and Exchange Commission (collectively, the "***Immediate Family Members***"); (B) a trust solely for the benefit of the Participant or the Participant's Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and the Participant's Immediate Family Members; or (D) any other transferee as may be approved either (1) by the Board or the Committee, or (2) as provided in the applicable Award Agreement; (each transferee described in clause (A), (B), (C) or (D) above is hereinafter referred to as a "***Permitted Transferee***"); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii)   The terms of any Award transferred in accordance with the immediately preceding paragraph shall apply to the Permitted Transferee, and any reference in the Plan, or in any applicable Award Agreement, to the Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; (D) the consequences of the termination of the Participant's employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the transferred Award, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement; and (E) any non-competition, non-solicitation, non-disparagement, non-disclosure, or other restrictive covenants contained in any Award Agreement or other agreement between the Participant and the Company or any Affiliate shall continue to apply to the Participant and the consequences of the violation of such covenants shall continue to be applied with respect to the transferred Award, including without limitation the clawback and forfeiture provisions of Section 14(u) of the Plan.

(c)   Dividends and Dividend Equivalents. The Committee may provide the Participant with dividends or dividend equivalents as part of an Award, payable in cash, shares of Common Stock, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Common Stock, Restricted Stock or other Awards; provided, that no dividends or dividend equivalents shall be payable (i) in respect of outstanding Options or SARs or (ii) in respect of any other Award unless and until the Participant vests in such underlying Award; provided, further, that dividend equivalents may be accumulated in respect of unearned Awards and paid as soon as administratively practicable, but no more than 60 days, after such Awards are earned and become payable or distributable (and the right to any such accumulated dividends or dividend equivalents shall be forfeited upon the forfeiture of the Award to which such dividends or dividend equivalents relate).

(d)   Tax Withholding.

(i)   The Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right (but not the obligation) and is hereby authorized to withhold, from any cash, shares of Common Stock, other securities or other property deliverable under any Award or from any compensation or other amounts owing to the Participant, the amount (in cash, Common Stock, other securities or other property) of any required withholding taxes (up to the maximum permissible withholding amounts) in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action that the Committee or the Company deem necessary to satisfy all obligations for the payment of such withholding taxes.

(ii)   Without limiting the generality of paragraph (i) above, the Committee may permit the Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) payment in cash, (B) the delivery of shares of Common Stock (which shares are not subject to any pledge or other security interest) owned by the Participant having a Fair Market Value on such date equal to such withholding liability or (C) having the Company withhold from the number of shares of Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value on such date equal to such withholding liability. In addition, subject to any requirements of applicable law, the Participant may also satisfy the tax withholding obligations by other methods, including selling shares of Common Stock that would otherwise be available for delivery, provided that the Board or the Committee has specifically approved such payment method in advance.

(e)   No Claim to Awards; No Rights to Continued Employment, Directorship or Engagement. No employee, director of the Company, consultant providing service to the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, or to continue in the employ or the service of the Company or an Affiliate, nor shall it be construed as giving any Participant who is a director any rights to continued service on the Board.

(f)   International Participants. With respect to Participants who reside or work outside of the United States, the Committee may amend the terms of the Plan or appendices thereto, or outstanding Awards, with respect to such Participants, in order to conform such terms with or accommodate the requirements of local laws, procedures or practices or to obtain more favorable tax or other treatment for the Participant, the Company or its Affiliates. Without limiting the generality of this subsection, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on death, disability, retirement or other terminations of employment, available methods of exercise or settlement of an

Award, payment of income, social insurance contributions or payroll taxes, withholding procedures and handling of any stock certificates or other indicia of ownership that vary with local requirements. The Committee may also adopt rules, procedures or sub-plans applicable to particular Affiliates or locations.

(g)   Beneficiary Designation. The Participant's beneficiary shall be the Participant's spouse (or domestic partner if such status is recognized by the Company and in such jurisdiction), or if the Participant is otherwise unmarried at the time of death, the Participant's estate, except to the extent that a different beneficiary is designated in accordance with procedures that may be established by the Committee from time to time for such purpose. Notwithstanding the foregoing, in the absence of a beneficiary validly designated under such Committee-established procedures and/or applicable law who is living (or in existence) at the time of death of a Participant residing or working outside the United States, any required distribution under the Plan shall be made to the executor or administrator of the estate of the Participant, or to such other individual as may be prescribed by applicable law.

(h)   Termination of Employment or Service. The Committee, in its sole discretion, shall determine the effect of all matters and questions related to the termination of employment of or service of a Participant. Except as otherwise provided in an Award Agreement, or any employment, consulting, change-in-control, severance or other agreement between the Participant and the Company or an Affiliate, unless determined otherwise by the Committee: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if the Participant's employment with the Company or its Affiliates terminates, but such Participant continues to provide services with the Company or its Affiliates in a non-employee capacity (including as a non-employee director) (or vice versa), such change in status shall not be considered a termination of employment or service with the Company or an Affiliate for purposes of the Plan.

(i)   No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no person shall be entitled to the privileges of ownership in respect of shares of Common Stock that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(j)   Government and Other Regulations.

(i)   Nothing in the Plan shall be deemed to authorize the Committee or Board or any members thereof to take any action contrary to applicable law or regulation, or rules of the NASDAQ or any other securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted.

(ii)   The obligation of the Company to settle Awards in Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to and in compliance with the terms of an available exemption. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, U.S. federal securities laws, or the rules, regulations and other requirements of the U.S. Securities and Exchange Commission, any securities exchange or inter-dealer quotation service upon which such shares or other securities of the Company are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, rules, regulations and other requirements, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates of Common Stock or other securities of the Company or any Affiliate delivered under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of the Company or any Affiliate delivered under the Plan in book-entry form to be held subject to the Company's instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(iii) The Committee may cancel an Award or any portion thereof if it determines that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company's acquisition of shares of Common Stock from the public markets, the Company's issuance of Common Stock to the Participant, the Participant's acquisition of Common Stock from the Company and/or the Participant's sale of Common Stock to the public markets illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, unless prevented by applicable laws, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of shares of Common Stock (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

(k) <u>Lock-Up Agreement</u>. As a condition to the grant of an Award, if requested by the Company and the lead underwriter of any public offering of Common Stock (the "***Lead Underwriter***"), a Participant must irrevocably agree not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of, any interest in any Common Stock or any securities convertible into, derivative of, or exchangeable or exercisable for, or any other rights to purchase or acquire Common Stock (except Common Stock included in such public offering or acquired on the public market after such offering) during such period of time after the effective date of a registration statement of the Company filed under the Securities Act that the Lead Underwriter may specify (the "***Lock-Up Period***"). Each Participant must sign such documents as may be requested by the Lead Underwriter or the Company to effect the foregoing. The Company may impose stop-transfer instructions with respect to Common Stock acquired under an Award until the end of such Lock-Up Period. In addition, the Company may impose additional restrictions.

(l) <u>Payments to Persons Other Than Participants</u>. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for such person's affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or such person's estate (unless a prior claim therefor has been made by a duly appointed legal representative or a beneficiary designation form has been filed with the Company) may, if the Committee so directs the Company, be paid to such person's spouse, child, or relative, or an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(m) <u>Nonexclusivity of the Plan</u>. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(n)   <u>No Trust or Fund Created</u>. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and the Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or to otherwise segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company.

(o)   <u>Reliance on Reports</u>. Each member of the Committee and each member of the Board (and each such member's respective designees) shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent registered public accounting firm of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than such member or designee.

(p)   <u>Relationship to Other Benefits</u>. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(q)   <u>Governing Law</u>. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws thereof, or principles of conflicts of laws of any other jurisdiction that could cause the application of the laws of any jurisdiction other than the State of Delaware.

(r)   <u>Severability</u>. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(s)   <u>Obligations Binding on Successors</u>. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company.

(t)   <u>Section 409A of the Code</u>.

(i)   It is intended that the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan or any other plan maintained by the Company, including any taxes and penalties under Section 409A of the Code, and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Participant or any beneficiary harmless from any or all of such taxes or penalties. With respect to any Award that is considered "deferred compensation" subject to Section 409A of the Code, references in the Plan to "termination of employment" (and substantially similar phrases) shall mean "separation from service" within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.

(ii)   Notwithstanding anything in the Plan to the contrary, if the Participant is a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments or deliveries in respect of any Awards that are "deferred compensation" subject to Section 409A of the Code shall be made to such Participant prior to the date that is six months after the date of such Participant's "separation from service" within the meaning of Section 409A of the Code or, if earlier, the Participant's date of death. All such delayed payments or deliveries will be paid or delivered (without interest) in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

      (iii) In the event that the timing of payments in respect of any Award that would otherwise be considered "deferred compensation" subject to Section 409A of the Code would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code and any Treasury Regulations promulgated thereunder or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of "disability" pursuant to Section 409A of the Code and any Treasury Regulations promulgated thereunder.

      (u) Clawback/Forfeiture. Notwithstanding anything to the contrary contained herein, the Committee may cancel an Award if the Participant, without the consent of the Company, (A) has engaged in or engages in activity that is in conflict with or adverse to the interests of the Company or any Affiliate while employed by or providing services to the Company or any Affiliate, including fraud or conduct contributing to any financial restatements or irregularities or (B) violates a non-competition, non-solicitation, non-disparagement or non-disclosure covenant or agreement with the Company or any Affiliate, as determined by the Committee, or if the Participant's employment or service is terminated for Cause. The Committee may also provide in an Award Agreement that in any such event the Participant will forfeit any compensation, gain or other value realized thereafter on the vesting, exercise or settlement of such Award, the sale or other transfer of such Award, or the sale of shares of Common Stock acquired in respect of such Award, and must promptly repay such amounts to the Company. The Committee may also provide in an Award Agreement that if the Participant receives any amount in excess of what the Participant should have received under the terms of the Award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), all as determined by the Committee, then the Participant shall be required to promptly repay any such excess amount to the Company. In addition, the Company shall retain the right to bring an action at equity or law to enjoin the Participant's activity and recover damages resulting from such activity. Further, to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the NASDAQ or any other securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted, or if so required pursuant to a written policy adopted by the Company, Awards shall be subject (including on a retroactive basis) to clawback, forfeiture or similar requirements (and such requirements shall be deemed incorporated by reference into all outstanding Award Agreements).

      (v) No Representations or Covenants With Respect to Tax Qualification. Although the Company may endeavor to (i) qualify an Award for favorable U.S. or non-U.S. tax treatment or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under the Plan.

      (w) No Interference. The existence of the Plan, any Award Agreement, and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company, the Board, the Committee, or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants, or rights to purchase stock or of bonds, debentures, or preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or that are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company or any Affiliate, or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(x)   Expenses; Titles and Headings. The expenses of administering the Plan shall be borne by the Company and its Affiliates. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

(y)   Whistleblower Acknowledgments. Notwithstanding anything to the contrary herein, nothing in this Plan or any Award Agreement will (i) prohibit a Participant from making reports of possible violations of federal law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Exchange Act or Section 806 of the Sarbanes-Oxley Act of 2002, or of any other whistleblower protection provisions of federal law or regulation, or (ii) require prior approval by the Company or any of its Affiliates of any reporting described in clause (i).

*   *   *

As adopted by the Board of Directors of the Company on April 12, 2021.

As approved by the stockholders of the Company on April 13, 2021.